As filed with the Securities and Exchange Commission on July 18, 2011
Registration No. 333-172118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ADS TACTICAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	5091	27-1083344
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

621 Lynnhaven Parkway, Suite 400
Virginia Beach, Virginia 23452
(757) 481-7758
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles M. Salle
General Counsel
ADS Tactical, Inc.
621 Lynnhaven Parkway, Suite 400
Virginia Beach, Virginia 23452
(757) 481-7758
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kirk A. Davenport, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Richard Sandler, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum
Title of Each Class of	Amount to	Proposed Maximum	Aggregate Offering	Amount of Registration
Securities to be Registered	be Registered	Offering Price Per Share	Price(2)	Fee(3)
Common Stock, par value $0.001 per share	13,800,000	$18.00	$248,400,000	$28,839.24

(1)	Includes shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act.

(3)	$11,610 was previously paid on February 8, 2011.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued July 18, 2011

12,000,000 Shares

Common Stock

This is an initial public offering of shares of common stock by ADS Tactical, Inc. We are offering 9,000,000 shares of our common stock in this offering and the selling stockholders named in this prospectus are offering 3,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of our common stock will be between $16.00 and $18.00. We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol “ADSI.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

Price $      a Share

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	the Selling
	Public	Commissions	the Company	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 1,800,000 additional shares of common stock on the same terms set forth above. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by the selling stockholders will be $     , the total proceeds, before expenses, to the selling stockholders will be $     . See the section of this prospectus entitled “Underwriters.”

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about          , 2011.

J.P. Morgan	Morgan Stanley	Wells Fargo Securities

Baird	BB&T Capital Markets	William Blair & Company	Cowen and Company

          , 2011

ADS®

GEN

OPERATIONAL EQUIPMENT & LOGISTICS SOLUTIONS

OPERATIONAL EQUIPMENT & LOGISTICS SOLUTIONS

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Until          , 2011 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

MARKET AND INDUSTRY INFORMATION

We obtained the industry and market data in this prospectus from our own research and from information released by the Department of Defense, including the Fiscal Year 2012 Budget Request and annual budget press releases. While we believe that the information released by the Department of Defense is reliable, we have not independently verified the data contained therein. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source. Moreover, the Department of Defense may, in the future, alter the manner in which it gathers data regarding the markets in which we operate our business. As a result, you should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus, including those discussed under the heading “Risk Factors.”

TRADEMARKS AND TRADENAMES

We own or have rights to trademarks and/or tradenames that we use in connection with the operation of our business. Certain trademarks and/or tradenames are subject to registrations or applications to register with the United States Patent and Trademark Office, while others are not subject to registration but protected by common law rights. These registered and unregistered marks include our company, product and website names and logos used herein. Each trademark, tradename or service mark by any other company appearing in this prospectus belongs to its owner and is used under permission or license from its owner. Some of the trademarks we own or have the right to use include ADS (words and design), OFFICIAL GENIII ECWCS (words and design) and WARRIOR EXPO. We also sell products under a number of licensed brands, including COMBAT MEDICAL SYSTEMS. Solely for convenience, trademarks, service marks and tradenames referred to in this prospectus may appear without the ®, tm or SM symbols, but such references are not intended to indicate, in any way, that we will not assert to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and tradenames.

NON-GAAP FINANCIAL MEASURES

EBITDA, as presented in this prospectus, is a supplemental measure of our performance that is not required by, or presented in accordance with, generally accepted accounting principles in the United States, or “GAAP.” We define EBITDA as net income before interest expense, provision for income taxes and depreciation and amortization. EBITDA should not be considered as an alternative to net income as a measure of performance. We believe that EBITDA is a useful financial metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business, as well as for providing a comparison of our operating performance to that of other companies in our industry. Because EBITDA is not determined in accordance with U.S. GAAP and is susceptible to varying calculations, EBITDA, as presented, may not be comparable to other similarly titled measures presented by other companies.

EBITDA has limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP.

Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	it does not reflect any cash income taxes that we may be required to pay;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	assets are depreciated or amortized over differing estimated useful lives and often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA measures differently than we do, limiting its usefulness as a comparative measure.

ii

PROSPECTUS SUMMARY

This summary highlights important information regarding our business and the offering contained elsewhere in this prospectus. Please review this prospectus in its entirety, including “Risk Factors,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, before you decide to invest. Unless otherwise noted or as the context otherwise requires, the terms “company,” “ADS,” “we,” “us” and “our” refer to ADS Tactical, Inc., a Delaware corporation, our operating subsidiaries, including Atlantic Diving Supply, Inc., MAR-VEL International, Inc. and the consolidated variable interest entities. Unless otherwise noted in this prospectus, any statements with respect to the number of items we offer and the number of our customers, vendors and preferred vendors are made as of March 31, 2011. Some of the statements in this prospectus constitute forward-looking statements. Except as otherwise indicated, all information in this prospectus gives effect to our amended and restated certificate of incorporation effecting a 300-for-1 stock split and a change from no par value to $0.001 par value per share with respect to our common stock. See “Forward-Looking Statements.”

ADS Tactical, Inc.

Our Company

We believe we are a leading provider of value-added logistics and supply chain solutions specializing in tactical and operational equipment, based on 2010 sales. We drive sales between a fragmented base of vendors and a decentralized group of customers by tailoring our solutions to meet their needs. Most of our over 4,000 active customers (in the past 24 months) are within the Department of Defense and the Department of Homeland Security. Our business model is adaptable and scalable to serve other domestic and foreign government agencies. Through our vendor network, we offer our customers access to over 160,000 items, which we combine with our broad suite of value-added supply chain management services. Our flexible operating model allows us to maintain an asset-light, low-inventory business. We believe our value proposition has allowed us to drive the growth in demand for the products and related services we offer while building upon the strength of our market position, as evidenced by the compound annual growth rate of our net sales, net income and EBITDA from 2006 to 2010 of 61%, 84% and 80%, respectively.

Our customers need the products we offer for ongoing training and to be prepared for a variety of peacetime operations and missions at home and abroad. The products we offer include apparel, expeditionary equipment, optical equipment, communications equipment, emergency medical supplies, lighting, eyewear and other items from approximately 1,400 active vendors (in the past 24 months) such as Camelbak, Hunter Defense Technologies, L-3 Communications, Oakley and SureFire. Most of the products we distribute require regular replacement due to wear and tear and technological advancements. We combine the distribution of our products with our value-added supply chain management services, which enable us to streamline the procurement process for our customers by anticipating their product needs, to achieve on-time and accurate delivery and to provide in one place a selection of products to meet specific tactical and operational requirements. Our value-added supply chain management services include kitting and assembly, custom sourcing, training, product research and development and quality assurance and quality management systems.

We seek to be a critical partner to each of our customers and vendors. Our value proposition is driven by the combination of three key factors:

•	Deep-Rooted Customer Relationships. By utilizing our logistics solutions and access to our broad portfolio of contractual procurement vehicles, our customers may save time and money, which generates repeat business and fosters deep relationships with our customers.

•	Strategic Vendor Alliances. Our vendors are able to leverage our experienced sales force, product knowledge, customer relationships and access to contractual procurement vehicles to drive demand for their products and reach a customer base that may otherwise be difficult for them to access independently.

•	Broad Portfolio of Contractual Procurement Vehicles. Our contractual procurement vehicles provide multiple channels through which our customers can purchase, and our vendors can sell, any of the over

160,000 items we offer without the need for time-consuming individual contracts or open-market bid processes. Our contractual procurement vehicles give our vendors access to customers they may not independently have and enable the U.S. government to realize increased procurement efficiencies.

Our Market Opportunity

We believe our addressable market is approximately $100 billion, of which our current market share is approximately 1%. Our primary customers include U.S. government agencies whose funds come from, among other sources, the Readiness & Support portion of the Operation & Maintenance budget, which is allocated from the larger Department of Defense base budget. According to the Department of Defense’s 2012 budget projections, from 2011 through 2016, the Operations & Maintenance budget’s share of the total Department of Defense base budget is expected to increase, with an expected compound annual growth rate of approximately 5%, compared to approximately 2% for the Department of Defense base budget. We believe the Operation & Maintenance budget is stable and growing because it funds ongoing military readiness and training and thus is not driven by active and ongoing conflicts.

The need for our capabilities and services developed over the last decade, as the U.S. government began to shift away from standardized products and equipment built to government specifications, towards readily available, commercial off-the-shelf products and equipment. In addition, over the same period, the Department of Defense’s focus has shifted away from developing large-scale weapons platforms and towards equipping personnel to engage in ground-based, irregular warfare against asymmetric threats. Finally, the role of the U.S. military is expanding beyond the scope of its traditional national defense function. We believe that the following trends will increase the demand for our tactical and operational equipment and value-added supply chain management services:

•	Continuous Commitment to Operational Readiness and Troop Modernization. The U.S. Army has transitioned to a model that rotates units between three levels of deployment readiness—“preparation,” “eligible” and “available.” As new units rotate into each level of readiness, they are issued new and modernized equipment.

•	Broader Array of Mission Objectives. Increasingly, the branches of the U.S. military are called upon to undertake missions beyond the scope of their traditional national defense functions, such as assistance with disaster relief, border patrol and nation-building.

•	Need for Tightly Integrated and Specialized Equipment. The Department of Defense is focused on ensuring that each soldier is properly equipped with state-of-the art equipment. Consequently, the average spend-per-soldier has increased historically and is expected to continue to grow.

•	Need for Increased Manpower to Counter Asymmetrical Threats. The threat of simultaneous, irregular conflicts requires significant numbers of trained and properly equipped troops ready to deploy on short notice.

•	Increasing Importance of Expeditionary Warfare Units. The U.S. Army, the U.S. Air Force and the U.S. Navy reorganized to increase the effectiveness and availability of their expeditionary warfare units, which are mobile and self-sufficient units that operate away from established bases and are able to deploy quickly.

Our Competitive Strengths

The following competitive strengths differentiate us from our competitors and are critical to our continued success:

Deep-Rooted Customer Relationships.  We aim to be a one-stop-shop for our customers’ tactical and operational equipment needs by streamlining the procurement process and providing value-added supply chain management services. Many of our customers depend on us to manage their procurement process and to introduce them to new products best-suited to their particular needs. Our ability to establish, sustain and grow these relationships would be difficult and expensive to replicate.

Value-Added Supply Chain Solutions.  We are able to effectively manage and coordinate a fragmented supply chain to provide complete and on-time delivery of products to our customers at attractive prices. We provide efficient and compelling solutions to meet our customers’ needs and requirements. By reducing complexities and increasing efficiencies in their procurement processes, we believe we are a critical partner to our customers.

Scalable Infrastructure.  Our recent investment in scalable infrastructure and operations gives us the capacity to build upon our past performance with minimal future capital expenditures. As a result of our asset-light operating model, we generate significant free cash flow (calculated as cash flow from operations minus capital expenditures) and have relatively low capital expenditures and working capital requirements. For example, for the year ended December 31, 2010, approximately 51% of our net sales were from orders shipped directly from the vendor.

Extensive Vendor Relationships and Preferred Vendor Program.  We are the primary avenue into the government sales channel for many of our vendors as a result of our familiarity with the complexities of government procurement and our access to customers in U.S. government agencies. As a result, new vendors seek to establish relationships with us, allowing us to continue to expand the breadth of products we offer. We are able to competitively bid on opportunities as a result of the preferential terms and support we receive from our preferred vendors.

Broad Portfolio of Contractual Procurement Vehicles.  Our access to a broad portfolio of contractual procurement vehicles makes the sale and procurement process easier and faster for both our customers and our vendors. We use the term “contractual procurement vehicle” to refer to a type of government contract that is awarded to a limited number of suppliers, authorizing those suppliers to compete for specific purchase orders from different government entities. Obtaining the type of contractual procurement vehicles used by our customers requires a demonstrated track record of past performance, which makes our portfolio of contractual procurement vehicles difficult to replicate.

Experienced Sales Force.  A substantial portion of our sales personnel has extensive military experience. Their comprehensive capabilities, including the valuable feedback regarding products they provide to both customers and vendors and their ability to identify suitable contractual procurement vehicles, enhance our key relationships while ensuring superior customer service.

Dedicated and Capable Management Team.  With substantial operational experience and functional knowledge, our senior management team has successfully led the formation and development of our business model and overseen significant growth in our net sales and EBITDA.

Our Growth Strategy

Further Penetrate our Primary Customer Base.  Our primary customer base is fragmented and characterized by a decentralized procurement process. Our sales force currently calls on only a small percentage of the purchasing decision makers at both the program and unit levels of the U.S. military. We expect to increase sales to our existing customers and add new customers within our primary customer base using the following key growth strategies:

•	Continue to Expand our Sales Force. We intend to expand the size of our sales force. In the first three months of 2011, we increased the overall size of our sales force by 19 representatives, representing a 11% increase from 2010 fiscal year end. With additional sales representatives, we believe we can replicate our prior unit-level successes in currently underserved units.

•	Expand our Product Offerings. We continue to expand the breadth of our product offerings as we strive to meet the constantly changing needs of our customers. Our sales force continuously evaluates our customers’ needs in order to design solutions to meet those requirements. We then work directly with our vendor partners to increase the breadth and quality of our available product lines specifically based on our customers’ needs. This enables us to offer the latest and best available commercial off-the-shelf products.

•	Increase Demand for our Value-Added Supply Chain Solutions. We intend to further develop and drive demand for our customer-centric, value-added supply chain solutions and to focus on expanding our kitting and assembly and large integration programs. These solutions increase the readiness and effectiveness of our customers, which we believe will increase demand for the products and related services we offer.

Increase the Number, Size and Scope of our Contractual Procurement Vehicles.  In order to enhance the flexibility, we will continue to compete strategically for new contractual procurement vehicles. We are actively pursuing a number of contractual procurement vehicles that are currently in the development stage.

Add New Categories of Customers Outside of our Traditional Markets.  We believe that we are well positioned to forge new relationships with potential customers who are not yet material to our operations, including the Department of Homeland Security and other federal agencies. Furthermore, we believe there are opportunities to provide the products and related services we offer in the U.S.-assisted equipping of allied foreign militaries and security services.

Pursue Selected Acquisitions.  We may supplement our organic growth by pursuing selected acquisitions aimed at augmenting our contractual procurement vehicle portfolio, broadening and diversifying our customer base, expanding our product offerings and vendor network or increasing our geographic presence.

Recent Transactions

On March 25, 2011, in a transaction exempt from registration under the Securities Act, we issued $275.0 million of 11.00% senior secured notes due 2018, which we refer to as the “senior secured notes.” Concurrently with the closing of the offering of the senior secured notes, we amended and restated our senior secured revolving credit facility to, among other things, permit the offering of the senior secured notes and to permit distributions to our stockholders. The proceeds from the offering of the senior secured notes, along with amounts drawn from our senior secured revolving credit facility, were used (1) to make a distribution of $217.1 million to our stockholders, (2) to repay our 2010 senior secured term loan facility, which we refer to as our “term loan facility,” (3) to pay cash bonuses, which we refer to as “transaction bonuses,” to certain members of our senior management in an amount not to exceed $9.0 million, $6.6 million of which was paid upon consummation of the offering of the senior secured notes and the remainder of which will be paid upon the earlier of (x) the consummation of this offering and (y) December 31, 2011, and (4) to pay related transaction fees and expenses. In this prospectus, we refer to the offering of the senior secured notes, the repayment of our term loan facility, the distribution to our stockholders, the amendment and restatement of our senior secured revolving credit facility, the write-off of deferred financing costs in connection with the repayment of our term loan facility, the payment of the transaction bonuses and the payment of fees and expenses in connection with the foregoing transactions collectively as the “refinancing transactions.” See “Description of Certain Indebtedness.”

Risk Factors

An investment in our common stock involves substantial risks and uncertainties. We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, results of operations and financial condition. See “Risk Factors” beginning on page 12 for a discussion of the material risks that prospective purchasers should consider before investing in our common stock. Some of the more significant risks relating to our business include, among others:

•	our business is dependent on maintaining our relationships with our customers and developing relationships with new customers;

•	we are a government contractor and rely on U.S. government entities for substantially all of our sales;

•	the Special Operational Equipment Tailored Logistics Support Program, or “Spec Ops TLS,” contract representing approximately 44% of our total net sales for the three months ended March 31, 2011, is up for renewal in March 2012, and the Generation III Extended Cold Weather Clothing System, or “GEN III,” contract representing approximately 19% of our total net sales for the three months ended March 31, 2011, is currently in the final year of its five-year term, expiring on November 20, 2011;

•	our business is dependent on maintaining our relationships with key vendors and developing relationships with new vendors;

•	we are dependent on the performance of our vendors in meeting the needs of our customers;

•	we are subject to extensive laws and regulations as a result of our status as a government contractor and as a result of the products we sell and the business we conduct abroad;

•	we are dependent on receiving distributions from our subsidiaries due to our status as a holding company;

•	we are exempt from certain corporate governance requirements as a result of our status as a “controlled company” within the meaning of the New York Stock Exchange rules;

•	upon completion of this offering, the selling stockholders will continue to own a majority of our common stock and therefore will continue to have significant influence over matters submitted to a stockholder vote; and

•	our substantial indebtedness could adversely affect our financial flexibility and our competitive position.

Additional Information

We were originally incorporated in Virginia in 1997. We are currently a subchapter S corporation under the rules and regulations of the Internal Revenue Service. As a result, income taxes attributable to our federal and state income are payable by our stockholders. Distributions have been paid to stockholders to fund their tax obligations related to their ownership of ADS Tactical, Inc.

In connection with this offering, we will convert to a subchapter C corporation. In connection with our conversion from a subchapter S corporation to a subchapter C corporation, we will record a tax benefit (estimated to be approximately $500,000 as if the conversion occurred on March 31, 2011) to recognize deferred taxes.

Our principal executive offices are located at 621 Lynnhaven Parkway, Suite 400, Virginia Beach, Virginia 23452. Our telephone number is (757) 481-7758. Our website address is http://www.adsinc.com. Information on our website is not considered part of this prospectus.

The Offering

Issuer	ADS Tactical, Inc.

Shares of common stock offered by us	9,000,000 shares.

Shares of common stock offered by the selling stockholders	3,000,000 shares.

Common stock to be outstanding after this offering	53,442,000 shares.

Option to purchase additional shares	1,800,000 shares offered by the selling stockholders.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts, will be approximately $142.3 million, assuming the common stock is offered at $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering (1) to exercise our option to redeem 35%, or $96.3 million, of our outstanding senior secured notes at an aggregate redemption price of $106.8 million, or 111% of the principal amount thereof, and (2) to repay $35.5 million in principal amount outstanding under our senior secured revolving credit facility. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Listing	We have applied to have our common stock listed on the New York Stock Exchange under the trading symbol “ADSI.”

Conflicts of interest	We intend to use a portion of the proceeds from this offering to redeem a portion of our outstanding senior secured notes and to repay a portion of the amounts outstanding under our senior secured revolving credit facility. See “Use of Proceeds.” As a result of these payments, Wells Fargo Securities, LLC and its affiliates will receive a portion of the net proceeds from this offering. Accordingly, this offering will be conducted in compliance with the applicable provisions of FINRA Rule 5121 of Financial Industry Regulatory Authority, or FINRA. Pursuant to FINRA rules, a “qualified independent underwriter,” as defined by the FINRA rules, must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus. Morgan Stanley & Co. LLC is serving in that capacity. See “Conflicts of Interest.”

Except as otherwise indicated, all information in this prospectus:

•	excludes restricted stock unit and option grants expected to occur concurrently with the consummation of this offering and all shares reserved for future issuance pursuant to our 2011 Equity Incentive Award Plan (see “Executive Compensation—New Executive Compensation Plans—2011 Incentive Award Plan”);

•	gives effect to the filing of our amended and restated certificate of incorporation, effecting a 300-for-1 stock split with respect to our common stock; and

•	assumes no exercise by the underwriters of their option to purchase 1,800,000 additional shares from the selling stockholders in this offering. See “Principal and Selling Stockholders.”

Summary Consolidated Financial and Other Data

The following tables summarize the consolidated financial and other data for our business, as well as certain pro forma information that gives effect to our conversion from a subchapter S corporation to a subchapter C corporation as if it occurred on January 1 of each period. In addition, certain pro forma, as adjusted information gives effect to the refinancing transactions and the use of proceeds from this offering. You should read this summary consolidated financial and other data in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, all included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2009 and 2010 and for the fiscal years ended December 31, 2008, 2009 and 2010 have been included elsewhere in this prospectus. The unaudited condensed consolidated statements of operations data for the three months ended March 31, 2010 and 2011, and the unaudited condensed consolidated balance sheet data as of March 31, 2011, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our results of operations for the three months ended March 31, 2011, are not necessarily indicative of the results to be obtained for the full fiscal year.

	Year Ended			Three Months Ended
	December 31,			March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(In thousands, except per share and employee data)

Consolidated Statements of Operations Data:
Net sales	$660,535	$932,177	$1,330,840	$292,283	$343,917
Costs and Expenses:
Cost of goods sold	572,992	809,117	1,166,391	258,853	302,691
Selling, general and administrative	44,323	60,897	80,945	15,568	28,121
Intangible asset impairment	—	2,996	—	—	—
Income from operations	43,220	59,167	83,504	17,862	13,105
Interest income	225	84	127	47	28
Interest expense	(1,481)	(1,401)	(5,388)	(780)	(2,342)
Write-off of deferred financing costs	—	—	—	—	(1,536)

Net income	41,964	57,850	78,243	17,129	9,255

Net income attributable to common stockholders	$42,010	$57,709	$77,282	$16,737	$9,112

Pro Forma Data (unaudited)(1):
Pro forma provision for income taxes	$16,594	$22,795	$30,913	$6,611	$3,554
Pro forma net income	25,370	35,055	47,330	10,518	5,701
Pro forma net income attributable to common stockholders	25,416	34,914	46,369	10,126	5,558
Pro forma net income per common share after giving effect to stock split:
Basic	$0.57	$0.79	$1.04	$0.23	$0.13
Diluted	0.57	0.79	1.04	0.23	0.13
Pro forma weighted average shares outstanding after giving effect to stock split:
Basic	44,442	44,442	44,442	44,442	44,442
Diluted	44,442	44,442	44,442	44,442	44,442
Pro Forma, As Adjusted Data (unaudited)(2):
Pro forma, as adjusted interest expense			$24,483	—	$6,109
Pro forma, as adjusted net income before income taxes			59,148	—	5,488
Pro forma, as adjusted provision for income taxes			23,275	—	2,085
Pro forma, as adjusted net income			35,873	—	3,403
Pro forma, as adjusted net income attributable to common stockholders			34,912	—	3,260
Pro forma, as adjusted net income per common share attributable to common stockholders:
Basic			$0.65	—	$0.06
Diluted			0.65	—	0.06
Pro forma, as adjusted weighted average common shares outstanding:
Basic			53,442	—	53,442
Diluted			53,442	—	53,442
Other Data:
Net cash provided by operating activities	$15,893	$35,291	$31,742	$12,510	$31,817
Net cash used in investing activities	(14,888)	(6,586)	(2,947)	(1,520)	(1,226)
Net cash provided by (used in) financing activities	492	(29,547)	(27,340)	(11,065)	(31,463)
Depreciation and amortization	2,049	2,140	974	249	469
Sales representatives at end of period(3)	87	118	166	140	185
Capital expenditures	$8,297	$9,181	$3,387	$781	$1,371
EBITDA(4)	45,269	61,307	84,478	18,111	13,574

	As of March 31, 2011
	Actual	As Adjusted(5)
	(unaudited)
	(In thousands)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$1,938	$1,938
Working capital	53,957	84,246
Total debt	355,698	223,995
Total stockholders’ deficit	(203,162)	(78,748)

(1)	We historically have been treated as a subchapter S corporation for U.S. federal income tax purposes. As a result, our income has not been subject to U.S. federal income taxes or state income taxes in those states where S corporation status is recognized. In general, the corporate income or loss of a subchapter S corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S corporation status is recognized. In connection with this offering, we will convert from a subchapter S corporation to a subchapter C corporation. Pro forma provision for income taxes reflects combined federal and state income taxes on a pro forma basis, as if we had been taxed as a subchapter C corporation, using an effective tax rate of 39.5% for 2008 and 2009, and an effective tax rate of 40.0% for 2010. The effective tax rates used for the three month periods ended March 31, 2010 and 2011 were 39.5% and 39.0%, respectively.

Pro forma net income reflects historical net income before income taxes less the pro forma provision for income taxes. Pro forma net income does not give effect to the refinancing transactions or the use of proceeds from this offering.

(2)	Pro forma, as adjusted data give effect to the following transactions as if they had occurred on January 1, 2010: (a) this offering and the use of proceeds therefrom, (b) our conversion from a subchapter S corporation to a subchapter C corporation, using an effective tax rate of 40.0% for the year ended December 31, 2010, and 39.0% for the three months ended March 31, 2011, and (c) the refinancing transactions.

Pro forma, as adjusted net income for the year ended December 31, 2010 and the three months ended March 31, 2011, does not include adjustments to historical amounts as reflected for the write-off of deferred financing costs in connection with the refinancing transactions, or the payment of the cash bonuses in connection with the refinancing transactions, and does not include adjustments for the 11% prepayment premium in an aggregate amount of $10.6 million for the optional redemption of 35%, or $96.3 million, of our outstanding senior secured notes as a result of the use of proceeds from this offering and the write-off of approximately $2.6 million of related deferred financing costs.

The following is a reconciliation of historical net income to pro forma, as adjusted net income for the year ended December 31, 2010 and the three months ended March 31, 2011:

	Year Ended	Three Months Ended
	December 31, 2010	March 31, 2011
	(unaudited)
	(In thousands)

Net income	$78,243	$9,255
Net increase in interest expense(a)	(19,095)	(3,767)

Pro forma, as adjusted net income before income taxes	59,148	5,488

Pro forma, as adjusted provision for income taxes(b)	23,275	2,085

Pro forma, as adjusted net income	35,873	3,403

Pro forma, as adjusted net income attributable to common stockholders	$34,912	$3,260

(a)	The following is a reconciliation of historical interest expense to pro forma, as adjusted interest expense for the year ended December 31, 2010 and the three months ended March 31, 2011:

	Year Ended	Three Months Ended
	December 31, 2010	March 31, 2011
	(unaudited)
	(In thousands)

Interest expense	$5,388	$2,342
Net increase resulting from the refinancing transactions(i)	31,474	6,862
Net decrease resulting from the use of proceeds of this offering(ii)	(12,379)	(3,095)

Pro forma, as adjusted interest expense	$24,483	$6,109

(i)	Reflects the difference in interest expense between the historical amounts incurred under our term loan facility and senior secured revolving credit facility, including the amortization of deferred financing costs, and the interest expense that would have been incurred under our 11.00% senior secured notes due 2018 and our amended and restated senior secured revolving credit facility (based on the historical interest expense attributable to our senior secured revolving credit facility, plus the interest expense related to the additional amounts drawn under our amended and restated senior secured revolving credit facility upon consummation of the refinancing transactions of $3.5 million at an assumed interest rate of 4.5% for both the year ended December 31, 2010 and the three months ended March 31, 2011, which was the interest rate in effect upon the consummation of the refinancing transactions), assuming the refinancing transactions were consummated on January 1, 2010. The adjustment to interest expense resulting from the refinancing transactions includes the amortization of deferred financing costs incurred in connection with the refinancing transactions.

(ii)	Reflects the reduction in interest expense, assuming a 4.5% interest rate attributable to borrowings repaid under our senior secured revolving credit facility, after giving effect to the refinancing transactions as if they had occurred on January 1, 2010, as a result of the use of a portion of the proceeds from this offering to repay amounts outstanding under our senior secured notes and our senior secured revolving credit facility, assuming this offering was consummated on January 1, 2010. See “Use of Proceeds.” In the event the net proceeds to us from this offering are increased/(decreased) as a result of an increase/(decrease) in the initial public offering price per share, we will correspondingly increase/(decrease) the amount we will repay under our senior secured revolving credit facility. A $1.00 increase/(decrease) in the assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would decrease/(increase) the pro forma, as adjusted interest expense by $0.3 million on an annual basis, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

(b)	Reflects $23.3 million and $2.1 million in income taxes for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively, on a pro forma, as adjusted basis after giving effect to the increase in interest expense as a result of the refinancing transactions described above, as a result of our conversion from a subchapter S corporation to a subchapter C corporation, using an effective tax rate of 40.0% for the year ended December 31, 2010, and 39.0% for the three months ended March 31, 2011.

(3)	Does not include those members of our sales force who primarily serve our state and local law enforcement customers, which were 10, 14 and 14 members of our sales force as of December 31, 2008, 2009 and 2010, respectively, and 12 members of our sales force as of March 31, 2011, because these members perform fundamentally different functions in the sales process than the other members of our sales force. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Our Consolidated Statements of Operations—Net Sales.”

(4)	We define EBITDA as net income before interest expense, provision for income taxes and depreciation and amortization. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to net income as a measure of performance. Because EBITDA is not a measurement determined in accordance with U.S. GAAP and is susceptible to varying calculations, EBITDA, as presented, may not be comparable to other similarly titled measures presented by other companies. We believe that EBITDA is a useful financial metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business, as well for providing a comparison of our operating performance to that of other companies in our industry.

We use EBITDA in a number of ways, including:

•	for planning and budgeting purposes;

•	to evaluate the effectiveness of our business strategies;

•	in communications with our board of directors concerning our consolidated financial performance; and

•	to determine management’s compensation.

The following table reconciles net income, the most directly comparable GAAP financial measure, to EBITDA for the periods presented:

	Year Ended			Three Months Ended
	December 31,			March 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(In thousands)

Net income	$41,964	$57,850	$78,243	$17,129	$9,255
Interest expense, net(a)	1,256	1,317	5,261	733	3,850
Depreciation and amortization	2,049	2,140	974	249	469

EBITDA(b)	$45,269	$61,307	$84,478	$18,111	$13,574

(a)	Interest expense, net for the year ended December 31, 2010 includes amortization of deferred financing costs of $537,143. Interest expense, net for the three months ended March 31, 2011 includes amortization of deferred financing costs of $301,853 and the write-off of deferred financing costs as a result of the refinancing transactions of $1.5 million.

(b)	For the year ended December 31, 2009, EBITDA was negatively impacted by a write off of approximately $3.0 million related to our acquisition of MAR-VEL International, Inc. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition of MAR-VEL International, Inc.” In addition, for the year ended December 31, 2010 and the three months ended March 31, 2010 and 2011, EBITDA was negatively impacted by costs consisting principally of legal, accounting and other professional fees incurred in connection with this offering and the pursuit of other strategic opportunities and financings.

EBITDA has limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. See “Non-GAAP Financial Measures.”

(5)	As adjusted balance sheet data assumes that the net proceeds to us from this offering, after deducting underwriting discounts, will be approximately $142.3 million, assuming the common stock is offered at $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus and gives effect to (a) the use of proceeds from this offering (1) to exercise our option to redeem 35%, or $96.3 million, of our outstanding senior secured notes at an aggregate redemption price of $106.8 million, or 111% of the principal amount thereof, and (2) to repay $35.5 million in principal amount outstanding under our senior secured revolving credit facility and (b) the accrual of the remainder of the transaction bonuses in the amount of $2.4 million upon the consummation of this offering and an additional estimated $2.7 million, assuming the common stock is offered at $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus, for a bonus in connection with this offering. As adjusted balance sheet data does not give effect to the distribution to our stockholders of $5.7 million made in April 2011, and the distributions to our stockholders of $3.5 million made in June 2011, principally related to estimated taxes for the first and second quarters of 2011, as well as a final distribution in the amount of approximately $0.7 million that we expect to make in connection with our conversion to a subchapter C corporation. See “—Recent Transactions,” “Use of Proceeds” and “Capitalization.”

RISK FACTORS

Purchasing our common stock in this offering involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in this prospectus, in deciding whether to invest in our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below.

Risks Related to Our Business

If we are unable to maintain our relationships with our customers or are unable to develop relationships with new customers, it could adversely affect our operating performance and our ability to generate cash flow to fund our operations.

Sales of the products and related services we offer to our five largest customers amounted to 48% and 47% of our net sales for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively. For the year ended December 31, 2010, our three largest customers were the U.S. Army’s Natick Soldier Systems, the United States Army Research, Development and Engineering Command, and the Defense Logistics Agency Troop Support (formerly the Defense Supply Center Philadelphia), or DLATS, which generated approximately 24%, 8% and 7% of our sales, respectively. For the three months ended March 31, 2011, our three largest customers were the U.S. Army’s Natick Soldier Systems, the United States Army Research, Development and Engineering Command, and DLATS, which generated approximately 24%, 9% and 5% of our sales, respectively.

In addition to being our third largest customer, DLATS is the agency that awarded us the Spec Ops TLS contract and the Fire and Emergency Services Tailored Logistics Support contract, or FES TLS, contract. Many of our customers other than DLATS use the Spec Ops TLS contract and/or the FES TLS contract as the contractual procurement vehicle that results in sales recorded by us. However, the authority to award actual purchase orders in these situations always resides with DLATS. Accordingly, DLATS awards us certain purchase orders for products which are requisitioned by, and provided to, third-parties that we consider to be customers. For each of the year ended December 31, 2010 and the three months ended March 31, 2011, sales to DLATS as a customer combined with sales to other customers which were awarded to us by DLATS under our Spec Ops TLS contract or our FES TLS contract represent 48% of our sales.

Among the key factors in maintaining our relationships with federal government agencies is our performance on individual contracts and purchase orders and the strength of our professional reputation. The loss of, or deterioration in, our relations with one or more of our significant customers or our inability to develop relationships with new customers would adversely affect our business, results of operations and financial condition.

We rely on U.S. government entities for substantially all of our sales. A loss of or a failure to obtain new contractual procurement vehicles could adversely affect our operating performance and our ability to generate cash flow to fund our operations.

We generate substantially all of our sales from contracts with the U.S. government and its agencies, primarily the agencies and offices within the Department of Defense. For each of the year ended December 31, 2010 and the three months ended March 31, 2011, approximately 97% of our net sales were derived directly or indirectly from sales to U.S. government agencies, including approximately 88% and 89%, respectively, to agencies and offices within the Department of Defense. We expect that Department of Defense contracts will continue to be our primary source of sales for the foreseeable future. The continuation and renewal of our existing government contracts and new government contracts are, among other factors, contingent upon the availability of adequate funding for various U.S. government agencies, including the Department of Defense. The loss or significant curtailment of our material government contracts, or our failure to renew existing contracts or enter into new contracts would adversely affect our business, results of operations and financial condition.

Total sales under our Spec Ops TLS contract amounted to approximately 44% of our total net sales for each of the year ended December 31, 2010 and the three months ended March 31, 2011. Total sales under our GEN III contract amounted to approximately 19% of our total net sales for each of the year ended December 31, 2010 and the three months ended March 31, 2011. Our GEN III contract typically contributes an equal amount to our sales each month. Sales under our three federal supply schedules with the U.S. General Services Administration aggregated approximately 9% and 7% of our total net sales for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively. Sales under one or more of these contracts could end for a number of reasons, including the completion of the customer’s requirements, the completion or early termination of our current contract, the consolidation of our work into another contract where we are not the holder of that contract, or the loss of a competitive bid for the follow-on work related to our current contract. For example, our GEN III contract is currently in the final year of its five-year term, expiring on November 20, 2011 and our Spec Ops TLS contract, which was recently renewed for an additional one-year period, is up for another option year renewal in March 2012. If the GEN III contract or the Spec Ops TLS contract is not continued, or if they are re-competed and awarded to another bidder, we would no longer have any sales under these contracts. The occurrence of any of these events could adversely affect our business, results of operations and financial condition.

Changes in the spending policies or budget priorities of the U.S. government, and the Department of Defense in particular, or delays in the passage of the U.S. government budget, could cause us to lose sales.

Changes in U.S. government spending could affect our operating performance and lead to an unexpected loss of sales. The loss or significant reduction in funding by the Department of Defense for any of the large programs in which we participate could also result in a material decrease to our future sales, earnings and cash flows. Congress usually appropriates funds to procuring agencies, such as the Department of Defense, who then allocate funds for a given program or contract on a September 30 fiscal year basis, even though contract periods of performance may extend over many years. Consequently, at the beginning of a program, the contract may be only partially funded, with additional monies committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years. The factors that could impact U.S. government spending and reduce our federal government contracting business include:

•	policy and/or spending changes implemented by the current administration;

•	a significant decline in, or reallocation of, spending by the U.S. government, in general, or by the Department of Defense, in particular;

•	changes, delays or cancellations of U.S. government programs, requirements or policies;

•	the adoption of new laws or regulations that affect companies that provide services to the U.S. government;

•	U.S. government shutdowns or other delays in the government appropriations process;

•	curtailment of the U.S. government’s outsourcing of procurement and logistics services to private contractors;

•	changes in the political climate, including with regard to the funding or operation of the products and related services we offer;

•	developments in Iraq or Afghanistan, including the sustained withdrawal of troops, or other geopolitical developments that affect demand for our services and the products we offer; and

•	general economic conditions, including a slowdown in the economy or unstable economic conditions in the United States or in the countries in which we operate.

These or other factors could cause U.S. government agencies to reduce their purchases under our contracts, to exercise their right to terminate our contracts in whole or in part, or decline to exercise options to renew our contracts.

A delay in the passage of the U.S. government’s budget could delay procurement of the services and solutions we provide and have an adverse effect on our future sales. In years when the U.S. government does not complete its budget process before the end of its fiscal year on September 30, government operations are typically funded pursuant to a “continuing resolution” that authorizes agencies of the U.S. government to continue to operate, but does not authorize new spending initiatives. When the U.S. government operates under a continuing resolution, government agencies may delay or cancel funding we expect to receive from customers on work we are already performing and new initiatives and programs are likely to be delayed or cancelled, which could materially adversely affect our business, results of operations and financial condition.

Federal government contracts contain provisions giving government customers a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts. These provisions may allow the government to:

•	terminate existing contracts for convenience, as well as for default;

•	reduce orders under contracts or subcontracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract;

•	suspend or debar us from doing business with the federal government or with a governmental agency;

•	prohibit future procurement awards with a particular agency as a result of a finding of an organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors;

•	subject the award of contracts to protest by competitors, which may require the contracting agency or department to suspend our performance pending the outcome of the protest;

•	claim rights in products and systems produced by us; and

•	control or prohibit the export of the products and related services we offer.

If the U.S. government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may not even recover those amounts and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. Our contracts with foreign governments generally contain similar provisions relating to termination at the convenience of the customer.

Some of our U.S. government contracts have an initial term of two years with multiple option periods, exercisable at the discretion of the government at previously negotiated prices. The government is not obligated to exercise any option under a contract. Furthermore, the government is typically required to open all programs to competitive bidding and, therefore, may not automatically renew a contract. In addition, at the time of completion of any of our government contracts, the contract is frequently required to be re-opened to competitive bidding.

If one of our government customers were to unexpectedly terminate, cancel or decline to exercise an option to renew one or more of our significant contracts or programs, our failure to replace sales generated from such contracts would result in lower sales and have an adverse effect on our earnings, which would adversely affect our business, results of operations and financial condition.

We depend on our relationships with key vendors. If we are not able to maintain these relationships, our net sales, profitability and growth prospects could be adversely affected.

The success of our business depends to a large extent on our strategic relationships with key vendors and our ability to maintain a sufficient supply of products to meet our customers’ needs. In 2010, our top ten vendors accounted for approximately 52% of the products we purchased for resale, and no vendor accounted for over 11% of the products we purchased for resale. Our relationships with our vendors can be terminated by either party at any time. If we lost a vendor and were unable to substitute products from another vendor, it would adversely affect our business, results of operations and financial condition.

Additionally, we have instituted a preferred vendor program, comprised of approximately 300 vendors in an effort to secure preferential terms and support. We rely on these preferred vendor relationships in order to improve the likelihood of winning bids for new contractual procurement vehicles, to win orders under existing contractual procurement vehicles. In the event that we are unable to maintain those preferred vendor relations, the loss of preferential terms and support would adversely affect our business, results of operations and financial condition.

If our vendors do not meet our needs or expectations, or those of our customers, our business would suffer.

The success of our business depends on our reputation for providing logistics and supply chain solutions. The products we provide to customers are purchased from approximately 1,400 active vendors (in the past 24 months). We do not manufacture any of the products we provide to our customers and we rely on third-party vendors to deliver the products that we sell to our clients. As a result, we do not directly control the manufacturing or availability of the products provided by our vendors. If our vendors do not meet our needs or expectations, or those of our customers, our professional reputation may be damaged and our business would be harmed.

Supply interruptions could arise from shortages of raw materials, labor disputes or weather conditions affecting vendors’ production, transportation disruptions, or other reasons beyond our control. We may have disputes with our vendors arising from, among other things, the quality of products and services or customer concerns about the vendor. If any of our vendors fail to timely meet their contractual obligations or have regulatory compliance or other problems, our ability to fulfill our obligations may be jeopardized. Economic downturns can adversely affect a vendor’s ability to manufacture or deliver products. Further, vendors may also be enjoined from manufacturing and distributing products to us as a result of litigation filed by third parties, including intellectual property litigation. If we were to experience difficulty in obtaining certain products, there could be an adverse effect on our results of operations and on our customer relationships and our reputation. Additionally, our key vendors could also increase pricing of their products, which could negatively affect our ability to win contracts by offering competitive prices, which, in turn, would adversely affect our business, results of operations and financial condition.

We generate substantially all of our sales from contracts awarded through competitive procurement processes, which can impose significant costs upon us and negatively impact our results of operations and financial condition.

We generate substantially all of our sales from federal government contracts that are awarded through a competitive procurement process. Competitive procurement imposes significant costs and presents a number of risks to us, including:

•	the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us and schedules that may not be used; and

•	the expense and delay that we may face if our competitors protest or challenge our contract awards, and the risk that any such protest or challenge could result in the rebidding of offers, or in termination, reduction or modification of the awarded contract.

The government contracts for which we compete typically have multiple option periods, and if we fail to win a contract or fail to perform under a contract, we generally will be unable to compete again for that contract for several years. Because of the nature of our business, we could lose contracts to competitors during recompete periods. Additionally, some contracts reach the end of their terms as projects are completed, funding is terminated or the contract ceiling is reached. If we fail to win new contracts, receive renewal options or continue with an existing contract upon recompetition, it may result in additional costs and expenses and loss of sales, and we will not have an opportunity to compete for these contract opportunities again until such contracts expire.

Many of our U.S. government customers spend their procurement budgets through multiple-award contracts, under which we are required to compete among the awardees for post-award orders. Failure to win post-award orders could affect our ability to increase our sales.

The U.S. government can select multiple winners under multiple-award contracts, federal supply schedules and other agency-specific indefinite quantity and indefinite delivery contracts, as well as award subsequent purchase orders among such multiple winners. This means that there is no guarantee that these indefinite quantity and indefinite delivery, multiple-award contracts will result in the actual orders equal to the ceiling value under the contract, or result in any actual orders. We are only eligible to compete for work (purchase orders and delivery orders) as an awardee pursuant to government-wide acquisition contracts already awarded to us. Our failure to compete effectively in this procurement environment could reduce our sales, which would adversely affect our business, results of operations and financial condition.

Our failure to comply with a variety of complex procurement rules and regulations could damage our reputation and result in our being liable for penalties, including termination of our U.S. government contracts, disqualification from bidding on future U.S. government contracts, suspension or debarment from U.S. government contracting.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. government contracts, which affect how we do business with our customers and may impose added costs on our business. Some significant laws and regulations that affect us include:

•	the Federal Acquisition Regulation, or “FAR,” and supplements, which regulate the formation, administration and performance of U.S. government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with certain contract negotiations;

•	the Civil False Claims Act, which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. government for payment or approval;

•	the Procurement Integrity Act, which requires evaluation of ethical conflicts surrounding procurement activity and establishing certain employment restrictions for individuals who participate in the procurement process; and

•	the Small Business Act and the Small Business Administration, or the “SBA,” size status regulations, which regulate eligibility for performance of government contracts which are set-aside for, or a preference is given in the evaluation process if awarded to, specific types of contractors such as small businesses and minority-owned businesses.

The FAR and many of our U.S. government contracts contain organizational conflicts of interest clauses that may limit our ability to compete for or perform certain other contracts. Organizational conflicts of interest arise when we engage in activities that provide us with an unfair competitive advantage. A conflict of interest issue that precludes our competition for or performance on a significant program or contract could harm our prospects and negative publicity about a conflict of interest issue could damage our reputation.

Any failure to comply with applicable laws and regulations could result in contract termination, damage to our reputation, price or fee reductions or suspension or debarment from contracting with the government, each of which could materially adversely affect our business, results of operations and financial condition.

In addition, the U.S. government may revise existing contract rules and regulations or adopt new contract rules and regulations at any time and may also face restrictions or pressure regarding the type and amount of services it may obtain from private contractors. Congressional legislation and initiatives dealing with mitigation of potential conflicts of interest, procurement reform and shifts in the buying practices of U.S. government agencies resulting from those proposals could have adverse effects on government contractors, including us. Any of these changes could impair our ability to obtain new contracts or renew contracts under which we currently perform when those contracts are eligible for recompetition. Any new contracting methods could be costly or administratively difficult for us to implement, which would adversely affect our business, results of operations and financial condition.

Our growth strategy requires us to hire qualified employees in order to expand our sales force. If we fail to attract and retain skilled personnel, our ability to maintain and grow our business could be limited.

Our business involves the development of tailored solutions for our customers, a process that relies heavily upon the expertise and services of our employees. Our continued success depends on our ability to recruit and retain highly trained sales personnel who preferably have military experience and who work well with our military and federal civilian government customers. Many of our sales personnel are former members of the military and have specific knowledge of and experience with our federal government customers’ operations, and we obtain some of our contracts based on that knowledge and experience. The loss of services of key personnel could impair our ability to win new business. Competition for personnel in the military industry is intense, and recruiting, training and retention costs place significant demands on our resources. If we are unable to recruit and retain a sufficient number of qualified employees, in particular, highly trained sales personnel, our ability to maintain and grow our business would be limited.

Our business is subject to reviews, audits and price adjustments by the U.S. government, which, if resolved unfavorably to us, would adversely affect our business, results of operations and financial condition.

U.S. government agencies, including the Department of Defense and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. Based on the results of such audits, the auditing agency is authorized to adjust our unit prices if the auditing agency does not find them to be “fair and reasonable.” The auditing agency is also authorized to require us to refund any excess proceeds we received on a particular item over its final adjusted unit price.

The Department of Defense, in particular, also reviews the adequacy of, and compliance with, our internal control systems and policies, including our purchasing, accounting, financial capability, pricing, labor pool, overhead rate and management information systems. Our failure to obtain an “adequate” determination of our various accounting and management internal control systems from the responsible U.S. government agency could significantly and adversely affect our business, including our ability to bid on new contracts and our competitive position in the bidding process. Failure to comply with applicable contracting and procurement laws, regulations and standards could also result in the U.S. government imposing penalties and sanctions against us, including suspension of payments and increased government scrutiny that could delay or adversely affect our ability to invoice and receive timely payment on contracts or perform contracts, or could result in suspension or debarment from competing for contracts with the U.S. government. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true.

If, as the result of an adverse audit finding, we were suspended or prohibited from contracting with the U.S. government, or any significant U.S. government agency, if our reputation or relationship with U.S. government agencies was impaired or if the U.S. government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, it would adversely affect our business, results of operations and financial condition.

Our sales will be adversely affected if we fail to receive renewal or follow-on contracts.

Renewal and follow-on contracts are important because our contracts are typically for fixed terms. The typical term of our contracts with the U.S. government is between one and two base years, with three to four option years following. In particular, our GEN III contract is currently in the final year of its five-year term and our Spec Ops TLS contract, which was recently renewed for an additional one-year period, is up for another option year renewal in March 2012. If the GEN III contract or the Spec Ops TLS contract is not continued, or if they are re-competed and awarded to another bidder, we would no longer have any sales under these contracts. The loss of sales from our possible failure to obtain renewal or follow-on contacts would adversely affect our business, results of operations and financial condition.

Our sales abroad to U.S. customers and to certain foreign customers expose us to risks associated with operating internationally.

Our sales abroad to non-U.S. customers outside of the United States currently generate a limited portion of our total net sales. However, as we seek to expand internationally and increase our sales to foreign governments and allied militaries, our international business operations may be subject to additional and different risks than our domestic business, including the following:

•	compliance with the Arms Export Control Act and Export Administration Regulations, or “EAR”;

•	compliance with the U.S. Foreign Corrupt Practices Act, or “FCPA,” and equivalent foreign regulations;

•	compliance with the International Traffic in Arms Regulations, or “ITAR”;

•	compliance with the trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or “OFAC”;

•	the burden and cost of compliance with foreign laws, treaties and technical standards and changes in those regulations;

•	contract award and funding delays;

•	potential restrictions on transfers of funds;

•	import and export duties and value added taxes;

•	transportation delays and interruptions;

•	uncertainties arising from foreign local business practices and cultural considerations; and

•	potential military conflicts and political risks.

Failure to comply with U.S. government laws and regulations applicable to transactions abroad would have an adverse impact on our business with the U.S. government and could expose us to administrative, civil or criminal penalties, and/or suspension and debarment from U.S. government contracting. Failure to comply with applicable foreign laws and regulations could also have an adverse impact on our business abroad and could expose us to non-U.S. administrative, civil or criminal penalties. Additionally, these risks related to international operations may expose us to potentially significant contract losses.

In some countries, there is increased chance for economic, legal or political changes that may adversely affect the performance of our services, sale of our products or repatriation of our profits. We do not know the impact that these regulatory, geopolitical and other factors may have on our business in the future and any of these factors would adversely affect our business, results of operations and financial condition.

We may not be able to receive the necessary licenses required for us to sell our export-controlled products overseas. In addition, the loss of our registration as either an exporter or a broker under ITAR would adversely affect our business, results of operations and financial condition.

U.S. government agencies, primarily the Directorate of Defense Trade Controls within the State Department and the Bureau of Industry Security within the U.S. Department of Commerce, must license every shipment of export-controlled products that we export. These licenses are required due to both the products we export and to the foreign customers we service. If we do not receive a license for an export-controlled product, we cannot ship that product. We cannot be sure of our ability to gain any licenses required to export our products, and failure to receive a required license would eliminate our ability to make that sale. A delay in obtaining the necessary licenses to sell our export-controlled products abroad could result in delayed deliveries and delayed recognition of revenue, which could cause us reputational damage and could result in a customer’s decision not to do business with us in the future. We may also be subject to inquiries by such U.S. government agencies relating to issues involving the export-controlled products we export and failure to satisfactorily resolve such inquiries would adversely affect our business, results of operations and financial condition. See “Business — Governmental Regulations.”

In addition to obtaining a license for each of our exports outside of the United States, we are also required to maintain a standing registry under ITAR as both a broker and an exporter. We operate as a broker when we facilitate sales between a foreign party shipping products directly to a buyer outside the United States or to a foreign customer. We operate as an exporter when we ship products to our customers outside the United States. If we were to lose our registration as either a broker or an exporter under ITAR, we would not be able to facilitate international sales or sell export-controlled products abroad, respectively, which would adversely affect our business, results of operations and financial condition.

We are subject to laws and regulations concerning our international operations, including export restrictions, U.S. economic sanctions and the FCPA. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which would adversely affect our business, results of operations and financial condition.

Our international operations are subject to laws and regulations restricting our international operations, including activities involving restricted countries, organizations, entities and persons that have been identified as unlawful actors or that are subject to U.S. economic sanctions. To the extent that we operate outside the United States, we are subject to the FCPA, which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Any violations of these laws and regulations, including any resulting fines, penalties or restrictions on export activities (including other U.S. laws and regulations as well as local laws), would adversely affect our reputation and the market for our shares, and may require certain of our investors to disclose their investment in our company under certain state laws. If we are not in compliance with export restrictions, U.S. economic sanctions or other laws and regulations that apply to our international operations, we may be subject to civil or criminal penalties and other remedial measures, which could adversely affect our business, results of operations and financial condition.

Misconduct of our employees, agents and business partners, including security breaches, could result in reputational damage, could subject us to fines and penalties and could cause us to lose our ability to contract with the U.S. government.

Misconduct, fraud or other improper activities by our employees, agents or business partners could have a significant adverse impact on our business and reputation, particularly because we are a U.S. government contractor. Such misconduct could include the failure to comply with U.S. government procurement regulations, regulations regarding the protection of classified information, legislation regarding the pricing of labor and other costs in U.S. government contracts, regulations on lobbying or similar activities, environmental laws and any other applicable laws or regulations. Misconduct involving data security lapses resulting in the compromise of personal information or the improper use of our customers’ sensitive or classified information could result in remediation costs, regulatory sanctions against us and serious harm to our reputation. Other examples of potential misconduct include falsifying time records and violations of the Anti-Kickback Act or the FCPA. Although we have implemented policies, procedures and controls to prevent and detect these activities, these precautions may not prevent all misconduct and as a result, we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees, agents or business partners could result in reputational damage, could subject us to fines and penalties, suspension or debarment from contracting with the U.S. government and loss of security clearance, any of which would adversely affect our business, results of operations and financial condition.

The loss of one or more members of our senior management team could impair our relationships with U.S. government customers and our ability to compete, and could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team. Our senior management team has extensive industry experience, and the relationships and reputation that members of our senior management team have established and maintain with U.S. government personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. The loss of the services of one or more of our senior executives could impair our ability to identify and secure new contracts, to maintain good customer and vendor relations and to otherwise manage our business, any of which would adversely affect our business, results of operations and financial condition.

We may face difficulties as we expand our operations into countries in which we have limited operating experience.

We provide operational equipment and logistics solutions to foreign governments and militaries and to our U.S. government customers who are operating abroad. We intend to continue expanding our global footprint, which may involve expanding into countries other than those in which we currently operate. Our business outside of the United States is subject to various risks, including:

•	changes in economic and political conditions in the United States and abroad;

•	compliance with international and domestic laws and regulations and any changes therein;

•	wars, civil unrest, acts of terrorism and other conflicts;

•	natural disasters;

•	changes in tariffs, trade restrictions, trade agreements and taxations;

•	difficulties in managing or overseeing foreign operations;

•	limitations on the repatriation of funds because of foreign exchange controls;

•	less developed and less predictable legal systems than those in the United States; and

•	intellectual property laws of countries which do not protect our intellectual property rights to the same extent as the laws of the United States.

The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and/or decrease the profitability of our operations in that region. As we expand our business in foreign countries, we will become exposed to increased risk of loss from foreign currency fluctuations and exchange controls as well as longer accounts receivable payment cycles. We have limited control over these risks, and if we do not correctly anticipate changes in international economic and political conditions, we may not alter our business practices in time to avoid adverse effects on our business, results of operations and financial condition.

If we are unable to manage our growth, our business could be adversely affected.

We have grown and expanded significantly in recent years. Our net sales grew at a compound annual growth rate of 61% from 2006 to 2010 and have we have significantly expanded our employee base, including increasing the weighted average number of personnel in our sales force from 57 to 134 between 2007 and 2010. To date, we have relied primarily upon organic growth for this expansion, rather than growth through acquisitions. Our future results will depend upon our ability to continue to grow organically or to demonstrate the ability to successfully identify and integrate non-dilutive acquisitions. We anticipate that we will continue to expand our workforce, primarily through continued expansion of our sales team, and our operations, which will place significant demands on our management, as well as on our administrative, operational, and financial resources. If we are unable to expand our operational, financial, and management information systems in a manner that supports our growth, or are unable to attract, motivate and manage a skilled workforce, we may not be able to continue to satisfy our customer demands. If we expand our business too rapidly in anticipation of increased customer demand that does not materialize, or in order to compete for contractual procurement vehicles that we are not awarded, the increase in our operating expenses could exceed our revenue growth and as a result decrease our net income. If we are unable to manage our growth, our business, results of operations or financial condition could be adversely affected.

We may no longer be able to participate in the federal government’s small business programs which may affect our business and our sales.

We are currently classified as a small business under certain provisions of the Small Business Administration regulations. Under our current employee count we are eligible to compete for government contracts set aside for businesses designated under certain North American Industry Classification Systems (“NAICS”) codes as small businesses with fewer than 500 employees. To calculate the number of our employees under the Small Business Administration regulations, we determine the average number of individuals employed on a full-time and part-time basis (including employees of any “affiliates” as defined in accordance with Small Business Administration regulations) based upon the number of employees in each pay period for the preceding twelve calendar months. As of March 31, 2011, pursuant to this calculation, we had 443 employees.

Although we currently meet the applicable standard for certain small business contracts, if we or our affiliates significantly increase the number of our respective employees, we could lose eligibility for new government contracts and other awards that are set aside for small businesses under certain NAICS codes. Under the Small Business Administration regulations, a concern that is qualified as a small business at the time it receives a contract is considered a small business throughout the life of that contract. Therefore, none of our small business set aside contracts will automatically terminate should we cease to qualify as a small business. It is within the government contracting officer’s discretion, however, to request that we recertify our status as a small business in connection with a contract renewal or to decline to exercise any option to renew a contract if we fail to qualify. While we have successfully competed for a number of contractual procurement vehicles that are not set aside for small businesses, our Spec Ops TLS contract, which accounted for approximately 44% of our total net sales for each of the year ended December 31, 2010 and the three months ended March 31, 2011, was awarded to us pursuant to a NAICS code designating a small business as having fewer than 500 employees.

If we are no longer classified as a small business, or if our status as a small business is successfully challenged, we may need to modify our competitive strategy going forward in order maintain our rate of government contracts wins, and if not successful, our business, results of operations or financial condition could be adversely affected.

Our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government customers, which could cause us to lose business.

Some government contracts require us to maintain facility security clearances and require some of our employees to maintain individual security clearances. A number of our employees maintain a top secret clearance level. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our cleared employees lose or are unable to timely obtain security clearances or we lose a facility clearance, our U.S. government customers may terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain or maintain the required security clearances for a particular contract, or we fail to obtain them on a timely basis, we may not generate the sales anticipated from the contract, which could harm our operating results. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we will be unable to perform that contract and we may not be able to compete for or win new awards for similar work.

Some of our officers and directors have significant ownership interests in other companies, which could cause conflicts of interests that result in our not acting on opportunities on which we would otherwise act.

Some of our officers and directors have significant ownership interests, individually and collectively, in several companies with which we have entered into material transactions. The ownership of our directors and officers in these companies could create, or appear to create, conflicts of interest with respect to matters involving both us and those companies, which could have different implications for those companies than they do for us. As a result, we may not pursue certain opportunities on which we would otherwise act. See “Certain Relationships and Related Party Transactions.”

Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

The individuals who now constitute our management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition into a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. In particular, these new obligations will require substantial attention from our senior management and divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

We may not be able to identify suitable acquisition candidates, effectively integrate newly acquired businesses or achieve expected profitability from acquisitions.

We have in the past acquired additional businesses and may in the future choose to supplement our organic growth by pursuing strategic acquisitions aimed at augmenting our contractual procurement vehicle portfolio, broadening and diversifying our customer base, expanding our product offerings and vendor network or increasing our geographic presence. There can be no assurance that suitable candidates for acquisitions can be identified or, if suitable candidates are identified, that acquisitions can be completed on acceptable terms, if at all. Even if suitable candidates are identified, any future acquisitions may entail a number of risks that could adversely affect our business and the market price of our common stock, including the integration of the acquired operations, diversion of management’s attention, risks of entering markets in which we have limited experience, adverse short-term effects on our reported operating results, the potential loss of key employees of acquired businesses and risks associated with unanticipated liabilities. There is no assurance that we will be able to achieve any expected benefits from any acquisition.

We may use common stock to pay for acquisitions. If the owners of potential acquisition candidates are not willing to receive common stock in exchange for their businesses, our acquisition prospects could be limited. Future acquisitions could also result in accounting charges, potentially dilutive issuances of equity securities and increased debt and contingent liabilities, including liabilities related to unknown or undisclosed circumstances, any of which could materially adversely affect our business, results of operations and financial condition.

Internal system or service failures could disrupt our business and impair our ability to effectively provide the products and related services we offer to our customers, which could damage our reputation and adversely affect our business, results of operations and financial condition.

Any system or service disruptions, including those caused by projects to improve our information technology systems, in particular our Oracle system, if not anticipated and appropriately mitigated, would have an adverse effect on our business including, among other things, an adverse effect on our ability to bill our customers for work performed on our contracts, collect the amounts that have been billed, confirm orders within 24 hours as required by many of our government contracts, and produce accurate financial statements in a timely manner.

We could also be subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, intruders or hackers, computer viruses, natural disasters, power shortages or terrorist attacks. We do not currently have redundant application servers or clustered databases for our Oracle system or our other information technology systems. Any such failures could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption which would adversely affect our business, results of operations and financial condition.

Because we are a holding company with no operations of our own, we are financially dependent on receiving distributions from our subsidiaries and we could be harmed if such distributions could not be made in the future.

We are a holding company and all of our operations are conducted through subsidiaries. Consequently, we rely on dividends or advances from our subsidiaries (including ones that are wholly owned). We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. The ability of such subsidiaries to pay dividends and our ability to receive distributions on our investments in other entities is subject to applicable local law. Such laws and restrictions could limit the payment of dividends and distributions to us, which would restrict our ability to continue operations. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

Our substantial indebtedness could adversely affect our financial flexibility and our competitive position.

We have a significant amount of indebtedness. As of March 31, 2011, our total long-term debt was $289.6 million, representing the senior secured notes and other long-term debt, and $66.1 million in borrowings outstanding under our senior secured revolving credit facility. As of March 31, 2011, after taking into account borrowing base limitations and outstanding letters of credit, we would have had commitments under the senior secured revolving credit facility available to us of $83.9 million. As of March 31, 2011, we had $6.7 million letters of credit outstanding.

Subject to the limitations contained in the senior secured revolving credit facility and the indenture governing the senior secured notes, which we refer to as the “senior secured notes indenture,” we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to the you and significant effects on our business, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	impairing our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, restructuring, acquisitions or general corporate purposes, which could be exacerbated by further volatility in the credit markets;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, product development, restructuring, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as borrowings under the senior secured revolving credit facility will be, and other indebtedness that we incur in the future may be, at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in our business and the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the senior secured notes indenture and the senior secured revolving credit facility contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms to us or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The senior secured revolving credit facility and the senior secured notes indenture restrict our ability to dispose of assets and use the proceeds from those dispositions and also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms to us or at all, would materially and adversely affect our financial position and results of operations.

If we cannot make scheduled payments on our debt, we will be in default and holders of the senior secured notes could declare all outstanding principal and interest to be due and payable, the lenders under the senior secured revolving credit facility could terminate their commitments to loan money and could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in your losing your investment in our common stock.

Risks Related to Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price of our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	the overall performance of the equity markets;

•	the number of shares of our common stock publicly owned and available for trading;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions or trends in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, or “SEC”;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	threatened or actual litigation;

•	any major change in our board of directors or management;

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

•	sales of common stock by us or members of our management team.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Provisions in our charter documents and Delaware law may make it difficult for a third party to acquire us and could depress the price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Among other things, our certificate of incorporation and bylaws:

•	authorize our board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine;

•	divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

•	vest the sole power of a majority of our board of directors to fix the number of directors;

•	permit directors to be removed only for cause and only by a majority vote of our stockholders;

•	action by unanimous written consent of our stockholders or to call special meetings;

•	give the sole power of our board of directors to fill any vacancy on our board whether such vacancy occurred as a result of an increase in the number of directors or otherwise; and

•	specify advance notice requirements for stockholder proposals and director nominations.

In addition, following this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, regulating corporate takeovers and which has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such date, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision.

We have no plans to pay dividends on our common stock after this offering, so you may not receive funds without selling your common stock.

We have no plans to pay dividends on our common stock after this offering. We generally intend to invest our future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. The agreements governing our outstanding indebtedness also include limitations on our payment of dividends. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common stock and you may lose the entire amount of the investment.

You will suffer immediate and substantial dilution.

The initial public offering price per share of our common stock is substantially higher than our as adjusted net tangible book value per common share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At the offering price of $17.00 per share, the mid-point of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution in the amount of $18.41 per share.

The requirements of being a public company will increase our costs and may strain our resources and distract management.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we do not incur as a private company. After the consummation of this offering, we will be subject to the following: the reporting requirements of the Securities Exchange Act of 1934, which requires that we file annual, quarterly and current reports with respect to our business and financial condition, the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act of 2002, the Public Company Accounting Oversight Board and the New York Stock Exchange, each of which imposes additional reporting and other obligations on public companies. We expect that compliance with these public company requirements will increase our legal and compliance costs and make some activities more time-consuming. We may need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company. A number of those requirements will require us to carry out activities we have not done previously. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. For example, under Section 404 of the Sarbanes-Oxley Act of 2002, for our annual report on Form 10-K for our fiscal year ending December 31, 2012, we will need to document and test our internal control procedures, our management will need to assess and report on the effectiveness of our internal control over financial reporting and our independent accountants will need to issue an opinion on the effectiveness of our internal control over financial reporting. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our accountants identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues would adversely affect us, our reputation or investor perceptions of us.

We also expect that it will be difficult and expensive to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We expect that the additional reporting and other obligations imposed on us by these rules and regulations will increase our legal and financial compliance costs substantially. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

In order to maintain and improve the effectiveness of our internal control over financial reporting and disclosure controls and procedures, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could materially adversely affect our business, financial condition and results of operations. If we are unable to conclude that our internal control over financial reporting and disclosure controls and procedures are effective, or if our independent public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting in future years, investors may lose confidence in our financial reports and our stock price may decline.

In the past, we have identified significant deficiencies in our internal control over financial reporting.

In the course of the preparation and external audit of our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, we and our independent registered public accounting firm identified “significant deficiencies” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting.

The significant deficiencies identified were related to: (a) the improper timing of revenue recognition in respect of certain product shipments where title did not pass to the customer until delivery, (b) the allocation of purchase price, in particular the proper recording of intangible assets, in connection with an acquisition and (c) our controls for indentifying and accounting for related party transactions, including the failure to consolidate certain of our affiliates as variable interest entities.

Following the identification of these control deficiencies, we have taken actions and measures to improve our internal control over financial reporting. Our remediation efforts may not, however, enable us to avoid material weaknesses or other significant deficiencies in the future.

Future sales of shares of our common stock by existing stockholders could depress the price of our common stock.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on shares outstanding as of March 31, 2011, upon completion of this offering, we will have outstanding approximately 53.4 million shares of common stock. Of these shares, only shares of common stock sold in this offering by the selling stockholders will be immediately freely tradable, without restriction, in the public market.

After the lock-up agreements pertaining to this offering expire and based on shares outstanding as of March 31, 2011, an additional 41,442,000 shares will be eligible for sale in the public market, all of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, or the “Securities Act.” In addition, 9,431,000 shares have been reserved for future issuance under our 2011 Incentive Award Plan and may become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Upon the consummation of this offering, we intend to grant equity awards to our non-employee directors and certain of our employees in the form of restricted stock, restricted stock units, deferred stock units and stock options under the 2011 Equity Incentive Award Plan in an aggregate amount equal to 3,780,000 shares. Of that amount, 2,488,800 shares of restricted stock, restricted stock units, deferred stock units and stock options are subject to lock-up agreements. After the expiration of the lock-up agreements, restricted stock, restricted stock units, deferred stock units and stock options representing 529,631 of these shares will be vested and available for sale in the public market. The remaining 1,291,200 shares represented by the restricted stock, restricted stock units, deferred stock units and stock options awarded upon consummation of this offering will be immediately available for sale subject to their vesting schedule and other limitations. See “Executive Compensation—Executive Compensation Plans—2011 Equity Incentive Award Plan.” If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the price of our common stock could decline substantially.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the consummation of this offering, certain of our directors and executive officers will continue to beneficially own a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize each of these exemptions. As a result, we will not have a majority of independent directors and our nominating/corporate governance and compensation committees will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Upon completion of this offering, the selling stockholders will continue to have significant influence over all matters submitted to a stockholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our common stock.

Upon completion of this offering, the selling stockholders will own approximately 78% of our common stock, or approximately 74% if the underwriters’ option to purchase additional shares is exercised in full. As a result of this ownership, the selling stockholders will continue to have substantial influence over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, the adoption of amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions. In addition, the existing stockholders have agreed pursuant to the stockholders agreement to vote for all our directors as selected pursuant to that agreement. Under the agreement, one director will be designated by Daniel Clarkson (provided Mr. Clarkson and his affiliates hold at least 1% of our common stock, collectively), one director will be designated by R. Scott LaRose (provided Mr. LaRose and his affiliates hold at least 1% of our common stock, collectively) and Luke Hillier may designate any number of other directors. See “Description of Capital Stock—Stockholders Agreement.” In addition, pursuant to Luke Hillier’s employment agreement, the company will cause Mr. Hillier to be appointed or elected to the board of directors, and, during the term of the agreement, the board of directors will propose Mr. Hillier for re-election to the board. The selling stockholders can also take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. Moreover, this concentration of stock ownership may make it difficult for stockholders to replace management. In addition, this significant concentration of stock ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. This concentration of control could be disadvantageous to other stockholders with interests different from those of our officers, directors and principal stockholders and the trading price of shares of our common stock could be adversely affected. See “Principal and Selling Stockholders” for a more detailed description of our stock ownership.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Compensation Discussion and Analysis,” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “assumption” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	deterioration in our relationships with our customers or an inability to develop relationships with new customers;

•	the loss of our contractual procurement vehicles or a failure to obtain new contractual procurement vehicles;

•	changes in spending policies or budget priorities of the U.S. government and the Department of Defense;

•	our government contracts, which give our government customers a variety of rights that are unfavorable to us;

•	the deterioration of our vendor relationships or an inability to develop relationships with substitute vendors;

•	our reliance on our vendors;

•	costs associated with the competitive procurement process;

•	the impact of competing for post-award contract orders;

•	the failure to comply with extensive procurement rules and regulations;

•	our growth strategy, which requires us to attract and retain skilled personnel and to identify suitable acquisitions;

•	the unfavorable resolution of reviews, audits and price adjustments by the U.S. government;

•	the failure to receive renewal or follow-on contracts;

•	the risks associated with sales to certain foreign customers;

•	the failure to comply with the export-control laws and regulations applicable to our business;

•	the failure to comply with the laws that regulate our international operations, including the FCPA;

•	employee misconduct;

•	the loss of any member of our senior management team;

•	the difficulties of international expansion;

•	the inability for us to manage our growth;

•	future ineligibility to participate in the federal government’s small business programs;

•	the failure to obtain and maintain security clearances;

•	possible conflicts of interest presented by some of our officers’ and directors’ ownership interests in other companies;

•	our management team’s limited experience in managing a public company;

•	the risks associated with our acquisition strategy;

•	an internal system or services failure;

•	the financial dependence on receiving distributions due to our status as a holding company; and

•	the risks associated with our substantial indebtedness.

Although we believe that the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date of this prospectus and, except as required under the federal securities laws and the rules and regulations of the SEC, we assume no obligation to update or revise them or to provide reasons why actual results may differ.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts, will be approximately $142.3 million based upon an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds from this offering to exercise our option to redeem 35%, or $96.3 million, of our outstanding 11% senior secured notes due 2018 at an aggregate redemption price of $106.8 million, or 111% of the principal amount thereof. We will use the remainder of the net proceeds of this offering to repay $35.5 million in principal amount outstanding under our senior secured revolving credit facility.

As of March 31, 2011, there was $66.1 million outstanding under our senior secured revolving credit facility, which bears interest at a variable rate, which was 4.5% at March 31, 2011. In 2010, the weighted-average interest rate paid under our senior secured revolving credit facility was 3.9%. The principal amount outstanding of the loans under our senior secured revolving credit facility is due and payable in full on March 25, 2016. See “Dividend Policy” and “Description of Certain Indebtedness.”

The proceeds from the offering of the 11% senior secured notes due 2018 were used (1) to make a distribution of $217.1 million to our stockholders, (2) to repay our term loan facility, (3) to pay the transaction bonuses and (4) to pay related transaction fees and expenses.

A $1.00 increase/(decrease) in the assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase/(decrease) the net proceeds to us from this offering by $8.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us and the selling stockholders. In the event the net proceeds to us from this offering are increased/(decreased) as a result of an increase/(decrease) in the initial public offering price per share, we will correspondingly increase/(decrease) the amount we will repay under our senior secured revolving credit facility.

DIVIDEND POLICY

Historically, due to our status as a subchapter S corporation, we have distributed annually to our stockholders a substantial portion of our prior year’s taxable income. During fiscal years 2009 and 2010, we declared distributions of $31.6 million and $129.0 million, respectively. Distributions to our stockholders in 2010 include a special distribution of $50.0 million in February 2010 using funds drawn from our senior secured revolving credit facility and a special distribution of $48.6 million on October 22, 2010 using the proceeds of our former term loan facility. The remainder of the distributions in 2010 were paid to our stockholders to fund their tax obligations related to their ownership of ADS Tactical, Inc. Through March 31, 2011, we made distributions of approximately $10.7 million for estimated taxes for the fourth quarter of 2010. Subsequent to March 31, 2011, in April 2011 we made $5.7 million in distributions for the final 2010 and first quarter 2011 tax distributions, and in June 2011 we made $3.5 million in distributions for second quarter 2011 tax distributions. We expect to make a final distribution in the amount of approximately $0.7 million in connection with our conversion to a subchapter C corporation. On March 25, 2011, we made a distribution of $217.1 million to our stockholders with proceeds from the sale of the senior secured notes. In connection with this offering, we will convert from a subchapter S corporation to a subchapter C corporation, and we do not anticipate paying any additional cash dividends on our common stock in the foreseeable future.

Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our results of operations, financial conditions, covenants contained in our senior secured revolving credit facility and the senior secured notes indenture, capital requirements, future prospects, investment opportunities and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2011 on an actual basis and on an as adjusted basis giving effect to this offering and the use of proceeds therefrom. As adjusted data assumes that the net proceeds to us from this offering, after deducting underwriting discounts, will be approximately $142.3 million, assuming the common stock is offered at $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus. As adjusted data gives effect to (a) the use of proceeds from this offering (1) to exercise our option to redeem 35%, or $96.3 million, of our senior secured notes at an aggregate redemption price of $106.8 million, or 111% of the principal amount thereof, and (2) to repay $35.5 million in principal amount outstanding under our senior secured revolving credit facility and (b) the accrual of the remainder of the transaction bonuses in the amount of $2.4 million upon the consummation of this offering and an additional estimated $2.7 million, assuming the common stock is offered at $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus, for a bonus in connection with this offering.

You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of
	March 31, 2011
	Actual	As Adjusted(3)
	(In thousands)

Cash and cash equivalents	$1,938	$1,938

Line of credit(1)	66,056	30,603
11% senior secured notes due 2018	275,000	178,750
Other long term debt, including current portion	14,642	14,642

Total debt	355,698	223,995

Stockholders’ deficit:
Common stock ($0.001 par value per share, 250,000,000 shares authorized; actual, 44,442,000 shares issued and outstanding; as adjusted, 53,442,000 shares issued and outstanding)	44	53
Additional paid-in capital	19	142,300
Noncontrolling interests	4,099	4,099
Accumulated deficit(2)	(207,324)	(225,200)

Total stockholders’ deficit(2)	(203,162)	(78,748)

Total capitalization(2)	$152,536	$145,247

(1)	Line of credit consists of our senior secured revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Revolving Credit Facility.”

(2)	As adjusted accumulated deficit, stockholders’ deficit and total capitalization give effect to the write-off of approximately $2.6 million of unamortized deferred financing costs outstanding at March 31, 2011, the 11% prepayment premium in an aggregate amount of $10.6 million in connection with the repayment of our indebtedness with the use of proceeds from this offering, the accrual of the remainder of the transaction bonuses in an amount of $2.4 million upon the consummation of this offering and an additional estimated $2.7 million, assuming the common stock is offered at $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus, for a bonus in connection with this offering. See “Prospectus Summary—Recent Transactions” and “Use of Proceeds.” As adjusted accumulated deficit and stockholders’ deficit do not give effect to distributions to our stockholders of $5.7 million made in April 2011, principally related to estimated taxes for the fourth quarter of 2010 and the first quarter of 2011, and distributions to our stockholders of $3.5 million made in June 2011 principally related to estimated taxes for the second quarter of 2011, as well as a final distribution in the amount of approximately $0.7 million that we expect to make in connection with our conversion to a subchapter C corporation.

(3)	A $1.00 increase/(decrease) in the assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would (decrease)/increase line of credit by $8.4 million, increase/(decrease) additional paid-in capital by $8.4 million and decrease/(increase) total stockholders’ deficit by $8.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us and the selling stockholders. In the event the net proceeds to us from this offering is reduced/increased as a result of a decrease in the initial public offering price per share, we will correspondingly reduce/increase the amount we will repay under our senior secured revolving credit facility.

DILUTION

If you buy our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

As of March 31, 2011, our net tangible book value was approximately $(207.3) million, or $(4.66) per share after giving effect to the refinancing transactions and our 300-for-1 stock split to be effected prior to the completion of this offering. Net tangible book value per share represents total tangible assets less total liabilities of ADS Tactical, Inc., divided by the number of shares of common stock outstanding as of March 31, 2011. After giving effect to the issuance and sale of 9,000,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the offering range on the cover page of this prospectus and deducting the underwriting discounts that we will pay and the application of the proceeds from this offering as described under “Use of Proceeds,” our net tangible book value as of March 31, 2011, would have been approximately $(75.6) million, or $(1.41) per share. This represents an immediate increase in net tangible book value of $3.25 per share to existing stockholders and an immediate dilution of $18.41 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$17.00
Net tangible book value per share as of March 31, 2011 (after giving effect to the refinancing transactions)	(4.66)
Increase in net tangible book value per share attributable to this offering	3.25

Net tangible book value per share after this offering	(1.41)

Dilution per share to new investors	$(18.41)

After giving effect to the restricted stock awards, restricted stock unit awards and deferred stock units to be granted upon consummation of this offering and assuming they were fully vested upon consummation of this offering (based on an assumed initial public offering price of $17.00 per share, the midpoint of the offering range on the cover of this prospectus), net tangible book value per share after this offering would have been $(1.38) and dilution per share to new investors would have been $18.38.

A $1.00 increase/(decrease) in the assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase/(decrease) our net tangible book value by $8.4 million, the net tangible book value per share after this offering by $0.16 per share and the dilution to new investors in this offering to $19.26 per share, assuming the number of shares offered by us and the selling stockholders, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions by us and the selling stockholders.

The following table sets forth, as of March 31, 2011, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, and the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, assuming the common stock is offered at $17.00 per share, the midpoint of the range set forth on the cover of this prospectus and assuming the number of shares offered by us, as set forth on cover page of this prospectus, remains the same, before deducting the underwriting discounts that we will pay:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
	(Dollars in millions, except share data)

Existing stockholders	44,442,000	83.0%	$—	—%	$0.00
New investors	9,000,000	17.0%	153.00	100.0%	17.00

Total	53,442,000	100.0%	$153.00	100.0%	$2.86

Unless otherwise stated, the tables and calculations above assume no exercise or vesting of:

•	all restricted stock units, restricted stock, deferred stock units and option grants expected to occur concurrently with the consummation of this offering and all shares reserved for future issuance pursuant to our 2011 Equity Incentive Award Plan.

To the extent any of these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected historical financial and other data, as well as certain pro forma information that gives effect to our conversion from a subchapter S corporation to a subchapter C corporation for tax purposes, as if it had occurred on January 1 of each period. In addition, certain pro forma, as adjusted information gives effect to the refinancing transactions and the use of proceeds from this offering.

You should read the following selected historical consolidated financial and other data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and the related notes included elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from consolidated financial statements that are not included in this prospectus. The unaudited condensed consolidated statements of operations data for the three months ended March 31, 2010 and 2011, and the unaudited condensed consolidated balance sheet data as of March 31, 2011, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our results of operations for the three months ended March 31, 2011, are not necessarily indicative of the results to be obtained for the full fiscal year.

Selected Financial Data

						Three Months Ended
	Year Ended December 31,					March 31,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(In thousands)

Consolidated Statements of Operations Data:
Net sales	$197,611	$440,395	$660,535	$932,177	$1,330,840	$292,283	$343,917
Costs and Expenses:
Cost of goods sold	172,020	386,588	572,992	809,117	1,166,391	258,853	302,691
Selling, general and administrative	18,268	31,405	44,323	60,897	80,945	15,568	28,121
Intangible asset impairment	—	—	—	2,996	—	—	—
Income from operations	7,323	22,402	43,220	59,167	83,504	17,862	13,105
Interest income	127	241	225	84	127	47	28
Interest expense	(566)	(1,825)	(1,481)	(1,401)	(5,388)	(780)	(2,342)
Write-off of deferred financing costs	—	—	—	—	—	—	(1,536)

Net income	6,884	20,818	41,964	57,850	78,243	17,129	9,255

Net income attributable to common stockholders	$6,884	$20,818	$42,010	$57,709	$77,282	$16,737	$9,112

						Three Months Ended
	Year Ended December 31,					March 31,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(In thousands)

Pro Forma Data (unaudited)(1):
Pro forma provision for income taxes	$2,719	$8,223	$16,594	$22,795	$30,913	$6,611	$3,554
Pro forma net income	4,165	12,595	25,370	35,055	47,330	10,518	5,701
Pro forma net income attributable to common stockholders	4,165	12,595	25,416	34,914	46,369	10,126	5,558
Pro forma net income per common share after giving effect to stock split:
Basic	$0.09	$0.28	$0.57	$0.79	$1.04	$0.23	$0.13
Diluted	0.09	0.28	0.57	0.79	1.04	0.23	0.13
Pro forma weighted average shares outstanding after giving effect to stock split:
Basic	44,442	44,442	44,442	44,442	44,442	44,442	44,442
Diluted	44,442	44,442	44,442	44,442	44,442	44,442	44,442
Pro Forma, As Adjusted Data (unaudited)(2):
Pro forma, as adjusted interest expense					$24,483	—	$6,109
Pro forma, as adjusted net income before income taxes					59,148	—	5,488
Pro forma, as adjusted provision for income taxes					23,275	—	2,085
Pro forma, as adjusted net income					35,873	—	3,403
Pro forma, as adjusted net income attributable to common stockholders					34,912	—	3,260
Pro forma, as adjusted net income per common share attributable to common stockholders(3):
Basic					$0.65	—	$0.06
Diluted					0.65	—	0.06
Pro forma, as adjusted weighted average common shares outstanding:
Basic					53,442	—	53,442
Diluted					53,442	—	53,442

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(In thousands)

Other Data:
Net cash provided by (used in) operating activities	$(7,049)	$11,617	$15,893	$35,291	$31,742	$12,510	$31,817
Net cash used in investing activities	(1,384)	(1,662)	(14,888)	(6,586)	(2,947)	(1,520)	(1,226)
Net cash provided by (used in) financing activities	6,322	(9,764)	492	(29,547)	(27,340)	(11,065)	(31,463)
Depreciation and amortization	645	961	2,049	2,140	974	249	469
Capital expenditures	1,415	929	8,297	9,181	3,387	781	1,371
EBITDA(3)	7,968	23,363	45,269	61,307	84,478	18,111	13,574

						As of
						March 31, 2011
	As of December 31,						As
	2006	2007	2008	2009	2010	Actual	Adjusted(4)
						(unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$508	$699	$2,197	$1,355	$2,810	$1,938	$1,938
Working capital	19,175	29,031	37,210	59,883	30,647	53,957	84,246
Total debt	23,434	17,042	41,969	44,665	148,825	355,698	223,995
Total stockholders’ equity (deficit)	4,705	18,276	38,186	65,455	15,387	(203,162)	(78,748)

(1)	We historically have been treated as a subchapter S corporation for U.S. federal income tax purposes. As a result, our income has not been subject to U.S. federal income taxes or state income taxes in those states where S corporation status is recognized. In general, the corporate income or loss of a subchapter S corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and state income tax returns in those states where S corporation status is recognized. In connection with this offering, we will convert from a subchapter S corporation to a subchapter C corporation. Pro forma provision for income taxes reflects combined federal and state income taxes on a pro forma basis, as if we had been taxed as a subchapter C corporation, using an effective tax rate of 39.5% for 2006, 2007, 2008 and 2009, and an effective tax rate of 40.0% for 2010. The effective tax rates used for the three month periods ended March 31, 2010 and 2011 were 39.5% and 39.0%, respectively.

Pro forma net income reflects historical net income before income taxes less the pro forma provision for income taxes. Pro forma net income does not give effect to the refinancing transactions or the use of proceeds from this offering.

(2)	Pro forma, as adjusted data give effect to the following transactions as if they had occurred on January 1, 2010: (a) this offering and the use of proceeds therefrom, (b) our conversion from a subchapter S corporation to a subchapter C corporation, using an effective tax rate of 40.0% for the year ended December 31, 2010, and 39.0% for the three months ended March 31, 2011, and (c) the refinancing transactions.

Pro forma, as adjusted net income for the year ended December 31, 2010 and the three months ended March 31, 2011, does not include adjustments to historical amounts as reflected for the write-off of deferred financing costs in connection with the refinancing transactions, or the payment of the cash bonuses in connection with the refinancing transactions, and does not include adjustments for the 11% prepayment premium in an aggregate amount of $10.6 million for the optional redemption of 35%, or $96.3 million, of our outstanding senior secured notes as a result of the use of proceeds from this offering and the write-off of approximately $2.6 million of related deferred financing costs.

The following is a reconciliation of historical net income to pro forma, as adjusted net income for the year ended December 31, 2010 and the three months ended March 31, 2011:

	Year Ended	Three Months Ended
	December 31, 2010	March 31, 2011
	(unaudited)
	(In thousands)

Net income	$78,243	$9,255
Net increase in interest expense(a)	(19,095)	(3,767)

Pro forma, as adjusted net income before income taxes	59,148	5,488

Pro forma, as adjusted provision for income taxes(b)	23,275	2,085

Pro forma, as adjusted net income	35,873	3,403

Pro forma, as adjusted net income attributable to common stockholders	$34,912	$3,260

(a)	The following is a reconciliation of historical interest expense to pro forma, as adjusted interest expense for the year ended December 31, 2010 and the three months ended March 31, 2011:

	Year Ended	Three Months Ended
	December 31, 2010	March 31, 2011
	(unaudited)
	(In thousands)

Interest expense	$5,388	$2,342
Net increase resulting from the refinancing transactions(i)	31,474	6,862
Net decrease resulting from the use of proceeds of this offering(ii)	(12,379)	(3,095)

Pro forma, as adjusted interest expense	$24,483	$6,109

(i)	Reflects the difference in interest expense between the historical amounts incurred under our term loan facility and senior secured revolving credit facility, including the amortization of deferred financing costs, and the interest expense that would have been incurred under our 11.00% senior secured notes due 2018 and our amended and restated senior secured revolving credit facility (based on the historical interest expense attributable to our senior secured revolving credit facility, plus the interest expense related to the additional amounts drawn under our amended and restated senior secured revolving credit facility upon consummation of the refinancing transactions of $3.5 million at an assumed interest rate of 4.5% for both the year ended December 31, 2010 and the three months ended March 31, 2011, which was the interest rate in effect upon the consummation of the refinancing transactions), assuming the refinancing transactions were consummated on January 1, 2010. The adjustment to interest expense resulting from the refinancing transactions includes the amortization of deferred financing costs incurred in connection with the refinancing transactions.

(ii)	Reflects the reduction in interest expense, assuming a 4.5% interest rate attributable to borrowings repaid under our senior secured revolving credit facility, after giving effect to the refinancing transactions as if they had occurred on January 1, 2010, as a result of the use of a portion of the proceeds from this offering to repay amounts outstanding under our senior secured notes and our senior secured revolving credit facility, assuming this offering was consummated on January 1, 2010. See “Use of Proceeds.” In the event the net proceeds to us from this offering are increased/(decreased) as a result of an increase/(decrease) in the initial public offering price per share, we will correspondingly increase/(decrease) the amount we will repay under our senior secured revolving credit facility. A $1.00 increase/(decrease) in the assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would decrease/(increase) the pro forma, as adjusted interest expense by $0.3 million on an annual basis, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

(b)	Reflects $23.3 million and $2.1 million in income taxes for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively, on a pro forma, as adjusted basis after giving effect to the increase in interest expense as a result of the refinancing transactions described above, as a result of our conversion from a subchapter S corporation to a subchapter C corporation, using an effective tax rate of 40.0% for the year ended December 31, 2010, and 39.0% for the three months ended March 31, 2011.

(3)	We define EBITDA as net income before interest expense, provision for income taxes and depreciation and amortization. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to net income as a measure of performance. Because EBITDA is not a measurement determined in accordance with U.S. GAAP and is susceptible to varying calculations, EBITDA, as presented, may not be comparable to other similarly titled measures presented by other companies. We believe that EBITDA is a useful financial metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business, as well for providing a comparison of our operating performance to that of other companies in our industry.

We use EBITDA in a number of ways, including:

•	for planning and budgeting purposes;

•	to evaluate the effectiveness of our business strategies;

•	in communications with our board of directors concerning our consolidated financial performance; and

•	to determine management’s compensation.

The following table reconciles net income, the most directly comparable GAAP financial measure, to EBITDA for the periods presented:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(In thousands)

Net income	$6,884	$20,818	$41,964	$57,850	$78,243	$17,129	$9,255
Interest expense, net(a)	439	1,584	1,256	1,317	5,261	733	3,850
Depreciation and amortization	645	961	2,049	2,140	974	249	469

EBITDA(b)	$7,968	$23,363	$45,269	$61,307	$84,478	$18,111	$13,574

(a)	Interest expense, net for the year ended December 31, 2010 includes amortization of deferred financing costs of $537,143. Interest expense, net for the three months ended March 31, 2011 includes amortization of deferred financing costs of $301,853 and the write-off of deferred financing costs as a result of the refinancing transactions of $1.5 million.

(b)	For the year ended December 31, 2009, EBITDA was negatively impacted by a write off of approximately $3.0 million related to our acquisition of MAR-VEL International, Inc. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition of MAR-VEL International, Inc.” In addition, for the year ended December 31, 2010 and the three months ended March 31, 2010 and 2011, EBITDA was negatively impacted by costs consisting principally of legal, accounting and other professional fees incurred in connection with this offering and the pursuit of other strategic opportunities and financings.

EBITDA has limitations as an analytical tool and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. See “Non-GAAP Financial Measures.”

(4)	As adjusted balance sheet data assumes that the net proceeds to us from this offering, after deducting underwriting discounts, will be approximately $142.3 million, assuming the common stock is offered at $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus and gives effect to (a) the use of proceeds from this offering (1) to exercise our option to redeem 35%, or $96.3 million, of our outstanding senior secured notes at an aggregate redemption price of $106.8 million, or 111% of the principal amount thereof, and (2) to repay $35.5 million in principal amount outstanding under our senior secured revolving credit facility and (b) the accrual of the remainder of the transaction bonuses in the amount of $2.4 million upon the consummation of this offering and an additional estimated $2.7 million, assuming the common stock is offered at $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus, for a bonus in connection with this offering. As adjusted balance sheet data does not give effect to the distribution to our stockholders of $5.7 million made in April 2011, and the distributions to our stockholders of $3.5 million made in June 2011, principally related to estimated taxes for the first and second quarters of 2011, as well as a final distribution in the amount of approximately $0.7 million that we expect to make in connection with our conversion to a subchapter C corporation. See “Prospectus Summary—Recent Transactions,” “Use of Proceeds” and “Capitalization.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Business Overview

We believe we are a leading provider of value-added logistics and supply chain solutions specializing in tactical and operational equipment, based on 2010 sales. We drive sales between a fragmented base of vendors and a decentralized group of customers by tailoring our solutions to meet their needs. Most of our over 4,000 active customers (in the past 24 months) are within the Department of Defense and the Department of Homeland Security. Our business model is adaptable and scalable to serve other domestic and foreign government agencies. Through our vendor network, we offer our customers access to over 160,000 items, including apparel, expeditionary equipment, optical equipment, communications equipment, emergency medical supplies, lighting, eyewear and other tactical items, which we combine with our broad suite of value-added supply chain management services. We leverage our established supply chain management and government procurement expertise to develop and strengthen key customer and vendor relationships.

Our Market Opportunity

Over the last decade, the U.S. government has changed its approach to procurement of operational equipment by shifting away from custom-made products and equipment built to precise specifications, towards readily available, commercial off-the-shelf products and equipment. Over the same period, the Department of Defense streamlined the procurement process by providing increased access to flexible contractual procurement vehicles. As a result, the Defense Logistics Agency, or the “DLA,” has increased its reliance upon outside vendors and service providers for the logistics solutions necessary to get tactical and operational equipment to military personnel and to handle the supply chain management for a diverse and growing array of commercial off-the-shelf products.

Concurrently with this shift in approach to procurement, the needs of the U.S. military and the nature of modern warfare have evolved significantly. The demands of recent conflicts have shifted the Department of Defense’s focus towards equipping military personnel to engage in ground-based irregular warfare against asymmetric threats, and away from developing large-scale weapons platforms to support traditional air, land and sea campaigns against other major world powers. As a result, the Department of Defense now places a greater emphasis on ensuring that each soldier is equipped for the needs of modern combat with standardized, state-of-the-art equipment. To increase the combat effectiveness and safety of soldiers, the Department of Defense has increased its average spend-per-soldier on equipment from $2,000 per soldier during World War II (1941-1946) to $19,000 during the Global War on Terror (2001-2008) (adjusted to 2009 dollars based on the consumer price index). This trend is expected to continue as soldiers are provided a broader set of more complicated and expensive equipment kits to improve combat effectiveness and prepare for a more diverse range of missions. The Department of Defense projects that the amount spent on equipment per soldier will increase substantially in the future.

Preparing for irregular warfare requires a significant number of trained and equipped personnel ready to deploy. As of December 2010, the Department of Defense had approximately 2.3 million military personnel. For example, the recently implemented Army Force Generation model requires that approximately one-third of active-duty units and one-fifth of reserve units are available to deploy each year, regardless of whether the United States is at war. In addition, all branches of the U.S. military are increasingly called upon to undertake missions beyond the scope of their traditional national defense functions, such as assistance with disaster relief, border patrol and nation building. Each of these soldiers requires the latest operational equipment for his or her mission, which creates a continual need for new equipment for these soldiers.

We believe these trends will continue for the foreseeable future. As the U.S. military continues to decentralize its approach to procurement and increase the amount of the overall defense budget allocated for equipment for each soldier, and as an increasing number of our customers experience the benefits of our supply chain management services, we believe we can continue to grow our sales over time, notwithstanding changes in overall U.S. defense spending.

As a result of these trends, we have grown from $197.6 million of net sales, $6.9 million of net income and $8.0 million of EBITDA for the year ended December 31, 2006, to $1,330.8 million of net sales, $78.2 million of net income and $84.5 million of EBITDA for the year ended December 31, 2010. This represents a compound annual growth rate of our net sales, net income and EBITDA from 2006 to 2010 of 61%, 84% and 80%, respectively. While we continue to be well positioned to take advantage of this market opportunity and we expect to continue to experience growth in our net sales, net income and EBITDA, there can be no assurance that we will be able to maintain the level of compound annual growth rate in the future.

The Department of Defense operated under a continuing resolution from October 2010 to April 2011, a result of the longest delay in passing a defense appropriations bill since 1976. A “continuing resolution” is a form of appropriations legislation used to fund government agencies in the event that a formal appropriations bill has not been ratified by Congress before the beginning of the government’s fiscal year. It provides for funding only at a reduced or similar level as the previous fiscal year, and as a result, government agencies operating under a continuing resolution do not know their spending budget until a final appropriations bill has been passed. Given the uncertainty around the total Department of Defense budget that results from a continuing resolution, Department of Defense agencies typically reduce allocations to their internal purchasing entities. Consequently, during the period of the continuing resolution most of our customers had access to only a portion of the funding they had in the comparable previous period while not under the continuing resolution.

The impact of the continuing resolution on our growth should be viewed across both 2010 and 2011. While we do not believe it significantly impacted overall underlying demand for our products and services, it disrupted normal year-on-year and seasonal ordering patterns, as agencies both prepared for, and later reacted to, uncertainty in their budgets.

In mid-2010, as it began to appear that Congress would not pass a Department of Defense budget in a timely manner, agencies began to prepare to operate under a continuing resolution by accelerating their orders of operational readiness equipment. Our sales force worked closely with customers to encourage purchasing in advance of budgetary uncertainty. Many customers decided to purchase equipment in 2010 that they may have otherwise decided to order in 2011. This positively impacted net sales in our third and fourth fiscal quarters of 2010. As a result, some purchases that we expect would have been booked in 2011 were booked in 2010. The net result was that the continuing resolution had a positive impact on our year-on-year growth in 2010, over what we would have expected had a Department of Defense budget been passed in a timely manner.

The continuing resolution has had a continuing impact in 2011. Many of our customers were uncertain as to their total annual 2011 budget during the first two quarters of their fiscal year. The result was that in our fourth fiscal quarter of 2010 and first fiscal quarter of 2011, decision makers delayed some purchases while awaiting clarity on their budgets. We expect that this will exaggerate our normal fluctuations in sales from quarter-to-quarter in 2011, resulting in lower growth in the second fiscal quarter of 2011. The passing of an appropriations bill in April gave agencies certainty as to their budget allocations. As a result, we believe our customers may place orders in the remainder of 2011 in order to use that portion of their budget previously preserved by deferring orders so that it will not be forfeited at the end of the government fiscal year.

Components of Our Consolidated Statements of Operations

Net Sales

Contractual Procurement Vehicles

We derive our net sales from the sale of goods and logistics solutions primarily to branches and units of the U.S. military or other federal agencies. In order for the U.S. military and other federal agencies to use budgetary funds to purchase goods and services, each acquisition must be executed through an appropriate contractual procurement vehicle. To shorten the contracting period, the U.S. government has created broad “indefinite delivery and indefinite quantity,” or “IDIQ,” contracts to act as procurement vehicles. These contracts provide regulatory and payment conduits that allow the customer to use government funds to purchase equipment and services from a limited number of pre-approved suppliers; however, they do not commit any customer to any set volume of purchases. The volume committed in any particular sale is set at the time the customer order is established.

Most of our net sales are derived from individual orders for goods and services through IDIQ contracts. Under these contracts, we agree to provide itemized products and related services at fixed prices established at the time a customer order is made (or at the time the contract is entered into under some of our single-award IDIQ contracts, as described below). Although these contracts include certain parameters defining the types of products that may be purchased through the contract and limit the personnel that may use the contract as a vehicle to spend government funds, our contracts typically provide us with significant flexibility to source the specified products from multiple vendors. There are generally three different types of IDIQ contracts: multiple-award contracts, single-award contracts and federal supply schedules.

•	Multiple-award IDIQ contracts are awarded to a limited number of pre-approved suppliers and have ceiling limitations on the total amount of government funds that can be used through the contract. The award of particular purchase orders under these contracts requires a second competitive bidding process among that limited number of suppliers (which typically occurs within one day to a week upon submission of a bid). Our Spec Ops TLS contract and FES TLS contract are examples of multiple-award IDIQ contracts.

•	Single-award IDIQ contracts function very much like multiple-award IDIQ contracts. However, they are awarded to a sole-supplier and often cover a much narrower breadth of products. The particular agency and customers who wish to make purchases under a single-award IDIQ contract commit to a pre-approved sole supplier for the equipment and services to be provided through that contract. Our single-award IDIQ contract vehicles, such as our GEN III contract, are often entered into with a program office within a particular branch of the U.S. military to provide a standardized suite of products that are intended for a broad cross-section of forces in that particular military branch. Through these single-award IDIQ contracts, we commit to fulfill any orders received for goods and services identified in those contracts over a period of time, up to pre-determined volume limitations at fixed prices, which are established at the time the contract is awarded.

•	Federal supply schedules, such as our U.S. General Services Administration, or “GSA,” supply schedules, allow all federal government agencies to purchase items identified in the schedule from a list of pre-approved suppliers at pre-determined maximum prices. Unlike multiple-award IDIQ contracts, federal supply schedules do not typically require a second round of bidding to secure a purchase order and do not have ceiling limitations on the total amount of government funds that can be used through the procurement vehicle. Under our federal supply schedules, we may be the only pre-approved supplier for a particular product, while for other products there are multiple pre-approved suppliers, including our vendors.

We do not commit to provide products at specific prices unless we have reached agreement with one or more of our vendors to supply the requisite products at an agreed upon price. For orders scheduled to be delivered over a longer period of time, such as in connection with our single-award program sales contracts, we will often negotiate annual price escalator provisions into the contract to preserve our margins. None of our sales are generated from time-and-materials or cost-reimbursable contracts.

Although our contracts do not commit our customers to any set amount of purchases, the volume of our sales and our growth is partially dependent upon maintaining and increasing the number and size of our contracts. By broadening our contract portfolio, we are able to increase the variety of products and services that we may sell and expand our potential customer base. In addition, as the federal government changes its procurement strategy for a particular product or service, we may need to win new IDIQ and other contracts in order to continue selling those items. As our customers’ procurement needs change, we may also need to enter into new single-award IDIQ and other types of contracts in order to continue to sell our products to our customers on a sufficient scale and in a manner that meets their requirements.

Sales Force

Although some of our contracts may guarantee a nominal level of sales, our sales volume will continue to be largely a function of the size and ability of our sales force. Our sales force generates demand for the products and related services we offer by working closely with our customers to match our product offerings to their needs. Our portfolio of contracts is used by our sales team to facilitate processing of customer demand generated by their sales efforts. For the year ended December 31, 2010, our net sales were derived from over 60,000 customer orders.

In calculating the total number of sales representatives in our sales force and the amount of net sales and gross profit attributable to each sales representative, we do not include those members of our sales force who primarily serve our state and local law enforcement customers, which were 10, 14 and 14 members of our sales force as of December 31, 2008, 2009 and 2010, respectively, and 12 members of our sales force as of March 31, 2011. We treat sales to state and local law enforcement customers differently because these sales do not currently contribute a meaningful amount to our overall net sales and gross profit are derived from a distinct customer set, which possesses unique sales cycles and contractual processes. Sales representatives who serve our state and local law enforcement customers perform fundamentally different functions in the sales process than the other members of our sales force. These representatives focus primarily on marketing and customer service rather than on direct sales. Consequently, the activities and headcount of the sales representatives who serve our state and local law enforcement customers do not correlate to our financial performance in the same way as the activities and headcount of our other sales personnel. As a result, we exclude state and local law enforcement personnel in calculating the weighted average number of sales representatives and when reviewing sales force performance and overall financial results.

For the years ended December 31, 2008, 2009 and 2010, we had a weighted average total of 74, 99 and 134 members in our sales force, respectively. We use the following process to calculate our weighted average sales force: first we determine the number of sales representatives at the end of each month; we then multiply that number by a factor that is determined by where the month falls during the year; finally, we take the average of the sum of the monthly numbers. For example, for a full year period, the number of sales representatives at the end of January is multiplied by twelve, the number of sales representatives at the end of February is multiplied by eleven, and the factor by which each month-end number of sales representatives is multiplied decreases by one for each succeeding month so that the number of sales representatives at the end of December is multiplied by one.

In 2010, the size of our weighted average sales force increased by an additional 35 members. As of December 31, 2008, 2009 and 2010 the total number of sales representatives at the end of the period was 87, 118 and 166, respectively. As of March 31, 2011, the total number of sales representatives at the end of the period was 185.

As of March 31, 2011, pursuant to the calculation of the number of our employees under the Small Business Administration regulations, we had 443 employees. As we continue to grow, we may in the future no longer be eligible to compete for government contracts set aside for businesses designated under certain NAICS codes for small businesses with fewer than 500 employees. Under the Small Business Administration regulations, a concern that is qualified as a small business at the time it receives a contract is considered a small business throughout the life of that contract. Therefore, none of our small business set aside contracts will automatically terminate should we cease to qualify as a small business with fewer than 500 employees. Our Spec Ops TLS contract, which accounted for approximately 44% of our total net sales for each of the year ended December 31, 2010 and the three months ended March 31, 2011, was awarded to us pursuant to a NAICS code designating a small business as having fewer than 500 employees.

The government contracting officer may request that we recertify our status as a small business at the time of renewal of a contract. The contracting officer may take into consideration all factors relating to performance under the contract including small business status in deciding to renew a contract. According to our internal data management system through which we track bids solicited and awards granted to us under our Spec Ops TLS contract, we won approximately 90% of the awards granted under the Spec Ops TLS contract in 2010. As a result, to the extent we continue to compete successfully under this contract, we believe that our Spec Ops TLS contract will be renewed even in the event we are no longer able to recertify as a small business.

We have also successfully competed for a number of contractual procurement vehicles that are not set aside for small businesses and we believe that we will continue to do so effectively. While management does not believe that any future loss of our status as a small business will have a material adverse effect on our results of operations, we cannot assure you that we will be able to maintain our current results of operations and financial condition if we are no longer able to participate in the federal government’s small business programs. See “Risk Factors—Risks Related to Business—We may no longer be able to participate in the federal government’s small business programs which may affect our business and our sales.”

Vendors

We have established long-term relationships with approximately 1,400 active vendors (in the past 24 months). We have also instituted a preferred vendor program, which is comprised of approximately 300 vendors, that enables us to secure preferential terms and support on thousands of products. This allows us to generate sales by competitively bidding on opportunities for new and existing customers. We have established incentives for our sales team to increase sales of our preferred vendors’ products, which further enhances our value proposition to our preferred vendors and allows us to generate additional sales on favorable terms. For the year ended December 31, 2010, approximately 90% of our sales were sourced from our preferred vendors. As additional vendors come to realize the value proposition provided by our experienced sales force, customer relationships and access to contractual procurement vehicles, we expect to continue to expand our preferred vendor program.

Seasonality

We experience some seasonality in our orders as a result of the timing of U.S. federal government purchasing activity, which tends to increase near the end of the U.S. federal government fiscal year on September 30. Most of the funded federal government contracts stipulate that the budget allocation must be used during the corresponding fiscal year or be forfeited. That often results in increased spending near the end of the U.S. federal government fiscal year. This practice results in an increase in our fourth quarter net sales as a percentage of our total net sales for the year, as many of these items are shipped during the 90-day period following receipt of the corresponding orders. For each of the years ended December 31, 2009 and 2010, 31% of our net sales were recognized in the fourth quarter. The seasonality in our results is partially mitigated by sales under our GEN III contract, which typically contributes an equal amount to our net sales each month and comprised approximately 19% of our net sales for the year ended December 31, 2010. As we continue to grow and as sales under our single-award contracts, such as GEN III, account for a smaller percentage of our net sales in the future, we expect the seasonality in our results to increase.

The nature of our business may result in significant fluctuations in sales from quarter-to-quarter. In particular, our sales in any period may be impacted by changes in government funding decisions and the average size and product mix of the orders shipped during the period. In addition, the timing with respect to the fulfillment of large orders may cause volatility in our sales from one period to the next. The timing and composition of future orders and government funding decisions are difficult to predict, and we expect to continue to experience these fluctuations in sales in the future.

Gross Profit

Our gross profit is a function of the difference between the price our customers pay us for the products and services we provide and the price we pay our vendors for those products and services, or our “cost of goods sold.” Cost of goods sold consists only of our merchandise costs, and does not include shipping and handling costs, which have not historically represented a significant portion of our expenses. As a result, metrics that are a function of cost of goods sold, such as gross profit and gross margin, may not be comparable to those of other entities that define cost of goods sold differently from us.

The factors that affect our gross profit include:

•	whether we are providing value-added supply chain management services, such as kitting and assembly, custom sourcing solutions, training and product education, product research and development and quality assurance, to our customers in connection with particular product sales. In general, we are able to generate higher gross margins on sales of products where we perform additional value-added services, since we are able to charge higher prices for these bundled products, relative to the sale of stand-alone component parts;

•	whether the products are being sold to a new customer or are being supplied by vendors with whom we are working to establish a new preferred relationship. From time to time, we will bid for a particular customer order or program award at prices that may initially reflect lower margins in order to establish a relationship with a new customer or vendor or where we believe we will be able to improve our gross margins over the life of the contract through price escalation provisions in those contracts or by working with our vendors to improve pricing terms; and

•	whether the order size creates a request for a volume-based discount. Similar to the discounts we may receive from our vendors for large orders, from time to time our customers may expect similar volume-based discounts from us on very large orders.

Before bidding for contract awards and customer orders, we have agreed upon pricing terms with the corresponding vendors at levels that allow us to be competitive, while also preserving our gross margins. For commitments to deliver items over a longer period of time, such as through our single-award program contracts, we will often negotiate annual price escalator provisions as part of the arrangement to preserve our margins. Over the term of a single-award program contract, we will often work with our vendors to improve the pricing terms they offer us so that we may realize improved gross margins over the life of the program. Our contracts generally afford us with a significant amount of flexibility in sourcing the specified items from different vendors. This flexibility maintains competition among our vendors for many of the products we sell, which often allows us to obtain additional price improvements over the term of the contract.

As described above, demand starts with our sales force. By monitoring and controlling the size and profitability of our sales force, we can gauge the overall success of our business. In particular, we use gross profit per sales representative as a measure to evaluate our performance. Gross profit per sales representative is equal to the gross profit realized during the period under consideration, divided by the weighted average number of representatives on our sales force during the period. For purposes of calculating gross profit per sales representative, we do not include gross profit attributable to those members of our sales force who primarily serve our state and local law enforcement customers. Total gross profit attributable to those members who primarily serve our state and local law enforcement customers was $2,649,178, $2,023,133 and $393,456 for the years ended December 31, 2008, 2009 and 2010, respectively. For the years ended December 31, 2008, 2009 and 2010, our weighted average sales force consisted of 74, 99 and 134 members, respectively. Our gross profit per weighted average sales representative for each of the years ended December 31, 2008, 2009 and 2010, was approximately $1,147,000, $1,223,000 and $1,224,000, respectively. Because it typically takes three to six months to sufficiently train new sales representatives before they make a meaningful contribution to our net sales, expanding our sales force has the result of temporarily decreasing gross profit per sales representative.

Selling, General and Administrative Expenses

Our selling, general and administrative, or “SG&A,” expenses consist primarily of payroll, payroll taxes, freight, commissions, travel and advertising and marketing expense. Certain of these expenses, including costs related to our infrastructure, payroll expense and travel, do not increase in proportion to increases in sales. In addition, products and other value-added services sold through our single-award IDIQ contracts often require less on-going sales effort to sustain and we generally incur lower freight, travel, commissions and employee costs per sales dollar received for these products. Since we will be a public company after the consummation of this offering, we anticipate that our SG&A expenses will increase due to increases in audit fees, professional fees, directors’ and officers’ insurance costs and expenses related to hiring additional personnel and expanding our administrative functions.

Following this offering, we expect to incur additional stock compensation expense in connection with future option grants and other awards made in the form of our common stock. In connection with equity awards we expect to issue upon consummation of this offering, we expect to incur a recurring quarterly stock compensation charge of approximately $1.6 million in the third quarter of 2011 and approximately $2.3 million each quarter thereafter for approximately four years. See “Executive Compensation—Equity Compensation Plans.”

Taxes

Prior to the consummation of this offering, we have been taxed under the rules and regulations of Subchapter S of the Internal Revenue Code of 1986, as amended, or the “Code.” Under those rules and regulations, we do not pay federal or state income taxes on our taxable income. Instead, our stockholders are liable for individual federal and state income taxes on their respective share of our income or loss. In connection with this offering, we will convert from a subchapter S corporation to a subchapter C corporation. In connection with this conversion, we will record a tax benefit (estimated to be approximately $500,000 as if the conversion occurred on March 31, 2011) to recognize deferred taxes. Upon conversion to a subchapter C corporation, we will be subject to tax in the United States as well as any other tax jurisdictions in which we conduct business.

Interest Expense

We incurred significant indebtedness in connection with the refinancing transactions. As a result, our annual interest expense will increase significantly from prior years’ interest expense. Due to the issuance of our senior secured notes, and assuming the redemption of 35%, or $96.3 million, of our senior secured notes, the maximum amount permitted to be redeemed in connection with this offering under the senior secured notes indenture, annual interest expense on our senior secured notes will increase from historical interest expense by approximately $20.4 million. See “Prospectus Summary—Recent Transactions” and “—Liquidity and Capital Resources.”

Acquisition of MAR-VEL International, Inc.

In June 2008, we acquired the stock of MAR-VEL International, Inc., or “MAR-VEL.” We acquired MAR-VEL in order to gain access to its Prime Vendor multiple-award IDIQ contract, which was the predecessor to our current Spec Ops TLS multiple-award IDIQ contract. The acquisition provided us with additional contract capacity to continue our sales growth until the award of our Spec Ops TLS contract was obtained. The aggregate purchase price for MAR-VEL was $5.5 million. Once we were awarded the Spec Ops TLS contract in 2009, the renewal option on the MAR-VEL Prime Vendor contract was not exercised. Therefore, the remaining unamortized portion of the intangible asset related to the MAR-VEL sales contract of $3.0 million was recorded as an impairment loss in 2009.

Results of Operations

The table below shows our results of operations for the periods presented in dollar amounts (in millions) and as a percentage of net sales.

	Year Ended December 31,						Three Months Ended March 31,
	2008		2009		2010		2010		2011
							(unaudited)

Net sales	$660.5	100.0%	$932.2	100.0%	$1,330.8	100.0%	$292.3	100.0%	$343.9	100.0%
Cost of goods sold	573.0	86.7%	809.1	86.8%	1,166.4	87.6%	258.9	88.6%	302.7	88.0%

Gross profit	87.5	13.3%	123.1	13.2%	164.4	12.4%	33.4	11.4%	41.2	12.0%
Selling, general and administrative expenses	44.3	6.7%	60.9	6.5%	80.9	6.1%	15.6	5.3%	28.1	8.2%
Intangible asset impairment	—	—	3.0	0.3%	—	—	—	—	—	—
Interest expense, net	1.2	0.2%	1.4	0.2%	5.3	0.4%	0.7	0.2%	3.8	1.1%

Net income	$42.0	6.4%	$57.8	6.2%	$78.2	5.9%	$17.1	5.9%	$9.3	2.7%

Comparison of the Three Months Ended March 31, 2011 and the Three Months Ended March 31, 2010.

	Three Months Ended
	March 31,		% Change
	2010	2011	2011 Over 2010
	(In millions)
	(unaudited)

Net sales	$292.3	$343.9	18%
Cost of goods sold	258.9	302.7	17%

Gross profit	33.4	41.2	23%
Selling, general and administrative expenses	15.6	28.1	80%
Interest expense, net	0.7	3.8	443%

Net income	$17.1	$9.3	(46%)

Net Sales

Net sales for the three months ended March 31, 2011 were $343.9 million, as compared to $292.3 million for the three months ended March 31, 2010, which represented a $51.6 million, or 18%, increase. Our net sales for the three months ended March 31, 2011 were positively impacted by the net weighted average addition of 24 members to our sales force during the three months ended March 31, 2011 for a total weighted average sales force of 171 members as compared to the addition of 14 members for the three months ended March 31, 2010 and a total weighted average sales force of 122 members. In June 2010, we began shipping orders under our Fire Resistant Environmental Ensemble, or “FREE,” contract, which contributed $26.8 million of additional sales for the three months ended March 31, 2011. In addition, sales under our GEN III contract were $4.5 million higher in 2011, compared to 2010, due to shipments of a new camouflage pattern at higher prices and the annual price increase of approximately 3.5%. Sales under commercial purchase orders increased by $9.0 million primarily due to increased sales to existing customers. Sales under the TLS contracts increased by $7.3 million with sales under the FES TLS contract increasing by $1.4 million and the remaining $5.9 million of additional sales being generated across various product categories under our TLS contracts. Overall increases were partially offset by a $5.0 million decrease in GSA sales.

Gross Profit

Gross profit for the three months ended March 31, 2011 was $41.2 million, as compared to $33.4 million for the three months ended March 31, 2010, which represented a 23% increase. The increase in gross profit was primarily attributable to the increase in the volume of our sales combined with a slight improvement in margin percentage. Gross profit as a percentage of net sales for the first quarter of 2011 increased to 12.0% as compared to 11.4% for the first quarter of 2010. The lower gross profit as a percentage of sales for the first quarter of 2010 was primarily due to lower gross profit as a percentage of net sales realized from the sale of new products, in particular expeditionary equipment and structures, from new vendors during that quarter. From time to time, we execute orders on lower gross margins in order to establish a relationship with a new customer or vendor.

Selling, General and Administrative Expenses

SG&A expenses for the three months ended March 31, 2011 were $28.1 million, as compared with $15.6 million for the three months ended March 31, 2010, which represented an 80% increase. This increase was primarily due to the $6.6 million transaction bonuses paid in connection with the offering of the senior secured notes as well as an increase in professional fees primarily incurred in connection with certain financing transactions. The increase in SG&A expenses was also due to the increase in the volume of our sales and the related payroll, commissions, travel, freight and other expenses incurred from expanding our sales force and supporting infrastructure. SG&A expenses were 8.2% of net sales for the three months ended March 31, 2011, up from 5.3% of net sales for the three months ended March 31, 2010.

Net Income

Net income for the three months ended March 31, 2011 was $9.3 million, as compared with $17.1 million for the three months ended March 31, 2010, which represented a 46% decrease. This decrease was due primarily to the expenses resulting from the refinancing transactions in the first quarter of 2011 which included the transaction bonuses of $6.6 million and the write-off of deferred financing costs of $1.5 million. In addition, our interest expense, net for the first quarter of 2011 was $3.8 million, as compared with $0.7 million for the same period of 2010, primarily as a result of increased borrowings under our new senior secured revolving credit facility, our new senior secured term loan and the senior secured notes. Net income as a percentage of net sales for 2011 decreased to 2.7% as compared to 5.9% for 2010.

Comparison of the Year Ended December 31, 2010 and the Year Ended December 31, 2009.

	Year Ended
	December 31,		% Change
	2009	2010	2010 Over 2009
	(In millions)

Net sales	$932.2	$1,330.8	43%
Cost of goods sold	809.1	1,166.4	44%

Gross profit	123.1	164.4	34%
Selling, general and administrative expenses	60.9	80.9	33%
Intangible asset impairment	3.0	—	—
Interest expense, net	1.4	5.3	279%

Net income	$57.8	$78.2	35%

Net Sales

Net sales for the year ended December 31, 2010 were $1,330.8 million, compared to $932.2 million for the year ended December 31, 2009, which represented a 43% increase. This increase was primarily due to a higher sales volume during 2010. Our net sales for the year ended December 31, 2010 were positively impacted by the net weighted average addition of 35 members to our sales force during the year ended December 31, 2010, as compared to the year ended December 31, 2009, which resulted in increased sales to existing customers and additional sales to new customers within our customer base. Sales growth also resulted from the introduction of new products sold through our multiple-award IDIQ contracts. In particular, our TLS contracts generated an additional $436.8 million of incremental sales, offset by the $213.7 million decrease in Prime Vendor sales, as our Prime Vendor contract was replaced in 2009 by TLS and sales were phased out. Of the net $223.1 million increase in TLS contracts, sales of expeditionary equipment and structures through our Spec Ops TLS contract, which began in the first quarter of 2009, contributed $147.5 million of additional sales, sales under our FES TLS contract, under which we sell fire-resistant apparel and first-responder apparel and equipment, contributed $9.8 million. The remaining $65.8 million of additional sales were generated across other various product categories under our TLS contracts. In addition, sales under our GEN III contract were $22.6 million higher in 2010, compared to 2009, due to a lapse in full funding of monthly kit shipments in January 2009. In June 2010, we began shipping orders under our Fire Resistant Environmental Ensemble, or “FREE,” contract, which contributed $95.0 million of additional sales for the year ended December 31, 2010. The remaining $57.9 million increase in net sales included $38.7 million of additional commercial sales, primarily to defense contractors. Sales through our GSA federal supply schedules for the year ended December 31, 2010 were $126.0 million, compared to $136.5 million for the year ended December 31, 2009. This decrease was primarily the result of our decision to effect certain sales in 2010 under our TLS contracts that were effectuated in 2009 under our GSA federal supply schedules.

Gross Profit

Gross profit for the year ended December 31, 2010 was $164.4 million, as compared to $123.1 million for the year ended December 31, 2009, which represented a 34% increase. The increase in gross profit was primarily attributable to the increase in the volume of our sales. Gross profit per sales representative was $1,224,000 for the year ended December 31, 2010, as compared to $1,223,000 for the year ended December 31, 2009. Our weighted average sales force for the year ended December 31, 2010 was 134 members, as compared to 99 members for the year ended December 31, 2009. Gross profit as a percentage of net sales for the year ended December 31, 2010 decreased to 12.4% as compared to 13.2% for the year ended December 31, 2009. Consistent with our business model, this decrease was primarily due to lower gross profit as a percentage of net sales realized from the sale of new products, in particular expeditionary equipment and structures, from new vendors. From time to time, we will execute orders on lower gross margins in order to establish a relationship with a new customer or vendor.

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2010 were $80.9 million, compared to $60.9 million for the year ended December 31, 2009, which represented a 33% increase. This increase was primarily due to the increase in the volume of our sales and the related payroll, commissions, travel, freight and other expenses incurred from expanding our sales force and supporting infrastructure. SG&A expenses were 6.1% of net sales for the year ended December 31, 2010, down from 6.5% of net sales for the year ended December 31, 2009. This decrease was primarily a result of our ability to leverage our existing infrastructure through a decrease of 0.6% in payroll and payroll-related expenses as a percentage of net sales. In addition, depreciation and amortization decreased by 0.1% of net sales, as a result of the write-off of the unamortized portion of the intangible asset related to the acquisition of MAR-VEL. See “—Acquisition of MAR-VEL International, Inc.” These decreases were partially offset by an increase of 0.4% in expenses for professional fees as a percentage of net sales primarily incurred in connection this offering and the pursuit of other strategic opportunities and financings.

Net Income

Net income for the year ended December 31, 2010 was $78.2 million, compared to $57.8 million for the year ended December 31, 2009, which represented a 35% increase. This increase was attributable to the factors described above. Net income as a percentage of net sales for 2010 decreased to 5.9% as compared to 6.2% for 2009. This decrease was primarily the result of our decline in gross profit as a percentage of net sales, as described above, offset slightly by lower SG&A expenses as a percentage of net sales. In addition, our interest expense, net for 2010 was $5.3 million, as compared with $1.4 million for 2009, primarily as a result of increased borrowings under our senior secured revolving credit facility and our former term loan facility. Our interest expense will increase significantly in 2011 as a result of the offering of our senior secured notes.

Comparison of the Year Ended December 31, 2009 and the Year Ended December 31, 2008.

	Year Ended
	December 31,		% Change
	2008	2009	2009 Over 2008
	(In millions)

Net sales	$660.5	$932.2	41%
Cost of goods sold	573.0	809.1	41%

Gross profit	87.5	123.1	41%
Selling, general and administrative expenses	44.3	60.9	37%
Intangible asset impairment	—	3.0	—
Interest expense, net	1.2	1.4	17%

Net income	$42.0	$57.8	38%

Net Sales

Net sales for the year ended December 31, 2009 was $932.2 million, as compared with $660.5 million for the year ended December 31, 2008, which represented a 41% increase. This increase was primarily due to a higher volume of sales during 2009. Our net sales were positively impacted by the net weighted average addition of 25 members to our sales force during 2009, or a 34% increase, and the resulting increased sales to existing customers and additional sales to new customers, primarily within the U.S. Army and the U.S. Air Force. Sales growth also resulted from the introduction of new products sold through multiple-award contracts during 2009. As a result, combined sales through our multiple-award TLS and former Prime Vendor contracts increased $181.5 million, over $104.8 million of which was related to the sale of expeditionary equipment and structures (which we began selling under these contracts in the first quarter of 2009), partially offset by a $15.5 million decrease in sales under our GEN III contract due to a one-time lapse in full funding of monthly kit shipments in January 2009. In addition, sales through our GSA federal supply schedules increased by $52.4 million, of which $20.9 million resulted from the sale of additional Escalation of Force Kits. In 2009, we also increased our commercial sales to defense contractors by approximately $42.0 million.

Gross Profit

Gross profit for the year ended December 31, 2009 was $123.1 million, as compared to $87.5 million for the year ended December 31, 2008, which represented a 41% increase. The increase in gross profit was primarily attributable to the increase in the volume of our sales. Gross profit as a percentage of net sales for 2009 remained relatively constant at 13.2%, as compared to 13.3% for 2008. Consistent with our business model, this was largely the result of improved gross profit as a percentage of net sales on sales of existing products and solutions. In particular, we experienced improvements on gross profit as a percentage of net sales under our GEN III contract, which were offset by lower gross profit as a percentage of net sales from the sale of new products, primarily expeditionary equipment and structures. For the year ended December 31, 2009, we had a weighted average total of 99 members in our sales force as compared to 74 for the year ended December 31, 2008. Our gross profit per weighted average sales representative was approximately $1,223,000 in 2009, as compared to $1,147,000 in 2008, due to expanded product offerings.

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2009 were $60.9 million, as compared with $44.3 million for the year ended December 31, 2008, which represented a 37% increase. This increase was primarily due to the increase in the volume of our sales and the related payroll, commissions, travel, freight and other expenses incurred from expanding our sales force and supporting infrastructure. SG&A expenses were 6.5% of net sales for the year ended December 31, 2009, down from 6.7% of net sales for the year ended December 31, 2008. This decrease was primarily a result of our ability to leverage our existing infrastructure and our customers paying for the freight costs in connection with sales of expeditionary equipment and structures. This decrease was partially offset by an increase in payroll and payroll taxes as a percentage of net sales.

Net Income

Net income for the year ended December 31, 2009 was $57.8 million, as compared with $42.0 million for the year ended December 31, 2008, which represented a 38% increase. This increase was attributable to the factors discussed above. Net income as a percentage of net sales for 2009 decreased to 6.2% as compared to 6.4% for 2008. Improvements in SG&A expenses as a percentage of net sales during 2009 were offset by the negative impact of a $3.0 million charge related to the write-off of certain intangibles in connection with the MAR-VEL acquisition. See “—Acquisition of MAR-VEL International, Inc.”

Liquidity and Capital Resources

General

Our primary liquidity needs are for working capital and capital expenditures. We have historically financed our operations through cash from operating activities and borrowings under our revolving credit facilities and expect that these will continue to be our principal sources of liquidity in the future. Based on our current level of operations, we believe that our cash flow from operations, available cash and available borrowings under our senior secured revolving credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our senior secured revolving credit facility in an amount sufficient to enable us to repay our indebtedness or to fund our other liquidity needs. See “Risk Factors—Risks Related to Our Common Stock.”

Our business and growth strategy has historically required only a modest amount of capital expenditures. In 2009, we spent $9.2 million on capital expenditures, primarily in connection with the purchase of our current headquarters, and in 2010 capital expenditures were $3.4 million, primarily in connection with the move to our new corporate offices and the construction of a warehouse. Our corporate offices and warehouse are each owned by related entities under the common ownership that are consolidated with ADS in our historical financial statements. See “Certain Relationships and Related Party Transactions.” We expect our capital expenditures to increase in 2011 to approximately $4.5 million (of which we have already invested $1.4 million during the three months ended March 31, 2011), primarily in connection with the construction of a warehouse.

Historically, a substantial portion of our sales have been shipped directly from our vendors. For the year ended December 31, 2010, approximately 51% of our net sales were from orders shipped directly from the vendor. While the remainder of our shipments go through our warehouse, only a small percentage are held in inventory without a customer order. This allows us to minimize capital requirements for merchandise inventory. We may experience future increases in merchandise inventory related to new single-award contracts, such as the increase in merchandise inventory that we experienced in 2007 in connection with the award of our GEN III contract.

Historically, our cash flow from operations has been relatively stable in relationship to our net sales as a result of the quality of our accounts receivable and the fact that only a small percentage of our net sales are generated from items held in inventory without a customer order. As of March 31, 2011, our allowance for doubtful accounts was $400,000. We expect this to continue for the foreseeable future, and as we experience growth in our net income, we expect our cash flow from operating activities to improve as well.

As a result of the refinancing transactions, and assuming the redemption of 35%, or $96.3 million, of our senior secured notes, the maximum amount permitted to be redeemed in connection with this offering under the senior secured notes indenture, annual interest expense on our senior secured notes will increase from historical interest expense by approximately $20.4 million. See “Prospectus Summary—Recent Transactions” and “—Liquidity and Capital Resources.”

ADS Tactical, Inc. is a holding company and all of our operations are conducted through our subsidiaries. Consequently, we rely on dividends or advances from our subsidiaries. The ability of such subsidiaries to pay dividends and our ability to receive distributions on our investments in other entities is subject to applicable local law. Such laws and restrictions could limit the payment of dividends and distributions to us.

A summary of operating, investing and financing activities are shown in the following table:

				Three Months
	Year			Ended
	Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(In millions)
				(unaudited)

Cash provided by operating activities	$15.9	$35.3	$31.7	$12.5	$31.8
Cash used in investing activities	(14.9)	(6.6)	(3.0)	(1.5)	(1.2)
Cash provided by (used in) financing activities	0.5	(29.5)	(27.3)	(11.1)	(31.5)

Net increase (decrease) in cash and cash equivalents	1.5	(0.8)	1.4	(0.1)	(0.9)
Cash and cash equivalents at the beginning of year	0.7	2.2	1.4	1.4	2.8

Cash and cash equivalents at the end of year	$2.2	$1.4	$2.8	$1.3	$1.9

As of March 31, 2011, we had $1.9 million in cash and cash equivalents and $54.0 million in working capital.

As of December 31, 2010, we had $2.8 million in cash and cash equivalents and $30.6 million in working capital.

Cash provided by operating activities.

For the three months ended March 31, 2011 our operating activities generated net cash of $31.8 million as compared to $12.5 million for the same period in 2010. This increase was primarily due to a $14.4 million decrease in inventory in the first three months ended March 31, 2011 as levels normalized due to the multiple camouflage patterns we carried during 2010 for a customer program. This compares to a $6.4 million build up of inventory in the first quarter of 2010 as we ramped up for the inception of a new program which began in the second quarter of 2010. In addition, accounts receivable decreased by $23.6 million for the three months ended March 31, 2011 as compared to a $10.5 million decrease for the same period in 2010. The fourth quarter accounted for 31% of sales for both years so a decline in receivables was expected in the first quarter. These increases were partially offset by a $7.8 million decrease in net income for the three months ended March 31, 2011 compared to the same period in 2010 primarily due to the refinancing transactions, additional interest expense and increased professional fees primarily incurred in connection with certain other financing transactions. In addition, there was a $13.0 million decrease in accounts payable in the first quarter of 2011 as compared to a $6.2 million decrease in the first quarter of 2010.

For the year ended December 31, 2010, our operating activities generated net cash of $31.7 million, as compared to $35.3 million for the year ended December 31, 2009. The $3.6 million decrease in net cash generated from operating activities was primarily due to an increase in net income of $20.4 million for the year ended December 31, 2009 compared to 2010, offset by an increase in inventories of $26.5 million for the year ended December 31, 2010 compared to an increase of $8.5 million for the year ended December 31, 2009. In addition, the year ended December 31, 2009 included a non-cash charge related to intangible asset impairment of $3.0 million. The comparable increases in accounts receivable and accounts payable for the years ended December 31, 2009 and 2010, were the result of increases in revenue and cost of goods sold for both periods.

For the year ended December 31, 2009, our operating activities generated net cash of $35.3 million, as compared to $15.9 million for the year ended December 31, 2008. The increase was primarily due to the increase in net income of $15.8 million during 2009. The increase in cash generated from operating activities was also the result of an increase in accounts payable of $32.1 million in 2009, offset by an increase in accounts receivable of $53.1 million during this period. The increases in accounts receivable and accounts payable were primarily the result of increases in sales and cost of goods sold and the timing of payments and collections.

Cash used in investing activities.

For the three months ended March 31, 2011, net cash used in investing activities was $1.2 million as compared to $1.5 million for the same period in 2010. In the first quarter of 2011, the costs were primarily related to construction costs associated with a new warehouse scheduled to open in the second quarter of 2011, whereas in the first quarter of 2010, the costs related to the build-out of the new corporate headquarters.

For the year ended December 31, 2010, net cash used in investing activities was $3.0 million, as compared to $6.6 million of net cash used in investing activities during the year ended December 31, 2009. The use of cash in 2010 was primarily due capital expenditures related to the move into our headquarters and the construction of our warehouse. For the year ended December 31, 2009, the $7.5 million purchase of our new headquarters, combined with $1.7 million in miscellaneous equipment purchases were somewhat offset by $2.1 million in repayment of advances to affiliated companies and stockholders.

For the year ended December 31, 2009, net cash used in investing activities was $6.6 million, as compared to $14.9 million of net cash used in investing activities during 2008. In 2009, we used $7.5 million of cash to purchase our existing headquarters and $1.7 million to fund other capital expenditures, and received $2.1 million from the repayment of advances to affiliated companies. In 2008, we used $4.7 million of cash to acquire MAR-VEL and $7.5 million for the purchase of a warehouse. In 2008, we also used $0.8 million to fund other capital expenditures and made advances of $1.9 million to affiliated companies.

Cash provided by (used in) financing activities.

For the three months ended March 31, 2011, net cash used in financing activities was $31.5 million as compared to $11.1 million for the same period in 2010. The refinancing transactions accounted for the majority of the financing activities in the first quarter of 2011. See “—Senior Secured Notes.” In addition, we paid $24.1 million on our senior secured revolving credit facility from cash generated by operating activities. During the three months ended March 31, 2010, we entered into a senior secured revolving credit facility. The proceeds from the senior secured revolving credit facility were used to repay our former revolving credit facility, to repay the remaining $9.0 million outstanding on our former term loan and to make a $50.0 million special distribution to stockholders.

For the year ended December 31, 2010, net cash used in financing activities was $27.3 million, as compared to $29.5 million during the year ended December 31, 2009. Net cash used in financing activities of $27.3 million in 2010 was a result of cash distributions to our stockholders of $129.0 million and repayment of debt of $14.3 million, offset primarily by borrowings of $118.5 million. In 2010, we borrowed $67.0 million under our senior secured revolving credit facility to repay our former revolving credit facility, $50.0 million under our term loan facility and $1.5 million under our construction loan related to our new warehouse. We repaid a former term loan with a payment of $9.0 million and made additional payments of $5.3 million on our term loan facility and property mortgages. The cash distributions to our stockholders of $129.0 million in 2010 included two special distributions totaling $98.6 million and distributions for taxes of $30.4 million.

For the year ended December 31, 2009, net cash used in financing activities was $29.5 million, as compared to net cash provided by financing activities of $0.5 million in 2008. In 2009, we incurred long-term debt of $6.4 million related to the purchase of our existing headquarters, incurred $1.6 million under our former revolving credit facility, made cash distributions of $33.2 million to our stockholders primarily relating to taxable income and made principal payments on long-term debt of $5.3 million. In 2008, we incurred long-term debt of $6.3 million related to the purchase of a warehouse, incurred $21.5 million under our former revolving credit facility, made cash distributions of $25.5 million to our stockholders primarily relating to taxable income and made principal payments on long-term debt of $3.1 million.

In April 2011, we made distributions to our stockholders of $5.7 million principally related to estimated taxes for the fourth quarter of 2010 and the first quarter of 2011, and in June 2011 we made distributions to our stockholders of $3.5 million principally related to estimated taxes for the second quarter of 2011. We will continue to make additional distributions related to taxable income each quarter until the consummation of this offering. In connection with this offering we will convert from a subchapter S corporation to a subchapter C corporation, and we expect to make a final distribution in the amount of approximately $0.7 million in connection with such conversion. Tax payments will no longer be distributed to stockholders and will be classified as cash provided by (used in) operating activities.

Senior Secured Revolving Credit Facility

On February 18, 2010, we refinanced our then-existing credit facility by entering into a $180.0 million senior secured revolving credit facility with an optional increase in commitments of up to $25.0 million, which we later amended on October 22, 2010 to permit us to enter into our term loan facility. In connection with the refinancing transactions, we amended and restated the senior secured revolving credit facility to, among other things, repay our term loan facility, provide for up to $200.0 million in borrowings with an optional increase in commitments of up to $50.0 million, and permit the offering of the senior secured notes and the distributions to our equity holders. The amended and restated senior secured revolving credit facility became effective concurrently with the completion of the offering of the senior secured notes. See “Description of Certain Indebtedness—Senior Secured Revolving Credit Facility.”

Borrowings under the senior secured revolving credit facility bear interest at a rate per annum equal to, at our option, either (a) with respect to base rate loans and swingline loans, a base rate determined by reference to the highest of (1) the prime rate of Wells Fargo Bank, National Association, (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00% or (b) with respect to Eurodollar rate loans, a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain eurocurrency liabilities established by the Federal Reserve Board, in each case plus an applicable margin ranging from 1.25% to 2.75%. At March 31, 2011, the applicable margin was 1.50%. Commencing with the completion of the first calendar quarter after June 30, 2011, the applicable margin for borrowings thereunder will be subject to adjustment each fiscal quarter, based on the average excess availability. Interest-only payments are due monthly.

As of March 31, 2011, we had $66.1 million drawn under the senior secured revolving credit facility. After taking into account borrowing base limitations and outstanding letters of credit, we would have had commitments under the senior secured revolving credit facility available to us of $83.9 million. As of March 31, 2011, we had $6.7 million letters of credit outstanding.

The borrowing base for the senior secured revolving credit facility at any time is expected to equal the (a) sum of 90% of eligible government accounts receivable, plus 85% of eligible commercial accounts receivable, plus the lesser of (i) 65% of the value of eligible inventory, (ii) 85% of the net recovery percentage of the value of eligible inventory and (iii) $80.0 million and minus (b) reserves established and modified from time to time.

Our senior secured revolving credit facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to incur additional indebtedness and alter, modify or make payments on certain indebtedness; incur additional liens; make investments, including: purchase of obligations or securities, capital contributions, loans, deposits, guarantees, or acquisitions; consolidate, merge, dissolve or liquidate; pay dividends on our or our subsidiaries’ capital stock or redeem, repurchase or retire such capital stock or our other indebtedness; create restrictions on the payment of dividends or other amounts to us; engage in transactions with our affiliates; make accounting changes or amendments to organizational documents; modify material contracts; alter the business we conduct; and sell or transfer assets, including capital stock of our subsidiaries.

Each of the covenants limiting dividends and other restricted payments, investments, loans and acquisitions, incurrence of unsecured debt, and prepayments or redemptions of certain indebtedness are expected to permit the restricted actions so long as certain payment conditions are satisfied, including certain specified excess availability and fixed charge coverage tests. In addition, we are required to maintain, on a monthly basis, a fixed charge coverage ratio of not less than 1.1 to 1.0 if either an event of default has occurred and is continuing or the undrawn availability under our senior secured revolving credit facility is less than 12.5% of our aggregate commitment, which requirement shall no longer apply after such conditions cease to apply for a period of 90 days. The senior secured revolving credit facility contains certain customary representations and warranties, affirmative covenants and collateral reporting and covenants. Prior to the effectiveness of the amended and restated senior secured revolving credit facility, as of March 31, 2011, we were in compliance with all covenants. Noncompliance with certain covenants in the senior secured revolving credit facility, including the failure to meet the ratio described above, would result in an event of default as defined in the senior secured revolving credit facility, which could result in the acceleration of all amounts outstanding under the senior secured revolving credit facility and/or a termination of the commitments thereunder. An event of default under the senior secured revolving credit facility will also result in a cross-default under the senior secured notes indenture.

We are required to make prepayments under the senior secured revolving credit facility at any time when and to the extent that, the aggregate amount of outstanding loans and letters of credit under our senior secured revolving credit facility exceeds either the borrowing base or the aggregate commitments of the lenders. See “Description of Certain Indebtedness.”

Senior Secured Notes

On March 25, 2011, we issued $275.0 million of 11% senior secured notes due April 1, 2018. Interest on the senior secured notes is payable on April 1 and October 1 of each year. The proceeds from the offering of the senior secured notes, along with amounts drawn from our senior secured revolving credit facility, were used (1) to make a distribution of $217.1 million to our stockholders, (2) to repay our term loan facility, (3) to pay the transaction bonuses and (4) to pay related transaction fees and expenses, including discounts and commissions to the initial purchasers of the senior secured notes. See “Prospectus Summary—Recent Transactions.”

The senior secured notes are secured by a first-priority lien (subject to certain exceptions and permitted liens) on certain fixed and intangible assets, capital stock of certain subsidiaries, certain intercompany loans held by us and the guarantors of the senior secured notes, proceeds of the foregoing, in each case held by us and the guarantors of the senior secured notes. The senior secured notes are also secured by a second-priority lien (subject to certain exceptions and permitted liens) on all accounts (other than certain notes accounts), instruments, chattel paper and other contracts evidencing such accounts, inventory, certain investment property, cash (other than cash proceeds of the collateral first-priority lien on the senior secured notes), general intangibles and instruments related to the foregoing and proceeds of the foregoing, in each case held by us and the guarantors of the senior secured notes.

Prior to April 1, 2015, the senior secured notes may be redeemed in part or in full at a redemption price equal to 100% of the principal amount of the senior secured notes, plus a make-whole premium calculated in accordance with the senior secured notes indenture and accrued and unpaid interest, if any. In addition, prior to April 1, 2014, up to 35% of the original principal amount of the senior secured notes (including any additional notes issued under the senior secured notes indenture) may be redeemed with the net proceeds of certain equity offerings completed before April 1, 2014 at 111%, provided that after giving effect to such redemption, not less than 50% of the senior secured notes remain outstanding. On or after April 1, 2015, the senior secured notes may be redeemed in part or in full at the following percentages of the outstanding principal amount prepaid: 108.250% prior to April 1, 2016; 105.500% on or after April 1, 2016, but prior to April 1, 2017; and 100% on or after April 1, 2017. In the event of a “Change in Control,” as defined in the senior secured notes indenture, the company will be required to offer to repurchase the senior secured notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. In addition, the company will be required to offer to repurchase the senior secured notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, with net proceeds, as defined in the senior secured notes indenture, from certain asset sales including collateral securing the senior secured notes as defined under the senior secured notes indenture, if such proceeds have not otherwise been used in certain specified manners within 365 days of the date of the asset sale.

The senior secured notes indenture contains customary covenants and restrictions on the activities of us and our restricted subsidiaries, including, but not limited to, our ability to incur additional indebtedness; pay dividends or make distributions or redeem our capital stock; pay or redeem or purchase certain indebtedness; make certain loans and investments; sell assets; create liens on certain assets to secure debt; enter into agreements restricting our subsidiaries’ ability to pay dividends; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and engage in transactions with affiliates. Certain of these covenants will be suspended if the senior secured notes are assigned an investment grade rating by both Standard & Poor’s Rating Services and Moody’s Investor Service, Inc. and no default has occurred or is continuing. If either rating on the senior secured notes should subsequently decline to below investment grade, the suspended covenants would be reinstated. We were in compliance with our financial covenants at March 31, 2011.

The senior secured notes will not be registered under the Securities Act. See “—Description of Certain Indebtedness.”

Term Loan Facility

On October 22, 2010, we entered into the term loan facility with Wells Fargo Bank, National Association as administrative agent. On March 25, 2011, we fully repaid the term loan facility with a portion of the proceeds from the offering of our senior secured notes. See “Prospectus Summary—Recent Transactions.”

The term loan facility provided for a total commitment of $50.0 million in a single borrowing. The proceeds from the borrowing under the term loan facility were used to fund permitted dividends and cover related transaction costs, including a cash distribution of approximately $48.6 million to our principal stockholders, which was distributed on October 22, 2010.

The term loan facility was scheduled to mature on February 18, 2013 and bore interest at variable rates based on the Eurodollar rate or the bank’s base rate plus an applicable margin of 4.00% and 3.00%, respectively. Interest on the Eurodollar rate loan was payable on the last day of each applicable interest period, while interest on the bank’s base rate loan was payable monthly in arrears not later than the first day of each calendar month.

Guarantees

As of March 31, 2011, we guaranteed debt in the amount of $8.5 million incurred by one of our affiliates and debt in the amount of $6.1 million incurred by another of our affiliates. The financial statements of both of these affiliates have been consolidated with our financial statements. We no longer guarantee the debt of either of these affiliates. As of March 31, 2011, we also guaranteed two mortgages totaling $2.0 million related to office and warehouse space that we lease. We no longer guarantee either of these mortgages. For more information, please see “Certain Relationships and Related Party Transactions” and the consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Significant Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and net sales and expenses during the periods reported. The following accounting policies involve “critical accounting estimates” because they are particularly dependent on estimates and assumptions made by management about matters that are highly uncertain at the time the accounting estimates are made. In addition, while we have used our best estimates based on the facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period. Changes in the accounting estimates we used are reasonably likely to occur from period to period, which may have a material impact on the presentation of our financial condition and results of operations. We review these estimates and assumptions periodically and reflect the effects of revisions in the period that they are determined to be necessary. For further information on all of our significant accounting policies, please see note 2 of the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We derive revenue primarily from the sale and distribution of tactical and operational equipment. In order for revenue and the related cost of sales from product sales to be recognized there must be (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred, (iii) the price to the buyer is fixed or determinable and (iv) collectability of the related receivable is reasonably assured. Revenue is recognized depending on the specific terms of the arrangement: either at the point of shipment for those sales under FOB shipping point terms, or when it is received by the customer for sales under FOB destination terms. For those transactions that are shipped at or near the end of the reporting period for which the sales terms are FOB destination, we confirm receipt of the shipment, and if delivery has not occurred, then the revenue is not recognized. We evaluate whether it is appropriate to record product sales and related costs on a gross or net basis in accordance with ASC 605-45, Principal Agent Considerations. Management uses judgment in this consideration, including whether we are primarily obligated in a transaction, subject to inventory risk, has latitude in establishing prices and suppliers, and other factors or indicators that support the determination of whether we have acted as a principal or agent in the related transaction. Shipping and handling costs billed to customers are included in sales. Many of our products are purchased to meet customer specifications, and customer arrangements do not typically involve post-installation or post-sale testing and acceptance. There is no significant variation in sales terms geographically, or among product lines and industries.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The majority of our accounts receivable is due from federal, state, and local government agencies. Credit is extended based on an evaluation of a customer’s financial condition. We do not require collateral from our customers. Accounts receivable are generally due within 30 to 90 days and are stated at amounts due from customers, net of allowances for doubtful accounts, when management has determined that the balance is not fully collectible. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. We determine the need for an allowance for doubtful accounts by considering the customer’s financial condition, the current receivables aging, and current payment patterns. We review on a quarterly basis the need for an allowance for doubtful accounts, which represents our best estimate of the amount of probable credit losses in our existing accounts receivable. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. If the financial condition of our customers were to deteriorate beyond our estimates, resulting in an impairment of their ability to make payments, we would be required to reserve and write off additional accounts receivable balances, which would adversely impact our net earnings and financial condition. Actual uncollectible accounts could exceed our estimates, and changes to our estimates will be accounted for in the period of change. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to our customers. At December 31, 2010, we recorded a $400,000 allowance in connection with one of our accounts receivable. At March 31, 2011, our allowance for doubtful accounts was $400,000 and we expect to fully collect substantially all other accounts receivable.

Inventory

Inventories consist of tactical and operational equipment produced and manufactured by other parties and are stated at the lower of cost or market. Cost is determined by the first-in, first-out basis. For purposes of analyzing the lower of cost or market, market is current replacement cost.

We make purchasing decisions principally based upon firm sales orders from customers, the availability and pricing of finished products from our vendors, and projected customer requirements. Future events that could adversely affect these decisions and result in significant charges to our operations include slowdown in customer demand, customer delay in the issuance of sales orders, miscalculation of customer requirements, loss of customers and/or cancellation of sales orders and sales contracts. We consider the need for inventory reserves related to obsolescence and unusable items on a continual basis.

Market conditions surrounding products are also considered periodically to determine if there are any net realizable valuation matters, which would require a write-down of any related inventories. If market conditions change, it may be necessary for inventory reserves and write-downs, which would be accounted for in the period of change. Cash flows from the purchase and sale of inventory are included in cash flows from operating activities.

Long-Lived Assets

We account for the impairment of long-lived assets and amortizable intangible assets in accordance with standards for accounting for the impairment or disposal of long-lived assets. Long-lived assets, such as property, and equipment, and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management assesses the recoverability of long-lived assets whenever events or changes in circumstance indicate that the carrying value may not be recoverable.

Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. Other factors could include, among other things, quoted market prices, or other valuation techniques considered appropriate based on the circumstances. If these estimates or related assumptions change in the future, an impairment charge may need to be recorded. Impairment charges would be included in our consolidated statements of operations, and would result in reduced carrying amounts of the related assets on our consolidated balance sheets.

Contingencies and Litigation

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Such accruals are adjusted as further information develops or circumstances change.

We periodically assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use our best judgment to determine if it is probable that we will incur an expense related to a settlement for such matters and whether a reasonable estimation of such probable loss, if any, can be made. Given the inherent uncertainty related to the eventual outcome of litigation, it is possible that all or some of these matters may be resolved for amounts materially different from any estimates that we may have made with respect to their resolution.

Recent Accounting Developments

As part of the transition to the Financial Accounting Standards Board Accounting Standards Codification, or “FASB ASC,” plain English references to the corresponding accounting policies are provided, rather than specific numeric ASC references. The ASC identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with the U.S. generally accepted accounting principles. The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. There was no impact on the consolidated balance sheets, statements of income, or cash flows upon the adoption of the ASC.

In June 2009 the FASB issued updated guidance, which amends guidance for determining whether an entity is a variable interest entity, or “VIE,” and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. This guidance is effective for the first annual reporting period that begins on January 1, 2010, with early adoption prohibited. The adoption of this guidance did not have a material impact on the company’s consolidated financial statements.

In May 2009, the FASB issued updated guidance to establish general standards of accounting for and disclosure of subsequent events. This guidance, as amended, renames the two types of subsequent events as recognized subsequent events or nonrecognized subsequent events and modifies the definition of the evaluation period for subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. This will require non-public entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. The company adopted this guidance during 2009. The adoption of this guidance did not have a material impact on the company’s consolidated financial statements.

Effect of Inflation

Most of our sales are generated from purchase orders under IDIQ contracts that are to be performed within 90 days. Some of our sales under our single-award IDIQ contracts contemplate deliveries over a period of six to 12 months at pre-determined prices (subject, in some cases, to price escalation provisions). We have generally been able to anticipate increases in costs when pricing the products and related services we offer under these contracts. For commitments to deliver items over a longer period of time, such as through our single-award IDIQ contracts, we have often been able to negotiate annual price escalator provisions as part of the arrangement to preserve our margins. Consequently, net income as a percentage of net sales has not been significantly impacted by inflation. There can be no assurance, however, that our sales or operating results will not be impacted by inflation in the future.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into or disclosed on our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table reflects our contractual obligations and commercial commitments as of December 31, 2010. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires our performance pursuant to a funding commitment.

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
			(In thousands)

Long-term debt(1)(2)	$58,638	$21,065	$24,933	$787	$11,853
Operating leases(3)	1,956	703	767	486	—
Capital leases(4)	32	32	—	—	—
Interest on long-term debt(5)	16,598	2,318	2,346	1,610	10,324
Line of credit(6)	90,155	90,155	—	—	—

Total	$167,379	$114,273	$28,046	$2,883	$22,177

(1)	Long-term debt includes obligations for (a) our corporate headquarters in Virginia Beach, VA, which is owned by Tactical Office, LLC, a related entity under common ownership that is consolidated with ADS in our historical financial statements, and (b) our kitting facility in Virginia Beach, VA, which is owned by Tactical Warehouse, LLC, a related entity under common ownership that is consolidated with ADS in our historical financial statements. See “Certain Relationships and Related Party Transactions” and notes 6, 10 and 11 to our consolidated financial statements.

(2)	Long-term debt as of December 31, 2010 includes our term loan facility, which was repaid on March 25, 2011 with the proceeds from the sale of our senior secured notes. See “Prospectus Summary—Recent Transactions.”

(3)	Operating leases includes lease obligations for our main warehouse in Virginia Beach, VA, our warehouse in San Diego, CA and an office and warehouse in Pennsauken, NJ.

(4)	Capital leases includes lease obligations for hardware and software equipment at our facilities in Pennsauken, NJ.

(5)	Includes interest on our term loan facility with estimated interest payments at 4.3%, which represents the weighted average interest rate paid during 2010, as well as interest on other long-term debt and capital leases. This term loan was repaid on March 25, 2011 with the proceeds of our senior secured notes.

(6)	Line of credit consists of our senior secured revolving credit facility. Does not include interest payments on the senior secured revolving credit facility, which bears interest at a variable rate. We estimate that annual interest payments of $3.6 million would be required based on a weighted-average interest rate of 4% paid during 2010, including a commitment fee, assuming outstanding borrowings of approximately $90 million, which we expect to change in the future as additional borrowings become necessary. Actual interest may vary. See “—Liquidity and Capital Resources—Senior Secured Revolving Credit Facility.”

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2010 on an as adjusted basis to give effect to the refinancing transactions that we completed in March 2011 and to the redemption of 35%, or $96.3 million, of our senior secured notes, as if they had occurred on December 31, 2010, but does not give effect to any repayment of our senior secured revolving credit facility with proceeds of this offering.

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
			(In thousands)

As adjusted long-term debt:
Senior secured notes	$178,750	$—	$—	$—	$178,750
Other long-term debt	13,638	295	703	787	11,853
Operating leases(1)	1,956	703	767	486	—
Capital leases(2)	32	32	—	—	—
Interest on long-term debt(3)	152,058	20,455	41,019	40,935	49,649
Line of credit(4)	93,155	93,155	—	—	—

Total	$439,589	$114,640	$42,489	$42,208	$240,252

(1)	Includes lease obligations for a warehouse in Virginia Beach, VA, a warehouse in San Diego, CA and an office and warehouse in Pennsauken, NJ.

(2)	Includes lease obligations for hardware and software equipment at our facilities in Pennsauken, NJ.

(3)	Includes interest on our senior secured notes as well as interest on our other long-term debt and capital leases.

(4)	Includes amounts drawn at the closing of the issuance of our senior secured notes to pay certain fees and expenses in connection with the refinancing transactions. Does not include interest payments on the senior secured revolving credit facility, which bears interest at a variable rate. We estimate that annual interest payments of $3.7 million would be required based on a weighted-average interest rate of 4% paid during 2010, including a commitment fee, assuming outstanding borrowings of approximately $93 million, which we expect to change in the future as additional borrowings become necessary or repayments are made.

Qualitative and Quantitative Disclosure about Market Risk

Our exposure to market risk relates to changes in interest rates for borrowings under our senior secured revolving credit facility. These borrowings bear interest at variable rates. Based on the amount outstanding under our senior secured revolving credit facility on March 31, 2011, a hypothetical one percentage point increase in interest rates would increase our annual interest expense by approximately $0.7 million. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

BUSINESS

Our Company

We believe we are a leading provider of value-added logistics and supply chain solutions specializing in tactical and operational equipment, based on 2010 sales. We drive sales between a fragmented base of vendors and a decentralized group of customers by tailoring our solutions to meet their needs. Most of our over 4,000 active customers (in the past 24 months) are within the Department of Defense and the Department of Homeland Security. We consider each party that has the ability to choose between different products and initiates a purchase requisition within the Department of Defense, the Department of Homeland Security and other domestic and foreign government agencies to be a separate customer, although such party may not be the party that awards us the purchase order for the products. Our business model is adaptable and scalable to serve other domestic and foreign government agencies. Through our vendor network, we offer our customers access to over 160,000 items, which we combine with our broad suite of value-added supply chain management services. We leverage our established supply chain management and government procurement expertise to develop and strengthen key customer and vendor relationships.

Our customers need the products we offer for ongoing training and to be prepared for a variety of peacetime operations and missions at home and abroad. The products we offer include apparel, expeditionary equipment, optical equipment, communications equipment, emergency medical supplies, lighting, eyewear and other items from approximately 1,400 active vendors (in the past 24 months) such as Camelbak, Hunter Defense Technologies, L-3 Communications, Oakley and SureFire. Most of the products we distribute require regular replacement due to wear and tear and technological advancements. We combine the distribution of our products with our value-added supply chain management services, which include kitting and assembly, custom sourcing, training, product research and development and quality assurance and quality management systems. Our flexible operating model allows us to maintain an asset-light, low-inventory, scalable business. For example, for the year ended December 31, 2010, approximately 51% of our net sales were from orders shipped directly from the vendor.

Many of our dedicated and knowledgeable 185-person sales force are former military personnel who understand the changing nature of 21st century security threats and the mission requirements of our customers. The members of our sales force utilize their first-hand understanding of our customers’ needs and requirements and the products we offer to help our customers select the best available products and supply chain management services for their needs. The members of our sales force then draw on their training in and experience with the government procurement process to execute these purchases through our comprehensive portfolio of contractual procurement vehicles.

We seek to be a critical partner to each of our customers and vendors. Our value proposition is driven by the combination of three key factors:

•	Deep-Rooted Customer Relationships. Our customers benefit from our knowledge of, and our ability to provide access to, a wide variety of products and services, which we aim to deliver on time and within budget. By utilizing our logistics solutions and access to our broad portfolio of contractual procurement vehicles, our customers may save time and money, which generates repeat business and fosters deep relationships with our customers.

•	Strategic Vendor Alliances. Our vendors are able to leverage our experienced sales force, product knowledge, customer relationships and access to contractual procurement vehicles to drive demand for their products and reach a customer base that may otherwise be difficult for them to access independently.

•	Broad Portfolio of Contractual Procurement Vehicles. Our contractual procurement vehicles provide multiple channels through which our customers can purchase, and our vendors can sell, any of the over 160,000 items we offer without the need for time-consuming individual contracts or open-market bid processes. Our contractual procurement vehicles give our vendors access to customers they may not independently have and enable the U.S. government to realize increased procurement efficiencies.

We believe our value proposition has allowed us to drive the growth in demand for the products and related services we offer while building upon the strength of our market position, as evidenced by the compound annual growth rate of our net sales, net income and EBITDA from 2006 to 2010 of 61%, 84% and 80%, respectively.

Our Market Opportunity

We believe our addressable market is approximately $100 billion, of which our current market share is approximately 1%. Our primary customers include U.S. government agencies whose funds come from, among other sources, the Readiness & Support portion of the Operation & Maintenance budget, which is allocated from the larger Department of Defense base budget. According to information contained in the Department of Defense Fiscal Year 2011 Budget Request and annual budget press releases from the Department of Defense, the Operations & Maintenance base budget and the Department of Defense base budget have grown at approximately the same compound annual growth rate of 6% from 2005 to 2010. According to the Department of Defense’s 2012 budget projections, from 2011 through 2016, the Operations & Maintenance budget’s share of the total Department of Defense base budget is expected to increase, with an expected compound annual growth rate of approximately 5%, compared to approximately 2% for the Department of Defense base budget. We believe the Operation & Maintenance budget is stable and growing because it funds ongoing military readiness and training and thus is not driven by active and ongoing conflicts.

The need for our capabilities and services developed over the last decade, when rapid changes in technology, equipment and security threats drove the U.S. government to shift away from standardized products and equipment built to government specifications, towards readily available, commercial off-the-shelf products and equipment. Over the same period, the Department of Defense has enabled increased procurement authority at the unit level by providing increased access to flexible contractual procurement vehicles. The increasing variety of missions, both of conventional forces as well as special operations forces, has encouraged commanders to utilize their discretionary budgets to acquire more specialized equipment.

Further, the consumable nature of the products our customers buy from us drives reliable and consistent demand. Our customers subject these products to steady wear and tear, necessitating regular replacement. Constant technological innovations also force new developments, rendering current products obsolete and generating demand for new and advanced products.

Concurrently with the shift in approach to procurement, the needs of the U.S. military and the nature of modern warfare have also changed. The demands of recent engagements have shifted the Department of Defense’s focus away from developing large-scale weapons platforms for use in conflicts with other major world powers and towards equipping personnel to engage in ground-based, irregular warfare against asymmetric threats. In addition, the role of the U.S. military is expanding beyond the scope of its traditional national defense function. We believe that the following trends will increase the demand for our tactical and operational equipment and value-added supply chain management services:

•	Continuous Commitment to Operational Readiness and Troop Modernization. To maintain a constant state of operational readiness, the recently implemented Army Force Generation model rotates units between three levels of deployment readiness—preparation, eligible, and available. The model ensures that approximately one-third of active-duty units and one-fifth of reserve units are available to deploy each year, regardless of whether the United States is at war. As new units rotate into each level of readiness, they are issued new and modernized equipment, creating a continuous need for tactical and operational equipment.

•	Broader Array of Mission Objectives. Increasingly, the branches of the U.S. military are called upon to undertake missions beyond the scope of their traditional national defense functions, such as assistance with disaster relief, border patrol and nation-building. These non-traditional missions, especially disaster relief, demand sustained operational readiness because they arise unexpectedly in response to natural or manmade disasters, such as the earthquake in Haiti in January 2010 or the recent earthquake and tsunami in Japan. Each of these added functions requires the use of new and different tactical and operational equipment.

•	Need for Tightly Integrated and Specialized Equipment. The Department of Defense is focused on ensuring that each soldier is properly equipped with state-of-the art equipment. To increase the effectiveness and safety of soldiers, the Department of Defense has increased its average spend-per-soldier on equipment from approximately $2,000 per soldier during World War II to approximately $19,000 during the Global War on Terror (2001-2008) (adjusted to 2009 dollars based on the consumer price index). This trend is expected to continue, as the Department of Defense projects that the amount spent on equipment per soldier will increase substantially in the future.

•	Need for Increased Manpower to Counter Asymmetrical Threats. The threat of simultaneous, irregular conflicts requires significant numbers of trained and properly equipped troops ready to deploy on short notice. To counter these threats the U.S. Army and Special Forces have grown their troop levels since 2005. As of September 2009, the estimated total U.S. military troop levels increased to more than two million people, of which approximately 10% were deployed on active missions. We expect that growth to continue upon approval of the 2012 budget, as evidenced by the 2012 proposed budget.

•	Increasing Importance of Expeditionary Warfare Units. The structure of the U.S. Army was reorganized in 2004 from divisions into expeditionary warfare units, called Brigade Combat Teams, to increase its effectiveness. The U.S. Navy and the U.S. Air Force also currently have similar expeditionary warfare units. Expeditionary warfare units are mobile and self-sufficient, operate away from established bases and are able to deploy quickly. Maintaining an expeditionary warfare unit’s high level of mobility, operational readiness, and self-sustainability requires a significant amount of tactical and operational equipment that is frequently updated and replaced.

As these trends continue, we believe the market opportunity for the products and related services we offer will continue to expand. As the U.S. military continues to decentralize its approach to procurement and increase the amount of the overall defense budget allocated to tactical and operational equipment for each soldier, we believe we can continue to expand our sales over time, notwithstanding fluctuations in military spending.

Our Competitive Strengths

We believe we have an attractive and proven business model that allows us to connect a fragmented base of vendors and a decentralized group of over 4,000 active customers (in the past 24 months), effectively providing our customers an outsourced solution for their equipment needs. We have leveraged the over 160,000 items we offer, our value-added supply chain management services, our experienced sales force and our broad portfolio of contractual procurement vehicles to drive our recent growth, as evidenced by the compound annual growth rate in our net sales of 61% from 2006 to 2010.

The following competitive strengths differentiate us from our competitors and are critical to our continued success:

•	Deep-Rooted Customer Relationships. We aim to be a one-stop-shop for our customers’ tactical and operational equipment needs by streamlining the procurement process and providing value-added supply chain management services. As a result of our knowledge, experience, value-added services and excellent customer service, many of our customers have come to depend on us to manage the procurement process for them and to introduce them to new products and provide insight as to those products best-suited to their particular needs. We believe that our ability to establish, sustain and grow these relationships would be difficult and expensive for any one competitor to replicate.

•	Value-Added Supply Chain Solutions. We are able to effectively manage and coordinate a fragmented supply chain to provide complete and timely delivery of products to our customers at attractive prices. We tailor our services to provide efficient and compelling solutions to meet our customers’ needs and requirements. We have enhanced our customer relationships by reducing complexities and increasing efficiencies in their procurement processes, which we believe makes us a critical partner to our customers.

•	Scalable Infrastructure. In recent years, we have made key strategic investments in both personnel and infrastructure to build a scalable business that can support continued rapid growth. Our recent investment in scalable infrastructure and operations, such as Oracle Enterprise Resource Planning, gives us the capacity to build upon our past performance with minimal future capital expenditures. Our Special Operational Logistics & Visibility Solution, or “SOLVS,” system provides our customers with advanced supply chain technology, ensuring that we are able to meet their needs in the best manner available. As a result of our asset-light operating model, we generate significant free cash flow and have relatively low capital expenditures and working capital requirements. For example, for the year ended December 31, 2010, approximately 51% of our net sales were from orders shipped directly from the vendor.

•	Extensive Vendor Relationships and Preferred Vendor Program. We are the primary avenue into the government sales channel for many of our vendors as a result of our familiarity with the complexities of government procurement and our access to customers in U.S. government agencies. As a result, new vendors seek to establish relationships with us, allowing us to continue to expand the breadth of products we offer, which is critical to our customer base. In response to this dynamic, we developed a preferred vendor program to further enhance certain vendor relationships, while allowing us to benefit from preferential terms and support. Our vendors seek to grow the amount of business they do with us because of our ability to increase their sales, provide them with insightful customer product feedback and facilitate new product introductions, and we are able to competitively bid on opportunities as a result of the preferential terms and support we receive from our preferred vendors.

•	Broad Portfolio of Contractual Procurement Vehicles. Our access to a broad portfolio of contractual procurement vehicles makes the sale and procurement process easier and faster for both our customers and our vendors. We use the term “contractual procurement vehicle” to refer to a type of government contract that is awarded to a limited number of suppliers, authorizing those suppliers to compete for specific purchase orders from different government entities. Contractual procurement vehicles do not commit the government to buy a set amount of goods or services, but instead, allow the supplier to sell certain goods or services to the government under the particular contract it holds. Because we have already qualified for a number of contracts, we are able to quickly and easily bring incremental supply online by utilizing multiple vendors to meet demand. Our extensive contract portfolio facilitates the procurement process, providing a strong incentive for customers and vendors to utilize us as one of their leading partners. Obtaining the type of contractual procurement vehicles used by our customers requires a demonstrated track record of past performance, which makes our portfolio of contractual procurement vehicles difficult to replicate.

•	Experienced Sales Force. A substantial portion of our sales personnel has extensive military experience. Our sales representatives’ experience and understanding of our customers is enhanced by their deep product knowledge, expertise with contractual procurement vehicles and broad access to products and vendors. Their comprehensive capabilities, including the valuable feedback regarding products they are able to provide to both customers and vendors, and their ability to identify suitable contractual procurement vehicles, enhance our key relationships while ensuring superior customer service. The ability of our sales force to recommend and provide the appropriate product while identifying and offering suitable contractual procurement vehicles is difficult and costly to replicate.

•	Dedicated and Capable Management Team. With substantial operational experience and functional knowledge, our senior management team has successfully led the formation and development of our business model. Our senior leadership has been together since 2004 and overseen significant growth in our net sales and EBITDA. In addition, our Chief Executive Officer, Chief Operating Officer and one of our directors, R. Scott LaRose, are among our largest stockholders, beneficially owning common stock representing an aggregate of 100% of our outstanding equity as of March 31, 2011 and approximately 78% of our outstanding equity giving pro forma effect to this offering, respectively.

Our Growth Strategy

We strive to meet the constantly changing needs of our customers by providing them with access to the commercial off-the-shelf products best suited to their specific needs and combining them with our innovative, value-added supply chain management services. Key elements of our growth strategy include:

•	Further Penetrate our Primary Customer Base. Our primary customer base is fragmented and characterized by a decentralized procurement process. Our sales force currently calls on only a small percentage of the purchasing decision makers at both the program and unit levels of the U.S. military. We expect to increase sales to our existing customers and add new customers within our primary customer base using the following key growth strategies:

•	Continue to Expand our Sales Force. Our ability to penetrate our existing customer base is directly correlated to the size of our sales force. Once a member of our sales force calls upon a particular military unit, we typically have won business from that battalion or unit. To further increase our level of penetration, we intend to expand the size of our sales force. In the first three months of 2011, we increased the overall size of our sales force by 19 representatives, representing a 11% increase from 2010 fiscal year end. With additional sales representatives, we believe we can replicate our prior unit-level successes in those currently underserved units.

•	Expand our Product Offerings. We continue to expand the breadth of our product offerings as we strive to meet the constantly changing needs of our customers. For example, we recently introduced medical products; tools; maintenance, repair and operations products; and expeditionary equipment, such as tents. Our sales force provides our customers with valuable product knowledge while continuously evaluating our customers’ needs in order to design solutions to meet those needs and drive demand for the products and related services we offer. We then work directly with our vendor partners to increase the breadth and quality of our available product lines specifically based on our customers’ needs. This approach is designed to ensure that we offer the latest and best available commercial off-the-shelf products. We believe that our business model provides us the opportunity to easily expand our product offerings to include additional operational items needed by our existing customers.

•	Increase Demand for our Value-Added Supply Chain Solutions. We intend to further develop and drive demand for our customer-centric, value-added supply chain solutions and to focus on expanding our kitting and assembly and large integration programs. Our solutions, such as integrated kits containing all of the necessary equipment for a particular mission, increase the readiness and effectiveness of our customers. We believe the significant operational benefits that our customers realize through these solutions will increase demand for the products and related services we offer.

•	Increase the Number, Size and Scope of our Contractual Procurement Vehicles. In order to enhance the flexibility provided by our existing portfolio of contractual procurement vehicles, we will continue to compete strategically for new contractual procurement vehicles. We are actively pursuing a number of opportunities to obtain contractual procurement vehicles that are currently in the development stage, which we believe will supplement and enhance our existing portfolio of contractual procurement vehicles and increase the breadth of our product offerings. We also intend to continue to pursue large-scale system integration programs, including custom-sourcing solutions similar to our GEN III and FREE programs.

•	Add New Categories of Customers Outside of our Traditional Markets. We have achieved a leading position within our customer base by prioritizing customer service and striving to deliver the best available value to every customer. We believe that we are well positioned to forge new relationships by targeting potential customers that we do not currently serve or who are not yet material to our operations, including the Department of Homeland Security and other federal agencies. Furthermore, we believe there are opportunities to provide the products and related services we offer in the U.S.-assisted equipping of allied foreign militaries and security services.

•	Pursue Selected Acquisitions. We may supplement our organic growth by pursuing selected acquisitions aimed at augmenting our contractual procurement vehicle portfolio, broadening and diversifying our customer base, expanding our product offerings and vendor network or increasing our geographic presence.

Our Corporate Structure

We are a holding company and all of our operations are conducted through our subsidiaries. The following chart summarizes our corporate structure:

We also do business with certain related parties and other affiliated companies. We analyzed each of these entities to determine whether they are a VIE and, if so, whether they should be consolidated in our financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Developments,” “Principal and Selling Stockholders,” “Certain Relationships and Related Party Transactions” and notes 10 and 11 of the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus. The following chart sets forth the ownership structure of our variable interest entities:

Supply Chain Management Services

We drive supply chain efficiencies by consistently and critically monitoring the procurement process for areas of improvement. The result is a lower cost solution with greater flexibility and faster delivery times. We ship our products primarily through third parties, with approximately 51% of our net sales for the year ended December 31, 2010 from orders shipped directly from the vendor. As a result of our supply chain expertise, we are often selected to serve as the lead integrator on large integration programs, with full decision-making authority over the entire supply chain, including selection and management of the vendors that provide each component product. Our logistics solutions address every aspect of the supply chain, including sourcing, distribution, shipment tracking and on-time delivery.

The order flow chart below illustrates the operational efficiency we provide through our supply chain management services:

We have developed a comprehensive suite of value-added supply chain management services that streamline our customers’ procurement processes. We integrate these services into the products we distribute to provide efficient and compelling solutions tailored to the unique needs of our customers.

Kitting and assembly

We leverage the extensive knowledge of our sales force and our broad product offerings to design customized, field-ready kits comprised of multiple, hand-selected products that are best suited for the specific operations of our end-users. This process, which we refer to as kitting, simplifies the procurement process by allowing our customers to source many products simultaneously from us, rather than from numerous separate manufacturers using multiple individual purchase orders. We have an experienced team of kitting and assembly experts that ship kits quickly upon receipt of the component parts, which results in minimal inventory balances. The value proposition of our kitting and assembly solution has fostered strong demand from our customers.

An example of one of our kits is the Escalation of Force Kit, which we developed in partnership with the Rapid Equipping Force of the U.S. Army. The Escalation of Force Kit consists of items, such as a voice response translator and portable speed bumps, that are utilized at vehicle checkpoints at home and abroad.

Custom sourcing solutions

In conjunction with our preferred vendors, we manage the process to produce textile-based products, including apparel, load bearing systems and sleep systems, such as sleeping bags, liners and inflatable mattresses. These customized solutions allow us to meet customer specifications in order to improve existing products and develop new products that are otherwise unavailable. Our services include prototype design and sourcing of raw materials, including yarns and fabrics, and we partner with our vendors to assemble the pieces into finished products. We manage the entire design and third-party manufacturing process to produce high quality textile-based products efficiently, resulting in improved margins and product lead time for our customers.

Training and product education

The equipment we sell is often technically advanced and requires significant training, testing and evaluation to ensure its effectiveness and safe application. We routinely evaluate our vendors’ training programs and then arrange personalized training sessions between our customers and those vendors whose training approach we find most effective. We also coordinate personalized product education sessions, whereby a customer can learn about a particular product from a vendor prior to purchase. These training and information sessions help to reduce the man-hours and expense required for equipment selection. We also produce our own training aids, such as videos and visual user guides, that assist our customers with the proper use and maximum effectiveness of the equipment they purchase.

Product research and development

Our subject matter experts and research and development personnel routinely test the suitability of new products for our customers’ needs and mission requirements. We are able to provide product improvement suggestions to our vendors based on the results of these tests and based on feedback from customers. Both our customers and our vendors seek our expertise and advice in determining equipment requirements and new product recommendations.

Quality assurance and quality management system

The quality of the products we deliver is critical to the safety and effectiveness of our end users and the success of our customers. Our quality assurance team is dedicated to performing ongoing quality control auditing and vendor evaluation. We continually solicit feedback from our customers regarding the products and related services we offer and strive to find ways to ensure that they receive the highest quality commercial off-the-shelf products available. We measure the performance of our vendors using a Supplier Performance Report Card, which provides us with a quantitative and consistent process to measure vendor performance. We regularly update our vendors on their performance and suggest improvements as appropriate. We became ISO-9001:2008 registered in June 2010. ISO 9001:2008 is an internationally recognized quality management system preferred by the U.S. government that focuses on assuring that an organization will meet and exceed its customer’s needs. Besides conforming to U.S. government preferences, we believe the quality standards are procedures we implement to maintain our ISO registration give us a competitive advantage, improve our customer service, streamline operations and lower costs.

Web-based supply chain management solution

As a supplement to our extensive Oracle Enterprise Resource Planning software, we have developed our SOLVS software. SOLVS is a secure, web-based logistics solution that enables our customers to track equipment inventory, including acquisition dates, costs and quantities, as well as monitor the distribution process at both the individual soldier and unit level. SOLVS allows the customer to design, customize and manage the acquisition and distribution process to their specific needs. By providing visibility into inventory levels and the supply chain process (including replacement cycles), our customers are able to efficiently forecast and fund their tactical and operational equipment requirements.

Products

We offer our customers access to over 160,000 product stock-keeping units, or “SKUs,” covering a broad spectrum of tactical and operational equipment. The products we offer are commercial off-the-shelf, branded products that we often obtain directly from the manufacturer. Representative categories of products we offer include apparel, expeditionary equipment, optical equipment, communications equipment, emergency medical supplies, lighting, eyewear and other items from vendors such as Camelbak, Hunter Defense Technologies, L-3 Communications, Oakley and SureFire. Our key product categories for the year ended December 31, 2010 are presented below:

Key Product Categories:	Representative Products:
Apparel	Clothing systems, inner and outer layers, uniforms, headwear, gloves, belts and vests
Expeditionary Equipment	Shelters, heating and cooling systems, generators, expeditionary tents and sleeping bags
Optical Equipment	Binoculars and rangefinders, designators and illuminators, night and thermal vision and sights and scopes
Lighting	Headlamps, flashlights, weapon lights, tactical beacons, safety lights and shelter lights
Eyewear	Ballistic goggles, eye shields, sunglasses, safety glasses and cleaning accessories

The products we distribute tend to be consumable and require regular replacement. They are generally utilized in rugged environments, subjecting them to additional wear and tear, and they often quickly become obsolete due to innovations in technology and changing mission needs. In order to meet the ongoing need for sustainment and replacement of the types of products we offer, we routinely test the suitability of new products for our customers’ needs and mission requirements.

Customers

We consider each party that has the ability to choose between different products and initiate a purchase requisition within the Department of Defense, the Department of Homeland Security and other domestic and foreign government agencies to be a separate customer, although such party may not be the party that awards us the purchase order for the products. Most of our over 4,000 active customers (in the past 24 months) are representatives of the Department of Defense purchasing goods and services for use by military personnel in their training, peacetime operations and missions at home and abroad. We also serve the Department of Homeland Security and other domestic and foreign government agencies. The purchasing authority within our customer base is diffuse and decentralized. In the case of the Spec Ops TLS contract and the FES TLS contract, the authority to award actual purchase orders always resides with DLATS, regardless of who the customer is. We also sell products to private corporations, most of whom are defense contractors. For the year ended December 31, 2010, our three largest customers were the U.S. Army’s Natick Soldier Systems, the United States Army Research, Development and Engineering Command, and DLATS, which generated approximately 24%, 8% and 7% of our sales, respectively. For the three months ended March 31,

2011, our three largest customers were the U.S. Army’s Natick Soldier Systems, the United States Army Research, Development and Engineering Command, and DLATS, which generated approximately 24%, 9% and 5% of our sales, respectively.

In addition to being our third largest customer, DLATS is the agency that awarded us the Spec Ops TLS contract and the FES TLS contract. Many of our customers other than DLATS use the Spec Ops TLS contract and/or the FES TLS contract as the contractual procurement vehicle that results in sales recorded by us. For each of the year ended December 31, 2010 and the three months ended March 31, 2011, sales to DLATS as a customer combined with sales to other customers which were authorized by DLATS under the Spec Ops TLS contract or the FES TLS contract represent 48% of our sales.

We believe our commitment to achieving superior customer service and the military experience of our sales force enables us to serve as a meaningful and value-added partner to our customers through all phases of the product acquisition cycle. As a trusted partner to our customers, we serve an integral role in their product selection process and receive insights into future program requirements. This provides us the opportunity to relay valuable feedback to our vendors.

Vendors

We have extensive relationships with a fragmented base of approximately 1,400 active vendors (in the past 24 months) of tactical and operational equipment. Our deep customer relationships and broad portfolio of contracts allow us to increase sales volumes for smaller vendors and typically enable us to streamline operations and drive demand for larger vendors. Through our vendors, we offer a wide range of over 160,000 SKUs to our customers, including protective eyewear from ESS/Oakley, laser scopes from Insight Technology, hydration systems from Camelbak, tools from Danaher, knives and rescue hooks from Benchmade and nylon equipment from London Bridge Trading Company. Given the fragmented nature of our vendor base, no one vendor represented more than 11% of our net sales in fiscal 2010 and our top ten vendors accounted for approximately 52% of our net sales in that year. Our top ten vendors typically change from year to year as the specific product needs of our customers change. We are typically not contractually required to supply specific branded products to our customers, which decreases our reliance on any particular vendor. We are able to select secondary and tertiary vendors for many of the product categories we provide, allowing us to quickly and easily bring incremental supply online or replace the primary vendor if necessary.

For many of our vendors, we are their primary avenue into the government sales channel. We are an integral component of many of our vendors’ corporate strategies because they can leverage our contractual procurement vehicles, experienced sales force, extensive customer relationships, marketing programs and product knowledge to reach customers that would otherwise be difficult for them to access independently. As the government continues to transition its procurement process, favoring the use of commercial off-the-shelf products, our vendors benefit from being a part of our one-stop supply chain solution.

To enhance these extensive relationships, we have developed a preferred vendor program with approximately 300 vendors as of March 31, 2011, up from 172 as of December 31, 2008. Before a company can qualify as a preferred vendor, we verify the quality of its products and establish stringent on-time delivery standards. We incentivize our sales force to sell our preferred vendors’ products and, in exchange, we receive preferential terms and support. Our preferred vendors benefit by partnering with us on joint sales calls and in the production of tradeshows. In 2010, approximately 90% of our net sales came from products sourced through our preferred vendor program.

Sales and Marketing

Our dedicated and knowledgeable 185-person sales force, many of whom are former military personnel, understands the changing nature of 21st century security threats and the corresponding impact on our customers. Our sales force possesses knowledge of and experience with the government procurement process, which enables them to recommend to our customers both those products that are best suited to their needs and those procurement vehicles that will best facilitate their purchases. By calling on individual units, members of our multi-channel sales force are able to continue serving their former colleagues in a critical new capacity. This drives both program sales, which facilitate multi-unit purchases, and unit sales, which are individual end-user or unit-level customer purchases. Under many of our contracts, we have to compete for specific purchase orders. In order to create demand and generate purchase orders, our sales force calls on and educates our customers about the specific products we offer.

Our ability to penetrate our existing customer base is directly correlated to the size of our sales force. In the military units for whom we do have a sales representative, we have often been able to win substantial business. In 2010, we increased the overall size of our sales force by 48 sales representatives, in order to further penetrate our customer base. Our training program provides hands-on training on the contractual procurement vehicles to which we have access and the tactical and operational equipment that we offer.

Our commitment to achieving superior customer service is one of our core competencies. From the highest level of management to our sales support personnel, we maintain a presence with our customers through regular in-person visits to ensure that their needs are fulfilled. Comprehensive customer support is provided 24 hours per day, seven days per week.

Our marketing organization creates a direct link between our vendors and our customers by facilitating the flow of information between these two groups. We utilize a variety of tools to facilitate this information flow, including Warrior Expo, tradeshows and promotional materials such as catalogs, brochures and advertisements in major military publications.

Warrior Expo

Warrior Expo is a private tradeshow that we host in Virginia Beach and which is timed to capture the spending increase ahead of the U.S. government’s September 30 fiscal year-end. We believe Warrior Expo is one of the most recognized tradeshows in the industry focusing on tactical and operational equipment for U.S. government agencies and we have structured it as a high profile, invitation-only event that is free for military, federal, state and local agency customers, as well as for our preferred vendors. It allows customers from all major bases and territories to preview the latest tactical and operational equipment from our preferred vendors. In 2010, more than 1,400 customers and 190 vendors attended Warrior Expo. This has become one of our most successful marketing tools, with the event expanding to offer breakout sessions in which we and vendor experts educate customers on procurement, inventory management, training, and state-of-the-art product technology and innovation. In 2010, we started hosting an annual West Coast-based Warrior Expo in San Diego in the spring.

Regional Tradeshows

We host regional tradeshows at customer sites to strengthen our customer and vendor relationships. These trade shows allow customers to evaluate products at their own sites, while providing vendors with customer access they would be unable to achieve independently. They also allow us to be involved with the initial determination of our customers’ future equipment needs.

Industry Tradeshows

We also attend other industry tradeshows, during which we showcase the latest equipment and technology from our vendors. We maintained a highly visible presence at 64 industry tradeshows in 2010. Representative shows include the Association of the U.S. Army show, the Shooting, Hunting, Outdoor Tradeshow, the General Services Administration Expo and the Special Operations Forces Industry Conference show.

Catalogs

We distribute catalogs of our products to showcase the large selection of tactical and operational equipment we offer, reinforcing our position as a single-source provider for our customers’ tactical and operational equipment needs. We typically utilize advertisements within our catalogs to co-brand a preferred vendor’s product, particularly when we believe there is market demand for such products. Our catalogs are an effective marketing tool within our customer base and help to foster high brand awareness for us and our vendors. While also making our catalogs available online, in 2010, we distributed approximately 238,500 catalogs to existing and new customers.

Competition

Our competitors include original equipment manufacturers who sell directly to our customers and specialty distributors who operate on a much smaller scale. Depending on a particular contract’s requirements, sometimes we compete with vendors with whom we have partnered in pursuit of other opportunities. To a certain extent, we believe the U.S. government itself can be viewed as our largest competitor, because it internally sources and provides the tactical and operational equipment and logistics solutions to those units within our customer base that we have not penetrated. However, we have become a critical partner to large purchasing organizations within the government, such as DLA, by enabling them to outsource a significant portion of their procurement supply chain to us. We believe that by managing the purchasing, warehousing and distribution elements of the procurement supply chain for these purchasing organizations, we are an integral part of the U.S. government’s procurement process.

Customers using our various contractual procurement vehicles can also procure equipment through the traditional government procurement process. Competition is based on the price, scope and availability of product offerings, the depth, breadth and reliability of logistics and distribution capabilities, the quality and suitability of products offered and the ease of procurement.

Contractual Procurement Vehicles

Our broad and dispersed customer base procures products and services on behalf of individual military personnel. If all renewal options are exercised, as of March 31, 2011, we have access to approximately $10.1 billion in aggregate available contract capacity, of which approximately $400 million expires prior to 2012. In addition, if all renewal options are exercised, three of our contractual procurement vehicles have unlimited contract capacity through 2019.

We primarily sell the products and related services we offer from vendors or distributors to the U.S. government using three different types of IDIQ contracts.

Our IDIQ contract vehicles permit our customers in the U.S. military and other federal agencies to make purchases from us on an as-needed basis from time to time, on pre-established terms and conditions. Our sales force generates demand for products and services using IDIQ contracts by providing our customers access to the most appropriate contract. Under these IDIQ contracts, products and services are sold at fixed prices that are established at the time a customer order is made (or at the time the contract is entered into under some of our single-award program sales contracts, as described below). There are generally three different types of IDIQ contracts: multiple-award contracts, single-award contracts and federal supply schedules. We are able to drive demand for the products we sell through all types of IDIQ contracts.

Multiple-award IDIQ contracts are awarded to a limited number of pre-approved suppliers and have ceiling limitations on the total amount of government funds that can be used through the procurement vehicle. The award of particular purchase orders under those contracts require a second competitive bidding process among that limited number of suppliers (which typically occurs within one day to a week upon submission of a bid). Our Spec Ops TLS contract is an example of a multiple-award IDIQ contract.

Single-award IDIQ contracts function very much like multiple-award IDIQ contracts. However, they are awarded to a sole-supplier and often cover a much narrower breadth of products. The particular agency and customers who wish to make purchases under a single-award IDIQ contract commit to a pre-approved sole supplier for the equipment and services to be provided through that contract. Our single-award IDIQ contract vehicles, such as our GEN III contract, are often entered into with a program office within a particular branch of the U.S. military to provide a standardized suite of products that are intended for a broad cross-section of forces in that particular military branch. Through these single-award IDIQ contracts, we commit to fulfill any orders received for goods and services identified in those contracts over a period of time, up to pre-determined volume limitations at fixed-prices established at the time the contract is awarded.

Our federal supply schedules, such as our GSA supply schedules, provide all federal government agencies access to a vast selection of commercial off-the-shelf products, allowing the agencies to purchase items identified on the schedules from a list of pre-approved suppliers at pre-determined maximum prices. The products and their prices are listed on the schedules, and may be updated at least three times per year, on or after the first 12 months of the contract period. Most GSA supply schedules have an initial five-year period with three potential five-year renewal options and, similar to other IDIQ contracts, the customer is not committed to purchase any set volume. Unlike multiple award IDIQ contracts, federal supply schedules do not typically require a second round of bidding to secure a purchase order and do not have ceiling limitations on the total amount of government funds that can be spent through the procurement vehicle. Under our federal supply schedules, we may be the only pre-approved supplier for a particular product, while for other products there are multiple pre-approved suppliers, including, in some cases, our vendors.

In addition, we utilize commercial contracts with certain defense contractors. While these are not contractual procurement vehicles in our portfolio, they are another channel through which we effect sales of the products and related services we offer.

Employees

As of March 31, 2011, we had approximately 440 employees. Our employee base reflects alumni from all branches of the military, including enlisted personnel, officers and active reservists. Our employees have operational experience with the U.S. Navy SEALS, U.S. Army Special Forces, U.S. Marine Corps, U.S. Air Force, U.S. Coast Guard and U.S. Marshals. Our employees are not represented by labor unions. We consider our employee relations to be good.

Environmental

Our operations are subject to federal, state and local health, safety and environmental laws and regulations, which, among other matters, regulate the discharge of pollutants into the environment and the use, handling, generation, emission, release, discharge, transportation, clean up, treatment, storage and disposal of, and exposure to, materials, substances and wastes. Management is not aware of any prior or ongoing environmental issues that are likely to result in a material cost or liability to the company.

Backlog

At March 31, 2011, our backlog was $282.8 million. At March 31, 2010, our backlog was $465.4 million. We believe this decrease from March 2010 to March 2011 was primarily the result of the delay in Congress passing a 2011 Department of Defense budget. See “— Our Market Opportunity.” We expect that substantially all of our March 31, 2011 backlog will be recognized as revenue prior to December 31, 2011.

We define backlog as funded orders we have received that we have not yet delivered. Funded orders are those for which funding currently is appropriated and allocated to the contract by the purchasing agency or unit or otherwise authorized for payment by the customer upon receipt of specified products. The receipt and timing of future net sales is subject to various contingencies, many of which are beyond our control. The actual recognition of revenue on sales included in backlog may never occur or may change because a sale could be canceled, a contract could be modified or canceled or products ordered may no longer be available. In the event of a government contract cancellation, we receive actual expenses incurred, plus approved profit. We believe that period-to-period comparisons of backlog are not necessarily indicative of future net sales that we may receive.

Properties

Our headquarters are located in Virginia Beach, Virginia, where we own approximately 82,250 square feet of office space. We lease three commercial facilities and own two commercial facilities used in connection with the various services rendered to our customers. Upon expiration of our leases, we do not anticipate any difficulty in obtaining renewals or alternative space. See “Certain Relationships and Related Party Transactions.”

We believe that substantially all of our property and equipment are in good condition, subject to normal wear and tear, and that our facilities have sufficient capacity to meet the current and projected needs of our business.

Our headquarters and material facilities as of March 31, 2011 are shown in the following table:

Location	Use	Square Feet	Owned/Leased

Virginia Beach, VA	Corporate Headquarters	82,250	Owned	(1)
Virginia Beach, VA	Main Warehouse	34,596	Leased
Virginia Beach, VA	Kitting Facility	80,000	Owned	(2)
San Diego, CA	West Coast Warehouse	24,000	Leased
Pennsauken, NJ	Office and Warehouse	40,000	Leased

(1)	Our corporate headquarters are owned by Tactical Office, LLC, a related entity under common ownership that is consolidated with ADS in our historical financial statements. See “Certain Relationships and Related Party Transactions.”
(2)	Our kitting facility is owned by Tactical Warehouse, LLC, a related entity under common ownership that is consolidated with ADS in our historical financial statements. See “Certain Relationships and Related Party Transactions.”

Governmental Regulations

We are heavily regulated in most of the fields in which we operate. We provide services and products to numerous U.S. government agencies and entities, including all of the branches of the U.S. military and the Department of Homeland Security. When working with these and other U.S. government agencies and entities, we must comply with laws and regulations relating to the formation, administration and performance of U.S. government contracts. Among other things, these laws and regulations:

•	mandate compliance with socio-economic rules, the distribution of costs to contracts and non-reimbursement of certain costs such as lobbying expenses;

•	require reviews by the Defense Contract Audit Agency and other U.S. government agencies of compliance with government accounting standards and management of internal control systems;

•	restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data;

•	require us not to compete for or to divest of work if an organizational conflict of interest, as defined by these laws and regulations, related to such work exists and/or cannot be appropriately mitigated; and

•	may require us to disclose contract or legal compliance issues to the contracting officer and/or agency inspector general.

The U.S. government may revise its procurement practices or adopt new contract rules and regulations at any time. In order to help ensure compliance with these complex laws and regulations, all of our employees are required to complete ethics training and other compliance training relevant to their position.

U.S. government contracts are, by their terms, subject to termination by the U.S. government either for its convenience or default by the contractor. Our U.S. government contracts are also conditioned upon Department of Defense approval of the amount of necessary spending. Congress usually appropriates funds to procuring agencies, which then allocate funds for a given program or contract on a September 30 fiscal year basis, even though contract periods of performance may extend over many years.

Internationally, we are subject to special U.S. government laws and regulations, local government regulations and procurement policies and practices (including regulations relating to bribery of foreign officials, import-export control, investments, exchange controls and repatriation of earnings) and varying currency, political and economic risks.

We are subject to the applicable export control laws and regulations of the United States and other countries. U.S. laws and regulations that apply to us include: the Arms Export Control Act and ITAR promulgated thereunder; EAR; and the trade sanctions laws and regulations administered by OFAC.

As part of our ongoing export controls compliance program, we retained an outside consulting firm, FD Associates, Inc., in April 2009 to conduct an audit of our export compliance practices and procedures. In response to the preliminary audit results, which identified several potential violations of the ITAR, we retained FD Associates to expand the scope of the audit and to assist us in implementing FD Associates’

recommended enhancements to our export controls compliance program, including conducting training of relevant company personnel. We also submitted an initial voluntary self-disclosure of past ITAR violations to the U.S. State Department’s Directorate of Defense Trade Controls in accordance with 22 C.F.R. § 127.12(c).

Specifically, on October 6, 2009, we filed a voluntary self-disclosure of past ITAR violations with the Enforcement Division of the Directorate of Defense Trade Controls, or DDTC. This voluntary self-disclosure related to overseas shipments of 3,256 line items of ITAR-controlled products without authorization by the Department of State, as required by the ITAR. The shipments involved the export of ITAR-controlled equipment and did not include the transfer of any technical data or defense services. We identified the reason for the self-disclosed violations and our inadvertent failure to comply with ITAR as a lack of product classification and a mistaken belief that the export of ITAR-controlled products shipments to and in support of U.S. government operations overseas did not require an export license. We have since implemented policies and procedures designed to prevent future violations and ensure future compliance with ITAR. On October 13, 2009, the Chief of the Enforcement Division of the DDTC informed us that, while it determined that violations under ITAR had occurred and that the matter could be reopened in the future if circumstances warranted, the case was closed and no further action would be taken. In connection with some of the transactions listed in this voluntary self-disclosure, on July 29, 2009, we received a subpoena from the U.S. Customs Service requesting information on five past exports in which we were listed as the exporter-of-record. We cooperated fully and provided all responsive documents to the Customs Service.

On November 16, 2009, we filed a separate voluntary self-disclosure of past EAR violations with the Office of Export Enforcement, U.S. Department of Commerce. This voluntary self-disclosure related to overseas shipments of 36 line items of EAR-controlled products without authorization by the Department of Commerce, as required by the EAR. The shipments involved the export of tactical and operational equipment and did not include the transfer of any EAR-controlled technology. We identified the reason for our failure to comply with the EAR as the lack of product classification and erroneous failure to recognize the application of the EAR to shipments of certain products in support of the U.S. government operations overseas. We have since implemented policies and procedures designed to prevent future violations and ensure future compliance with the EAR. As of the date of this prospectus, we have not received a response from the Department of Commerce relating to this voluntary self-disclosure.

On November 30, 2010, we filed a voluntary self-disclosure with the Enforcement Division of the DDTC relating to two incidents that may have required authorization under ITAR. First, while we obtained an export license for the shipment of certain defense articles to Unit 30401 of the U.S. European Command in Germany, our freight forwarder inadvertently delivered the items to a different unit of the U.S. European Command in a different German location than was listed under the terms of the license. Second, we recently determined that one of our employees carried certain defense articles, which were his personal property, to Afghanistan when he traveled there on business for us. These items were exported without our knowledge or authorization, and have been returned to the United States and are in the possession of the ADS employee. On December 9, 2010, the Chief of the Enforcement Division of the DDTC informed us that, while it determined that violations under ITAR had occurred, the case was closed and no further action would be taken.

On April 28, 2011, we filed a voluntary self-disclosure with the Enforcement Division of the DDTC relating to two incidents that may have required authorization under ITAR. First, while we obtained export licenses for two different shipments of certain defense articles destined for Iraq and Colombia, prior to shipment, the shipping labels for the package destined for Iraq and the package destined for Colombia were inadvertently switched. We confirmed that both U.S. customers had possession of the erroneously delivered packages and arranged for the items to be returned to the United States. We subsequently obtained two replacement licenses from DDTC to facilitate the export of the requested articles to the correct U.S. government customers. The second incident relates to the shipment of 50 pallets of defense articles from the United States to Bagram, Afghanistan via Doha, Qatar, pursuant to an export license. Each of the 50 pallets arrived in Doha, but only 49 pallets were accounted for in Bagram. We immediately placed a worldwide trace on the missing pallet and worked diligently to locate it. The missing pallet has not been located. We obtained a replacement license from DDTC to ship the items contained in the missing pallet to the U.S. government customer in Afghanistan. In a June 17, 2011 follow-up letter, DDTC requested additional information. Specifically, we were asked to detail the current location of the misdirected shipment sent to Colombia, export compliance training received by shipping department employees prior to the time when the shipping error occurred, a brief overview of our corporate structure and the Company’s export compliance programs, including the extent of ADS business that involves the sale of export-controlled items and the names and positions of employees tasked with oversight of ITAR compliance. We filed a complete response on July 14, 2011.

Legal Proceedings

From time to time we are also involved in legal proceedings arising in the ordinary course of business. While the ultimate liability that could result from these matters cannot be determined presently, we believe that, in the aggregate, they will not result in liabilities that are material to our financial condition, results of operations, or cash flows. Our contracts with the U.S. government are subject to various legal and regulatory requirements and, from time to time, agencies of the U.S. government may investigate the conduct of our operations in accordance with these requirements. U.S. government investigations of us, whether related to our federal government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon us, or could lead to suspension or debarment from future U.S. government contracting.

MANAGEMENT

The following table provides information regarding our executive officers and directors upon consummation of this offering. With respect to our directors, each biography contains information regarding the person’s service as a director, business experience, director positions held currently or in the past, information regarding involvement in certain legal or administrative proceedings, and the experience, qualifications, attributes or skills that caused our board of directors to determine that the person should serve as a director of the company.

Name	Age	Position(s)

Luke Hillier	39	Chief Executive Officer, Director, Chairman of the Board

Daniel Clarkson	40	Chief Operating Officer, Vice President, Treasurer, Secretary, Director

Patricia Bohlen	51	Chief Financial Officer, Principal Accounting Officer

William A. Roper, Jr.	65	President, Principal Financial Officer, Director

Jason Wallace	40	Vice President of Sales and Marketing

Bruce Dressel	47	Vice President of Product and Equipment Solutions

Lieutenant General (Ret.) Robert T. Dail	58	Director

Paul O. Hirschbiel	58	Director

R. Scott LaRose	43	Director

C. Arthur “Brother” Rutter III	47	Director

Luke Hillier has served as Chairman of our board of directors since 2000 and as our Chief Executive Officer since 2004. In 1999, Mr. Hillier co-founded Mythics, Inc., an Oracle-based information system solutions provider, and concurrently served as Chief Executive Officer of Mythics until 2004. Prior to founding Mythics, Mr. Hillier served as a lead sales representative in the State and Local Government sales division of the Oracle Corporation, where he was awarded the Sales Representative of the Year for Government-DMD. Mr. Hillier started his career in the Outstanding Scholars program in Acquisition Management for Naval Air Systems Command in the U.S. Federal Government. Mr. Hillier’s extensive experience with the process of government contracting and significant entrepreneurial and management experience has proven invaluable to our board of directors.

Daniel Clarkson has served as our Chief Operating Officer and as a member of our board of directors since 2002. Prior to serving at ADS, Mr. Clarkson served as Regional Manager for Sunbelt Rentals, an equipment rental company based in South Carolina and owned by U.K.-based Ashtead Group, from 2000 to 2002. Mr. Clarkson started his career in sales and as Profit Center Manager for Sunbelt Rentals. As a result of his extensive experience and leadership with the company as we have grown over the past nine years, Mr. Clarkson has significant institutional knowledge with respect to our management and operations.

Patricia Bohlen has served as our Chief Financial Officer since 2004 and as our Principal Accounting Officer since June 2011. She oversees the company’s accounting, treasury and strategic financial planning functions. Prior to joining ADS, from 2002 to 2004, Mrs. Bohlen was the Chief Financial Officer of PowerPact LLC and the Chief Financial Officer of Fresh Picks, Inc. from 1996 to 2002. Mrs. Bohlen worked for Cadmus Communications from 1993 to 1996, first as Director of Accounting and then as Controller. Mrs. Bohlen began her career as an auditor for KPMG LLP.

William A. Roper, Jr. has served as a member of our board of directors since February 2011 and as our President and Principal Financial Officer since June 2011. Since 2008, Mr. Roper has served as president of Roper Capital Company, a privately-owned equity firm. Prior to forming Roper Capital, Mr. Roper served as

President and Chief Executive Officer of VeriSign, Inc. from May 2007 to June 2008, and as a member of VeriSign’s board of directors from November 2003 to June 2008. From April 2000 to May 2007, Mr. Roper served as an Executive Vice President of Science Applications International Corporation (SAIC), and as Senior Vice President and Chief Financial Officer of SAIC from 1990 to 2000. Mr. Roper serves as a member of the boards of directors of Internet Content Management, Inc., Leap Wireless International, Inc., Regents Bank, N.A. and SkinMedica, Inc. Mr. Roper’s current and former board memberships at other public and private companies provide him with extensive corporate governance knowledge and his experience as a former chief financial officer of a public company provides him with expertise in the area of corporate accounting and finance. Mr. Roper holds a B.A. in mathematics from the University of Mississippi.

Jason Wallace has served as our Vice President of Sales and Marketing since 2006 and is responsible for managing our sales team. Prior to that, Mr. Wallace served as our Vice President of Inside Sales and Vendor Relations from 2004 until 2006. Prior to joining ADS, from 1996 to 2004, Mr. Wallace served as the Vice President of Sales and Operations for Sunbelt Rentals, where he managed a large sales force and managed more than twenty stores.

Bruce Dressel is our Vice President of Product and Equipment Solutions. He has been with ADS since 2004. He oversees our Vendor Relations Team and our Product Category Management teams. Prior to joining ADS, Mr. Dressel served as the President and CEO of Sunbelt Rentals, a multi-location service business, from February 1997 until July 2003. Prior to that, he served as the Vice President of Operation for Sunbelt Rentals from February 1996 until January 1997. Mr. Dressel spent the first 12 years of his business career building a privately held service business that was acquired by Sunbelt Rentals in 1996.

Lieutenant General (Ret.) Robert T. Dail has served as a member of our board of directors since June 2011. Since 2009, General Dail has served as President of Supreme Group (USA) LLC, the U.S. subsidiary of Supreme Group, Inc., a global logistics services company. General Dail retired from over 33 years of active service in the U.S. Army in November 2008. From August 2006 to November 2008, General Dail served as the Director of the Defense Logistics Agency, a provider of logistics, acquisition and technical services to the Army, Navy, Air Force, Marine Corps and other federal agencies. Prior to that, General Dail served as the Deputy Commander, United States Transportation Command, Scott Air Force Base, IL, a Unified Command responsible to the Secretary of Defense for the nation’s global defense transportation system, commanding components of the Army, Navy and Air Force. As a result of these and other professional experiences, General Dail has significant expertise in operational and strategic level logistics that is the basis for his selection to serve as a director on our board. General Dail holds an M.S.B.A. from Boston University, an M.M.A.S. from the United States Army Command and General Staff College and a B.S. in business administration from the University of Richmond.

Paul O. Hirschbiel has served as a member of our board of directors since June 2011. Since 2004, Mr. Hirschbiel has served as a consultant to Envest Ventures, LLC, a private equity investment firm which he co-founded. Mr. Hirschbiel also currently serves as President at Eden Capital LLC, a private investment company, a position he has held since 1998. From 1984 to 1998, he served as a general partner in a series of private equity funds focusing on later stage and leverage buyout investments, most recently as a co-founder and general partner of Cornerstone Equity Investors IV, LP from 1996 to 1998. Mr. Hirschbiel’s longstanding experience in originating, evaluating and managing investments in private and public companies provides him with expertise in the areas of corporate accounting and finance, strategic planning and leadership of complex organizations. Mr. Hirschbiel holds an M.B.A. and a B.A. in psychology from the University of North Carolina. Mr. Hirschbiel’s son is employed by the company as a supplier account representative. In mid-July 2011, Mr. Hirschbiel intends to announce his candidacy for the Second Congressional District of Virginia. If elected to the U.S. House of Representatives in November 2012, he will resign his position as a director and chair of our audit committee.

R. Scott LaRose has served as a member of our board of directors since 2002. Mr. LaRose has also served as Chairman of the Board of Agilex Technologies, Inc. since 2009. From 2004 to 2009, Mr. LaRose served as the President and Chief Executive Officer of Mythics, Inc., which Mr. LaRose co-founded with Mr. Hillier in 2000. Prior to serving at Mythics, Mr. LaRose served as the regional manager of the state and local government division at Oracle Corporation. Mr. LaRose has unique insights into our business as a result of his experience with the process of government contracting. As a result of the various leadership positions he has held throughout his career, Mr. LaRose brings a strong strategic vision to our board of directors. Mr. LaRose holds a B.S. from Radford University.

C. Arthur “Brother” Rutter III has served as a member of our board of directors since June 2011. He is the co-managing partner of Rutter Mills, LLP, a law firm which he joined in 1994. As a result of his management experience of the law firm and his experience as a lawyer, Mr. Rutter possesses knowledge of corporate governance and compensation that strengthens the board’s collective qualifications in these areas. Mr. Rutter holds a J.D. from the University of Richmond T.C. Williams School of Law and an A.B. in English and American Literature and Language from Harvard College.

Controlled Company Exception

Following the consummation of this offering, our existing stockholders, as a group, will continue to control a majority of our outstanding common stock and voting power, which means we will be a “controlled” company within the meaning of the rules of the New York Stock Exchange. As a result, we are not required to have a majority of independent directors on our board of directors or have compensation and nominating/corporate governance committees comprised of independent directors. We are required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, we are required to have an audit committee comprised entirely of independent directors.

Committees of Our Board of Directors

Audit Committee.  The audit committee consists of Paul O. Hirschbiel, R. Scott LaRose, and C. Arthur “Brother” Rutter III (of whom Mr. Hirschbiel and Mr. Rutter have been determined to be independent pursuant to Rule 10A-3 of the Exchange Act by our board of directors) and Mr. Hirschbiel has been nominated as chair of the audit committee. The duties and responsibilities of the audit committee include recommending the appointment or termination of the engagement of independent accountants, overseeing the independent auditor relationship and reviewing significant accounting policies and controls. We intend to appoint additional independent directors to our audit committee to replace R. Scott LaRose as soon as possible following the consummation of this offering, but no later than one year after the consummation of this offering. We have determined that Mr. Hirschbiel satisfies the New York Stock Exchange standard of possessing accounting or related financial management expertise and qualifies as an independent audit committee financial expert under the Exchange Act.

The charter of the audit committee will be available on our website.

Compensation Committee.  The compensation committee consists of Luke Hillier, R. Scott LaRose, William A. Roper, Jr. and C. Arthur “Brother” Rutter III. Mr. LaRose has been nominated as chair of the compensation committee. The duties and responsibilities of the compensation committee include reviewing and approving the compensation of officers and directors, except that the compensation of officers serving on any committee is determined by our board of directors. The compensation of all officers other than our chief executive officer, Luke Hillier, is approved by our board of directors based on recommendations by Mr. Hillier and the compensation committee. Mr. Hillier’s compensation is determined by our board of directors upon the recommendation of the compensation committee.

The charter of our compensation committee will be available on our website.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee consists of Daniel Clarkson, Luke Hillier, and C. Arthur “Brother” Rutter III. Mr. Rutter has been determined to be independent pursuant to the rules of the New York Stock Exchange by our board of directors and has been nominated as chair of the nominating and corporate governance committee. The duties of the nominating and corporate governance committee include identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; identifying best practices and recommending corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance; and developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us. Other specific duties of the nominating and corporate governance committee include: annually assessing the size and composition of our board of directors; developing membership qualifications for our board committees; monitoring compliance with board and board committee membership criteria; annually reviewing and recommending directors for continued service; coordinating and assisting management and our board in recruiting new members to our board of directors; reviewing governance-related stockholder proposals and recommending board responses; and overseeing the evaluation of our board of directors and management.

Board Structure

Our board of directors is currently comprised of seven directors. Our board of directors is divided into three classes, each of whose members will serve for staggered three-year terms. Mr. Clarkson and Mr. Rutter will serve in the class of directors whose terms will expire at our 2012 annual meeting; Mr. Hirschbiel; General Dail and Mr. Roper will serve in the class of directors whose terms will expire at our 2013 annual meeting; and Mr. Hillier and Mr. LaRose will serve in the class of directors whose terms will expire at our 2014 annual meeting. Because only one-third of our directors are elected at each annual meeting, two annual meetings of stockholders could be required for the stockholders to change a majority of the board.

In addition, the existing stockholders have agreed pursuant to the stockholders agreement to vote for all our directors as selected pursuant to that agreement. Under the agreement, one director will be designated by Daniel Clarkson (provided Mr. Clarkson and his affiliates hold at least 1% of our common stock, collectively), one director will be designated by R. Scott LaRose (provided Mr. LaRose and his affiliates hold at least 1% of our common stock, collectively) and Luke Hillier may designate any number of other directors. See “Description of Capital Stock—Stockholders Agreement.”

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our directors, officers and employees, including our chief executive officer and chief financial officer. The code addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on insider information and reporting of violations to the code. The code of ethics will be available on our website.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our named executive officers for fiscal year 2010 (as set forth in the Summary Compensation Table below) should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the currently planned programs summarized in this discussion.

Named Executive Officers

Our named executive officers for the fiscal year ended December 31, 2010 were: Luke Hillier, our Chief Executive Officer; Patricia Bohlen, our Chief Financial Officer; Daniel Clarkson, our Chief Operating Officer; Bruce Dressel, our Vice President of Acquisitions; and Jason Wallace, our Vice President of Sales. Following December 31, 2010, Mr. Dressel’s title was revised to be Vice President of Product and Equipment Solutions and Mr. Wallace’s title was revised to be Vice President of Sales and Marketing. Effective June 13, 2011, William Roper became our President and Principal Financial Officer; however, Mr. Roper was not a named executive officer for fiscal year 2010.

Executive Compensation Philosophy and Objectives

Our philosophy is that executive compensation should be competitive in the marketplace in which we compete for executive talent, but structured to emphasize incentive-based compensation and determined by the achievement of both company and individual performance objectives. In principle, we believe that:

•	our compensation programs should be simple, straightforward and clear;

•	a significant portion of executive compensation should be based on variable compensation programs measured on a quarterly, annual or longer-term basis;

•	variable compensation, including bonuses and commissions, should be tied to the achievement of predetermined company-wide and individual performance goals, and should create appropriate rewards for superior performance and penalties for under-performance;

•	our compensation programs should be flexible and able to evolve with our business;

•	our compensation programs should be designed to attract, motivate and retain exceptional executives in the markets in which we operate; and

•	following the completion of this offering, equity-based compensation awards should be utilized to encourage an ownership mentality by our executives and to align the interests of our executives with our stockholders.

Elements of 2010 Executive Compensation

Our 2010 compensation program for our named executive officers consisted of the following key elements: an annual base salary, quarterly achievement bonuses, a performance-based annual bonus, commissions for our sales personnel (including one of our named executive officers, Jason Wallace, our Vice President of Sales), and certain perquisites and other benefits, including employer-paid health and welfare plan premiums and employer matching contributions to tax qualified retirement plans. In keeping with our philosophy of the importance of simplicity and clarity in compensation programs, we did not maintain any non-qualified deferred compensation programs, supplemental retirement programs or defined benefit pension plans that cover our named executive officers and we do not anticipate maintaining any such plans or programs following the completion of this offering. Historically, all of the incentive compensation payable to our named executive officers has been payable in cash based upon the achievement of predetermined performance goals. We believe that this approach has best served the interests of our company and the holders of our equity interests by enabling us to meet the requirements of the highly competitive environment in which we operate, while ensuring that our named executive officers were compensated in a way that advanced both the short-term and long-term interests of our equity holders. We have historically been structured as a subchapter S corporation, which has prevented us from granting equity-based compensation awards to any of our named executive officers. The variable quarterly and annual bonuses permitted recognition of individual performance and were based, in significant part, on an evaluation of the contribution made by the named executive officer to our overall performance.

In 2010, our board of directors determined the amount and form of compensation for Luke Hillier and Daniel Clarkson. The amount and form of each element of our other named executive officers’ compensation for 2010 was determined by Mr. Hillier and Mr. Clarkson.

2010 Base Salary.  We determined base salaries for our named executive officers based on their position level and our evaluation of the appropriate amount of base salary required to attract and retain executive talent in the markets in which we operate, taking into account our philosophy that total compensation should be weighted less towards fixed compensation and more towards variable performance-based compensation. Historically, we have not “benchmarked” our named executive officers’ base salaries against any defined peer group of companies.

2010 Incentive Compensation.  For fiscal year 2010, each of Patricia Bohlen, Bruce Dressel and Jason Wallace was eligible to receive quarterly achievement bonuses based on completion of specific strategic goals as determined by our board of directors in advance of each quarter, as described below, as well as a year-end profitability bonus based on the company’s achievement of specified profitability targets and such named executive officer’s aggregate quarterly performance levels, as described below. Messrs. Hillier and Clarkson were not eligible to receive quarterly achievement bonuses and year-end profitability bonuses in 2010. Additionally, one named executive officer, Jason Wallace, was eligible to receive sales commissions in fiscal year 2010, as described below.

Quarterly Achievement Bonuses.  For fiscal year 2010, each of Patricia Bohlen, Bruce Dressel and Jason Wallace was eligible to receive quarterly achievement bonuses. The quarterly achievement goals were not based on corporate performance, but rather were based on the attainment of goals related to the officer’s individual performance and the performance of his or her direct reports during each fiscal quarter during 2010. Each of Ms. Bohlen and Messrs. Dressel and Wallace achieved 100% of his or her performance goals for each quarter in 2010 and thus received the full amount of his or her target quarterly achievement bonus in each quarter.

Year-End Profitability Bonuses.  For fiscal year 2010, in the event that Atlantic Diving Supply, Inc. attained a specified profitability target, each of Patricia Bohlen, Bruce Dressel and Jason Wallace was eligible to receive a year-end bonus. If the profitability target was not achieved for 2010, no year-end bonus would have been paid. For fiscal year 2010, this target profitability was $91.4 million and Atlantic Diving Supply, Inc.’s actual profitability, as calculated for bonus purposes in December 2010, was $92.3 million. Thus, the 2010 profitability target was achieved and the year-end bonuses were paid. The amount of the year-end bonus for each of Ms. Bohlen and Messrs. Dressel and Wallace was determined by multiplying the amount of the year-end bonus that would have been paid based on Atlantic Diving Supply, Inc.’s 2010 profitability by the aggregate percentage of all quarterly achievement bonuses received by the executive during the year. Since each of Ms. Bohlen and Messrs. Dressel and Wallace achieved 100% of his or her performance goals for each quarter in 2010, he or she received 100% of the amount of the year-end bonus he or she was entitled to receive based on Atlantic Diving Supply, Inc.’s 2010 profitability. For purposes of determining 2010 year-end profitability bonuses, profitability was equal to Atlantic Diving Supply, Inc.’s gross profit less its total expenses (other than depreciation, profitability bonuses, Domestic International Sales Corporation, or DISC, and transaction expenses).

Commissions.  For fiscal year 2010, Jason Wallace, our Vice President of Sales, was eligible to receive sales commissions equal to 0.124% of our overall gross margin, with a commission target of $195,920 based on our target gross margin of $158.0 million. No other named executive officer was eligible to receive sales commissions in fiscal year 2010.

The amount of quarterly achievement bonuses and year-end profitability bonuses received by each of Ms. Bohlen, Mr. Dressel and Mr. Wallace and the amount of commissions received by Mr. Wallace are set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table under “Executive Compensation—Summary Compensation Table.”

No 2010 Equity Awards.  We have historically been structured as a subchapter S corporation and have not granted equity-based compensation awards to any of our named executive officers.

2010 Perquisites and Other Benefits.  Our named executive officers are generally eligible to participate in the same benefit plans provided to our other salaried employees, including health and welfare plans. In fiscal year 2010, we paid the full cost of the medical plan premiums on behalf of our named executive officers, and our named executive officers were entitled to participate in and received employer contributions to our 401(k) plan. We paid for a car or provided a car allowance to each of our named executive officers. In addition, we have historically provided supplementary executive perquisites to each of our founders and principal owners, including Luke Hillier and Daniel Clarkson, as described in greater detail in the Summary Compensation Table and the footnotes thereto.

New Compensation Programs in Connection with this Offering

Adoption of Annual Bonus Plan and Equity Award Incentive Plan

On July 5, 2011, we adopted, and our shareholders approved, the 2011 Incentive Award Plan and the Executive Bonus Plan in connection with this offering. For a description of these new compensation plans, see “Executive Compensation Plans” below. The purpose of these new plans will be to allow us to pay annual bonuses (including annual performance-based bonuses) to our named executive officers and other senior executives and to make various equity-based compensation awards to our named executive officers and other employees, consultants and directors in a manner that is appropriate for a public company and that is intended to allow us to make awards that are not subject to the federal income tax deduction limitation set forth in Section 162(m) of the Internal Revenue Code. See “—Effect of Accounting and Tax Treatment on Compensation Decisions.”

Claw-Back Policy

The Executive Bonus Plan and the 2011 Incentive Award Plan provide us with the discretion to impose the forfeiture of bonuses and equity compensation and the recovery of bonus amounts and gains from equity compensation awarded under those plans with respect to individuals who engage in misconduct or gross negligence that results in a restatement of our financial statements or as otherwise required under applicable laws or regulations.

Policies on Timing of Equity Grants

We expect that following the completion of this offering it will be our policy not to time the granting of equity awards in relation to the release of material, non-public information. Accordingly, we expect that regularly scheduled awards will be permitted to be granted at times when there is material non-public information. We expect that we will generally grant awards to new-hires at the time of hire, promotion awards at the time of promotion and annual awards at a specified time or during a specified period each year. In addition, we expect that it will be our policy not to grant equity awards with effect from, or with an exercise price based on market conditions as they existed on, any date prior to the date on which the party in which granting authority is vested takes formal action to grant them. We further expect that it will be our policy to promptly document any equity awards that we make; we would normally regard documenting to be prompt if we were to communicate the terms of the awards to their recipients, and to obtain signed award agreements governing the grants back from them (or other electronic confirmation of such awards), within one month of the date formal action is taken to issue them.

Owner-Employee Employment Agreements

Effective July 1, 2011, we entered into employment agreements with each of Luke Hillier and Daniel Clarkson, our two current equity owners who are also named executive officers. For a description of these employment agreements, see “New Executive Compensation Plans—2011 Employment Agreements.”

Adoption of Non-Employee Director Compensation Policy

We intend to adopt a non-employee director compensation policy in connection with this offering. For a description of this new policy, see “—Director Compensation—Director Compensation Policies.”

Effect of Accounting and Tax Treatment on Compensation Decisions

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to certain “covered employees,” unless certain specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. Pursuant to applicable regulations, Section 162(m) will not apply to compensation paid or stock options, restricted stock, restricted stock units or deferred stock units granted under the compensation agreements and plans in existence prior to the completion of this offering during the reliance transition period ending on the earlier of the date the agreement or plan is materially modified or the first stockholders meeting at which directors are elected during 2015. While we will continue to monitor our compensation programs in light of Section 162(m), the compensation committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of our company and our stockholders, particularly as we continue our transition from a private to a public company. As a result, we have not adopted a policy requiring that all compensation be deductible and the compensation committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is nevertheless in the best interests of our company and our stockholders.

Other provisions of the Internal Revenue Code can also affect compensation decisions. Section 409A of the Internal Revenue Code, which governs the form and timing of payment of deferred compensation, imposes sanctions, including a 20% penalty and an interest penalty, on the recipient of deferred compensation that does not comply with Section 409A. The compensation committee will take into account the implications of Section 409A in determining the form and timing of compensation awarded to our executives and will strive to structure any nonqualified deferred compensation plans or arrangements to be exempt from or to comply with the requirements of Section 409A.

Section 280G of the Internal Revenue Code disallows a company’s tax deduction for payments received by certain individuals in connection with a change in control to the extent that the payments exceed an amount approximately three times their average annual compensation, and Section 4999 of the Internal Revenue Code imposes a 20% excise tax on those payments. The compensation committee will take into account the implications of Section 280G in determining potential payments to be made to our executives in connection with a change in control. Nevertheless, to the extent that certain payments upon a change in control are classified as excess parachute payments, such payments may not be deductible pursuant to Section 280G.

Transaction Bonuses

In connection with the offering of our senior secured notes and this offering, certain members of senior management are eligible to receive transaction bonuses in recognition of services and contributions to the value of the company. In a majority of cases, two-thirds of each individual’s transaction bonus was paid upon consummation of the senior secured notes offering, with the remainder to be paid upon the earlier of (x) the consummation of this offering and (y) December 31, 2011, subject to each individual’s continued employment through such payment date. The aggregate amount of all transaction bonuses is $9.0 million, of which approximately $6.6 million was paid upon consummation of the senior secured notes offering. See “New Executive Compensation Plans—2011 Employment Agreements.”

EXECUTIVE COMPENSATION

The tables listed below, which appear in the following sections of this report, provide information required by the SEC regarding the compensation we paid for the year ended December 31, 2010 to our named executive officers. Except as noted below, we have used captions and headings in these tables in accordance with the SEC regulations requiring these disclosures. The footnotes to these tables provide important information to explain the values presented in the tables and are an important part of our disclosures related to our executive compensation for the year ended December 31, 2010.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers for the year ended December 31, 2010:

Summary Compensation Table

		Non-Equity
		Incentive Plan	All Other
	Salary	Compensation	Compensation		Total
Name and Principal Position	($)	($)	($)		($)

Luke Hillier, Chief Executive Officer and President	500,000	—	51,318	(1)	551,318
Patricia Bohlen, Chief Financial Officer	186,186	148,965	22,823	(2)	357,974
Daniel Clarkson, Chief Operating Officer, Secretary and Treasurer	400,000	—	73,540	(3)	473,540
Bruce Dressel, Vice President of Acquisitions(4)	315,000	218,960	48,538	(5)	582,498
Jason Wallace, Vice President of Sales(6)	254,100	419,714 (7)	24,349	(8)	698,163

(1)	This number reflects perquisites and other compensation provided to Mr. Hillier, including: medical plan premium payments; health and fitness expenses; 401(k) matching contributions; life/LTD insurance premiums; personal use of a company-leased automobile and other automobile-related expenses; and country club dues. None of the individual perquisites had an incremental cost in excess of the greater of $25,000 or 10% of the total amount of Mr. Hillier’s perquisites.

(2)	This number reflects perquisites and other compensation provided to Ms. Bohlen, including: medical plan premium payments; 401(k) matching contributions; life/LTD insurance premiums; and an automobile allowance. None of the individual perquisites had an incremental cost in excess of the greater of $25,000 or 10% of the total amount of Ms. Bohlen’s perquisites.

(3)	This number reflects perquisites and other compensation provided to Mr. Clarkson, including: medical plan premium payments; health and fitness expenses; 401(k) matching contributions; life/LTD insurance premiums; personal use of a company-owned automobile and other automobile-related expenses; and country club dues. The aggregate incremental cost of Mr. Clarkson’s personal use of a company-owned automobile and other automobile-related expenses was $25,483. None of the other individual perquisites had an incremental cost in excess of the greater of $25,000 or 10% of the total amount of Mr. Clarkson’s perquisites.

(4)	Following December 31, 2010, Mr. Dressel’s title was revised to be Vice President of Product and Equipment Solutions.

(5)	This number reflects perquisites and other compensation provided to Mr. Dressel, including: 401(k) matching contributions; life/LTD insurance premiums; personal use of a company leased automobile;

personal use of company aircraft; and per diem payments for nights spent in Virginia Beach. The aggregate incremental cost of Mr. Dressel’s personal use of company aircraft was $25,014. None of the other individual perquisites had an incremental cost in excess of the greater of $25,000 or 10% of the total amount of Mr. Dressel’s perquisites.

(6)	Following December 31, 2010, Mr. Wallace’s title was revised to be Vice President of Sales and Marketing.

(7)	This number reflects Mr. Wallace’s 2010 performance bonuses of $231,931 and the actual commissions of $187,783 earned by Mr. Wallace for fiscal year 2010.

(8)	This number reflects perquisites and other compensation provided to Mr. Wallace, including: health and welfare premiums; 401(k) matching contributions; life/LTD insurance premiums; and personal use of a company-leased automobile. None of the individual perquisites had an incremental cost in excess of the greater of $25,000 or 10% of the total amount of Mr. Wallace’s perquisites.

2010 Grants of Plan-Based Awards Table

			Estimated Future Payouts
			Under Non-Equity
			Incentive Plan Awards(1)
			Threshold	Target	Max
Name	Type of Award	Grant Date	($)	($)	($)

Luke Hillier	—	—	—	—	—
Patricia Bohlen	Performance Bonus	n/a	—	148,965	—
Daniel Clarkson	—	—	—	—	—
Bruce Dressel	Performance Bonus	n/a	—	218,960	—
Jason Wallace	Performance Bonus	n/a	—	231,931	—
	Commission	n/a	—	195,920	—

(1)	Amounts in this column for Performance Bonus awards represent the target cash bonus amounts for 2010 under our quarterly achievement bonus plan and year-end profitability bonus plan. Amounts in this column for Commission awards represent the target cash commissions for 2010 under our annual commission plan. The foregoing plans are described more fully in “Compensation Discussion and Analysis—Elements of Executive Compensation” above. Performance bonus awards and commission awards have no minimum threshold or maximum cap on payouts. Actual bonuses and commissions paid under the plans for fiscal year 2010 are reflected in the Summary Compensation Table.

Owner-Employee Compensation

In 2010, we were not party to employment agreements with either of Luke Hillier and Daniel Clarkson, our two current equity owners who are also named executive officers. Owner compensation is generally reviewed annually and in 2010 consisted of base salary and certain perquisites and other personal benefits, as described above in the Summary Compensation Table and related footnotes. In addition to compensation received as executive officers, each of our owner-employees received distributions in his capacity as a stockholder of the company in 2010. See “Dividend Policy.” In connection with this offering, we have entered into employment agreements with each of Luke Hillier and Daniel Clarkson. See “New Executive Compensation Plans—2011 Employment Agreements.”

Employment Agreements

Patricia Bohlen.  Effective January 1, 2010, we entered into a 2010 Executive Compensation Plan with Patricia Bohlen, pursuant to which Ms. Bohlen was eligible to receive an annual base salary of $186,186, quarterly achievement bonuses of $11,250 per quarter and a year-end profitability bonus of $103,965. In addition, the 2010 Executive Compensation Plan provided Ms. Bohlen a monthly car allowance of $650. Pursuant to a letter agreement dated March 1, 2011, in connection with the offering of our senior secured notes and this offering, Ms. Bohlen will receive a transaction bonus of $800,000. Two-thirds of Ms. Bohlen’s transaction bonus was paid upon consummation of the offering of our senior secured notes, with the remainder to be paid upon the earlier of (x) the consummation of this offering and (y) December 31, 2011, subject to her continued employment through such payment date. See “Compensation Discussion and Analysis—Transaction Bonuses.”

Bruce Dressel.  Effective August 1, 2008, we entered into an employment agreement with Bruce Dressel, pursuant to which Mr. Dressel receives an annual base salary and bonus, to be agreed upon by us and Mr. Dressel from year to year. In addition, Mr. Dressel’s employment agreement entitles him to an automobile for business use, along with accompanying insurance and maintenance at our expense.

Mr. Dressel’s employment agreement provides that, upon a “Sale of the Company” (as defined below) for a purchase price of at least $100,000,000, we will pay Mr. Dressel a bonus equal to 0.5% of the purchase price and we will extend his employment agreement for a two-year term from the date of such sale. For these purposes, a “Sale of the Company” will occur if either (i) any person or persons or entity or entities (other than family members or family trusts) who do not presently own stock in the company acquire ownership of fifty one percent (51%) or more of the company’s stock or (ii) such persons or entities acquire fifty one (51%) or more of the total gross fair market value of the company’s assets, during the term of Mr. Dressel’s employment. This offering will not be a “Sale of the Company” for purposes of Mr. Dressel’s employment agreement.

In the event of Mr. Dressel’s termination of employment by us without “Cause” or by him for “Good Reason” (each such term as defined below) within two years after the date of a Sale of the Company, Mr. Dressel will be entitled to receive a cash amount equal to 200% of his total compensation for the year preceding the date of termination, payable over the 24-month period following his termination, subject to Mr. Dressel’s continued compliance with the restrictive covenants in his employment agreement. For these purposes, (i) “Cause” shall mean: (a) Mr. Dressel shall have been indicted for a felony; (b) Mr. Dressel shall have been convicted of (or pleaded “guilty” or “nolo contendre” to or shall have been found guilty of) any misdemeanor or summary offense involving fraud, theft, misrepresentation or moral turpitude or any other misdemeanor or summary offense that will, in the opinion of the chief executive officer, determined in good faith, adversely affect in any material respect the company’s prospects or reputation or Mr. Dressel’s ability to perform his obligations or duties to the company; or (c) Mr. Dressel intentionally and continually shall have failed substantially to perform his reasonably assigned duties with the company (other than a failure resulting from Mr. Dressel’s incapacity due to physical or mental illness or from the assignment to Mr. Dressel of duties that would constitute Good Reason), which failure has continued for a period of at least 30 days after a written notice of demand for substantial performance, signed by a duly authorized member of the company, has been delivered to Mr. Dressel; (d) willfully or repeatedly engaged in misconduct or gross negligence in the performance of his duties to the company that has a material detrimental effect on the company; (e) committed an act of fraud, theft, or dishonestly against the company or any act or omission intended to result in the personal enrichment of Mr. Dressel or a relative in violation of his duty of loyalty to the company at the expense, directly or indirectly, of the company; or (f) violates the non-compete provisions within Mr. Dressel’s employment agreement, and (ii) “Good Reason” shall mean the occurrence of any of the following events without Mr. Dressel’s consent: (a) assignment to Mr. Dressel of any duties inconsistent in any material respect with Mr. Dressel’s position (including titles and reporting relationships), authority or responsibilities as contemplated by Mr. Dressel’s employment agreement; (b) any material failure by the company to comply with any of the material provisions regarding Mr. Dressel’s salary, bonus, benefits and amounts payable to Mr. Dressel under his employment agreement; or (c) the relocation or transfer of the Mr. Dressel’s principal office outside a 20 mile radius of the Mr. Dressel’s personal residence location.

Under his employment agreement, Mr. Dressel is subject to non-disclosure and non-disparagement obligations in perpetuity, as well as certain non-competition and non-solicitation obligations during the term of his employment and during the two-year period and one-year period, respectively, following the termination of his employment for any reason.

Effective January 1, 2010, we entered into a 2010 Executive Compensation Plan with Mr. Dressel, pursuant to which Mr. Dressel was eligible to receive an annual base salary of $315,000, quarterly achievement bonuses of $16,250 per quarter and a year-end profitability bonus of $153,960, as described above.

Pursuant to a letter agreement dated March 1, 2011, in connection with the offering of our senior secured notes and this offering, Mr. Dressel will receive a transaction bonuses of $1,100,000. Two-thirds of Mr. Dressel’s transaction bonuses was paid upon consummation of the offering of our senior secured notes, with the remainder to be paid upon the earlier of (x) the consummation of this offering and (y) December 31, 2011, subject to his continued employment through such payment date. See “Compensation Discussion and Analysis—Transaction Bonuses.”

Jason Wallace.  Effective January 1, 2010, and as amended on July 27, 2010 we entered into a 2010 Executive Compensation Plan with Jason Wallace, pursuant to which Mr. Wallace was eligible to receive an annual base salary of $254,100, quarterly achievement bonuses of $17,250 per quarter and a year-end profitability bonus of $162,931, and commissions equal to 0.124% of our company’s overall gross margin, with a target commission for 2010 of $195,920. Pursuant to a letter agreement dated March 1, 2011, in connection with the offering of our senior secured notes and this offering, Mr. Wallace will receive a transaction bonus of $1,540,000. Two-thirds of Mr. Wallace’s transaction bonus was paid upon consummation of the offering of our senior secured notes, with the remainder to be paid upon the earlier of (x) the consummation of this offering and (y) December 31, 2011, subject to his continued employment through such payment date. See “Compensation Discussion and Analysis—Transaction Bonuses.”

Potential Payments upon Termination of Employment or Change in Control

Termination Payments.  Except as described below in “Change in Control Payments,” none of our named executive officers is entitled to receive payments in connection with any termination of employment.

Change in Control Payments.  Prior to January 1, 2011 we were party to bonus award agreements with each of Patricia Bohlen and Jason Wallace, pursuant to which Ms. Bohlen and Mr. Wallace would be entitled to receive 0.25% and 0.7%, respectively, of our “net proceeds” (as defined below) upon a change in control prior to January 1, 2011. For purposes of the bonus award agreements, (i) “net proceeds” is defined as the aggregate value of all cash, securities or other assets or property to be received by the company’s stockholders pursuant to a Sale of the Company and with respect to their company capital stock (other than any balance sheet adjustment) after payment or satisfaction of (a) any company transaction costs and legal and brokers’ fees and expenses incurred in connection with such Sale of the Company, (b) any indebtedness for borrowed money or other long term liability, (c) the value of any employment, non-compete or other agreements entered into with individuals in connection with the Sale of the Company, and (d) the amount of any employee incentive, retention or other bonuses payable in connection with a Sale of the Company; and (ii) “Sale of the Company” is defined as the consummation of any of the following prior to January 1, 2011: (a) a sale, disposition or other transfer of all or substantially all of the assets of the company to a third party unaffiliated with the company, (b) a merger or consolidation of the company with any unaffiliated third party, other than a merger or consolidation effected solely to change the state of incorporation of the company or in which the stockholders of the company immediately prior to such merger or consolidation continue to hold at least 51% of the voting power of the outstanding securities of the surviving entity immediately after such merger or consolidation, or (c) a sale to an unaffiliated third party of at least 51% of the then issued and outstanding shares of capital stock of the company. Assuming we had experienced a change in control as of December 31, 2010, Ms. Bohlen and Mr. Wallace would respectively have been entitled to receive approximately $2,147,044 and $6,011,724 pursuant to their bonus award agreements (calculated assuming that our net proceeds would have been $858,817,734, which is determined based on an aggregate equity value of the company assuming an initial offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus). The actual amounts that would have been received could only have been determined at the time of an actual change in control based on the actual net proceeds received in connection with such change in control which likely would have varied from the amounts provided above. The bonus award agreements terminated pursuant to their terms on January 1, 2011 and were not replaced. No payments will be made under these agreements.

As described above in “Employment Agreements,” Bruce Dressel would be entitled to the payment of a bonus in connection with a change in control if such change in control constitutes a Sale of the Company for a purchase price of at least $100,000,000. Assuming we had experienced a change in control on December 31, 2010, Mr. Dressel would have been entitled to receive approximately $4,542,570 (calculated assuming that our purchase price would have been $908,514,000, which is equal to the aggregate equity value of the company based on an initial offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus). The actual amount that would have been received could only have been determined at the time of an actual Sale of the Company based on the actual net proceeds received in connection with such Sale of the Company which likely would have varied from the amount provided above. In addition, if Mr. Dressel is terminated without Cause or resigns for Good Reason within two years following a Sale of the Company, he would be entitled to receive certain severance payments during the 24 months following such termination, as described above. This offering is not a Sale of the Company for purposes of Mr. Dressel’s 2010 employment agreement. On March 1, 2011, we amended and restated Mr. Dressel’s employment agreement and on May 1, 2011, we further amended and restated Mr. Dressel’s employment agreement to provide that the change of control provision relating to a Sale of the Company will cease to apply upon and following the consummation of this offering.

None of our other named executive officers is entitled to receive payments in connection with a change in control.

New Executive Compensation Plans

In connection with this offering, we intend to adopt certain new executive compensation plans that will cover, among others, our named executive officers, as further described below.

2011 Incentive Award Plan

On July 5, 2011, we adopted, and our shareholders approved, the company’s 2011 Incentive Award Plan, or the 2011 Plan. The principal purpose of the 2011 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2011 Plan is designed to permit us to make equity-based awards and cash-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The principal features of the 2011 Plan are summarized below.

Share Reserve.  Under the 2011 Plan, 9,431,000 shares of our common stock will initially be reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, deferred stock, deferred stock units, dividend equivalent, stock payment and performance awards and other stock-based awards. The maximum number of shares that may be subject to awards granted to any individual under the 2011 Plan in any calendar year is 3,143,666 (and the maximum amount of cash payable to any individual under the 2011 Plan in any calendar year is $2,000,000).

The following counting provisions will be in effect for the share reserve under the 2011 Plan:

•	to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2011 Plan;

•	to the extent that shares of restricted stock awarded under the 2011 Plan are repurchased by us prior to vesting so that such shares are returned to us, such shares will be available for future grants under the 2011 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2011 Plan; and

•	shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2011 Plan subject to the limitations of applicable law and exchange rules as set forth in the 2011 Plan.

Administration.  The compensation committee of our board of directors will administer the 2011 Plan unless our board of directors assumes authority for administration. Except as otherwise determined by our board of directors, the compensation committee will consist of at least two members of our board of directors, each of whom will be intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the New York Stock Exchange or other principal securities market on which shares of our common stock are traded. The 2011 Plan provides that the compensation committee may delegate its authority to grant awards to employees other than our executive officers and certain of our senior executives to a committee consisting of one or more members of our board of directors or one or more of our officers, but such delegation will not be permitted in the case of awards to individuals who are subject to Section 16 of the Exchange Act, “covered employees” (within the meaning of Section 162(m) of the Code) or officers or directors to whom authority to grant awards has been delegated.

Subject to the terms and conditions of the 2011 Plan, the administrator will have the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2011 Plan. The administrator will also be authorized to adopt, amend or rescind rules relating to administration of the 2011 Plan. Our board of directors will have the authority at all times to remove the compensation committee as the administrator and revest in itself the authority to administer the 2011 Plan. The full board of directors will administer the 2011 Plan with respect to awards to non-employee directors.

Eligibility.  The 2011 Plan will provide that options, SARs, restricted stock and all other stock-based and cash-based awards may be granted to individuals who will then be our officers, employees or consultants or the officers, employees or consultants of certain of our subsidiaries. The 2011 Plan will further provide that such awards may also be granted to our directors, but that only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards.  The 2011 Plan will provide that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, deferred stock units, dividend equivalents, performance awards, performance stock units, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. The 2011 Plan will provide that NQSOs may be granted for any term specified by the administrator that does not exceed ten years.

•	Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs will have an exercise price of not less than the fair market value of a share of common stock on the date of grant, will only be granted to employees, and will not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2011 Plan will provide that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and that the ISO must not be exercisable after a period of five years measured from the date of grant.

•	Restricted Stock will be granted to any eligible individual selected by the administrator and will be made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, will be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. The 2011 Plan will provide that restricted stock generally may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, in the administrator’s discretion extraordinary dividends will be subject to the restrictions applicable to restricted stock generally, and will not be released until restrictions are removed or expire.

•	Restricted Stock Units may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. The 2011 Plan provides that, like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Deferred Stock represent the right to receive shares of our common stock on a future date. The 2011 Plan provides that deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•	Deferred Stock Units will be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but may be subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Each Deferred Stock Unit shall entitle the holder thereof to receive one share of Common Stock on the date the Deferred Stock Unit becomes vested or upon a specified settlement date thereafter. The 2011 Plan provides that, like deferred stock, deferred stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike deferred stock, deferred stock units may provide that shares of stock underlying the deferred stock units will not be issued until a specified date or event following the vesting date. Recipients of deferred stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the shares underlying the award have been issued to the holder.

•	Stock Appreciation Rights, or SARs, will be granted in the administrator’s discretion in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2011 Plan will be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to any SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there will be no restrictions specified in the 2011 Plan on the exercise of SARs or the amount of gain realizable therefrom, although the 2011 Plan provides that restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2011 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•	Dividend Equivalents will represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. The 2011 Plan provides that dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

•	Performance Awards, including performance stock units, will be granted by the administrator in its discretion on an individual or group basis. Generally, these awards will be based upon specific performance targets and will be paid in cash or in common stock or in a combination of both. The 2011 Plan provides that performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock and that performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•	Stock Payments will be authorized by the administrator in its discretion in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation on other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control.  In the event of a change in control where the acquiror does not assume or replace granted awards, prior to the consummation of such transaction, the 2011 Plan or the individual award agreement may provide that awards issued under the 2011 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable, upon the consummation of such change in control. In addition, the 2011 Plan provides that awards that are assumed or replaced with equivalent awards shall become fully vested with respect to 100% of the shares covered by the award if the individual’s service with us or the acquiring entity is subsequently terminated within 12 months following the change in control event. The 2011 Plan will also provide that the administrator may make appropriate adjustments to awards under the 2011 Plan and will be authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2011 Plan, a change in control will generally be defined as any transaction or series of transactions which within a 12 month period where:

•	more than 50% of the then outstanding shares of our common stock are redeemed by the company or purchased by any individuals or entities or exchanged for shares in any other corporation whether or not affiliated with the company, or any combination of such redemption, purchase or exchange;

•	more than 50% of the company’s assets are purchased by any individuals or entities whether or not affiliated with the company;

•	the company is merged or consolidated with another corporation regardless of whether the company is the survivor (except any such transaction solely for the purpose of changing the company’s domicile or which does not change the ultimate beneficial ownership of the equity interests in the company); or

•	any substantial equivalent of any such redemption, purchase, exchange, change, transaction or series of transactions, acquisition, merger or consolidation constituting such a change in control.

Adjustments of Awards.  In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other change affecting the number of outstanding shares of our common stock or the share price of our common stock the administrator may make equitable adjustments to reflect such change with respect to:

•	the aggregate number and type of shares subject to the 2011 Plan;

•	the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2011 Plan.

Amendment and Termination.  The 2011 Plan provides that our board of directors or the compensation committee may terminate, amend or modify the 2011 Plan at any time and from time to time. However, the 2011 Plan generally requires us to obtain stockholder approval:

•	to increase the number of shares available under the 2011 Plan (other than in connection with certain corporate events, as described above);

•	to reduce the exercise price of any outstanding stock option or SAR; or

•	to cash out any underwater stock option or SAR.

Expiration Date.  The 2011 Plan will expire on, and no option or other award will be granted pursuant to the 2011 Plan after, July 5, 2021. Any award that will be outstanding on the expiration date of the 2011 Plan will remain in force according to the terms of the 2011 Plan and the applicable award agreement.

Securities Laws and U.S. Federal Income Taxes.  The 2011 Plan is designed to comply with various securities and U.S. federal tax laws as follows:

Securities Laws.  The 2011 Plan is designed to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2011 Plan will be administered, and options will be granted and may be exercised, only in such a manner as is intended to conform to such laws, rules and regulations.

Section 409A of the Code.  The 2011 Plan is designed to comply with the requirements of Section 409A of the Code and, to the extent that awards under the 2011 Plan are considered “nonqualified deferred compensation” for purposes of Section 409A of the Code and will be subject to the additional requirements regarding the payment of deferred compensation imposed by Section 409A of the Code, such awards will be intended to be exempt from or to comply with Section 409A of the Code.

Section 162(m) of the Code.  The 2011 Plan is designed to provide for awards that are exempt from the requirements of Section 162(m) of the Code which generally provides that income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation, but provides that the deduction limit will not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2011 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations that are privately held and that subsequently become publicly held as a result of an initial public offering, the 2011 Plan will not be subject to Section 162(m) until a specified transition date, which is the earliest of:

•	the material modification of the 2011 Plan;

•	the issuance of all of the shares of our common stock reserved for issuance under the 2011 Plan;

•	the expiration of the 2011 Plan; or

•	the first stockholders meeting at which members of our board of directors are elected during 2015.

After the transition date, rights or awards granted under the 2011 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which have been disclosed to and approved by our stockholders. Thus, after the transition date, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2011 Plan.

IPO 2011 Plan Awards.  Effective as of the date of this prospectus, we intend to grant equity awards pursuant to the 2011 Plan, to our non-employee directors and certain of our employees (including Patricia Bohlen, William A. Roper, Jr., Jason Wallace and Bruce Dressel), as further described below.

All Employee Awards.  On the date of the consummation of this offering, we intend to grant restricted stock unit awards to certain of our employees, which we refer to herein as the “All Employee Awards.” Each All Employee Award will be issued pursuant to the 2011 Plan and will vest in its entirety on the first anniversary of the consummation of this offering, subject to the employee’s continued employment through the vesting date. We expect that the aggregate number of shares subject to All Employee Awards will not exceed 7,000 shares.

IPO Management Awards.  Effective as of the date of this prospectus, we also intend to grant restricted stock (or restricted stock unit) awards and stock option awards to certain of our management employees (including Patricia Bohlen, William A. Roper, Jr., Jason Wallace and Bruce Dressel), which we refer to herein as the “IPO Management Awards” with respect to an aggregate of 3,749,680 shares of our common stock. One-third of each IPO Management Award will consist of restricted stock (or restricted stock unit) awards and two-thirds of each IPO Management Award will consist of stock option awards (based on the number of shares subject to each type of award). The restricted stock (or restricted stock unit) component of the IPO Management Awards will be in the form of restricted stock for approximately 13 employees (including Patricia Bohlen, William A. Roper, Jr., Jason Wallace and Bruce Dressel) and in the form of restricted stock units for other management employees. Each IPO Management Award will be issued pursuant to the 2011 Plan and, subject to the management employee’s continued employment through the applicable vesting date, will generally vest in quarterly installments on the first day of the last month of each of the first 16 calendar quarters immediately following June 1, 2011 (other than the IPO Management Award for William Roper which will vest over 12 calendar quarters); provided that the first two quarterly installments of the restricted stock awards to be granted to management employees who are subject to an underwriters’ lock-up in connection with this offering will not vest until the first business day following the expiration of such lock-up period or the first business day thereafter that is not subject to transfer restrictions pursuant to our insider trading policy. In addition, the exercise price per share of our common stock subject to the IPO Management Award stock options will be equal to the initial public offering price of our common stock in this offering and each such stock option shall have a maximum term of 10 years.

Non-Employee Director Awards.  As described below in “Director Compensation Policies,” pursuant to the non-employee director compensation program which we have adopted in connection with this offering, each of our non-employee directors (Messrs. Dail, Hirschbiel, LaRose and Rutter) will receive an equity or equity-based compensation award with a fair market value on the date of the grant of $100,000 upon his or her initial election to our board of directors. We have not granted any such awards to date and, accordingly, effective as of the date of this prospectus, each of our non-employee directors will be granted deferred stock units with respect to shares of our common stock having a fair market value of $100,000. We refer to these awards herein as the “IPO Non-Employee Director Awards.” Each IPO Non-Employee Director Award will be issued pursuant to the 2011 Plan and will be fully-vested as of the date of grant, but the shares of common stock subject to such IPO Non-Employee Director Award will not be issued to the non-employee director until the six-month anniversary of the date of the non-employee director’s termination of directorship.

Executive Bonus Plan.  On July 5, 2011, we adopted, and our stockholders approved, our Senior Executive Incentive Bonus Plan, or the Executive Bonus Plan. The Executive Bonus Plan is designed to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of us and our stockholders and to enable us to attract and retain highly qualified executives.

The Executive Bonus Plan is an incentive bonus plan under which certain key executives, including our named executive officers, will be eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses will generally be payable under the Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Executive Bonus Plan based upon such other terms and conditions as the compensation committee may in its discretion determine.

Performance goals under the Executive Bonus Plan will relate to one or more financial, operational or other metrics with respect to individual or company performance with respect to us or any of our subsidiaries, including but not limited to: net earnings or losses (either before or after one or more of the following: interest, taxes, depreciation and amortization); gross or net sales or revenue; revenue growth or product revenue growth; net income (either before or after taxes); adjusted net income; operating income (either before or after taxes); operating earnings or profit; pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); cash flow (including, but not limited to, operating cash flow and free cash flow); return on assets or net assets; return on capital; return on stockholders’ equity; total stockholder return; return on sales; gross or net profit or operating margin; costs or reduction in costs; funds from operations; expenses; working capital; earnings or loss per share; adjusted earnings per share; price per share of common stock; appreciation in and/or maintenance of the price of our common stock or any other publicly-traded securities; economic value-added models or equivalent metrics; comparisons with various stock market indices; regulatory achievements and compliance; implementation or completion of critical projects; market share; customer satisfaction; customer growth; employee satisfaction; recruiting and maintaining personnel; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of our products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of our products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements); financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of our equity or debt securities; factoring transactions; sales or licenses of our assets, including our intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; and recruiting and maintaining personnel and economic value, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

The Executive Bonus Plan will be administered by the compensation committee. The compensation committee will select the participants in the Executive Bonus Plan and the performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant’s annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. The Executive Bonus Plan will provide that we may amend or terminate the Executive Bonus Plan at any time in our sole discretion. Any amendments to the Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation. The Executive Bonus Plan will expire on the earlier of:

•	the material modification of the Executive Bonus Plan; or

•	the first stockholders meeting at which members of our board of directors are elected during 2015.

2011 Employment Agreements

Luke Hillier Employment Agreement

On July 1, 2011, we entered into an employment agreement with Luke Hillier, which we refer to herein as the Hillier Employment Agreement, pursuant to which, effective as of the consummation of this offering, Mr. Hillier will serve as our Chief Executive Officer for an initial three-year term, which term shall automatically renew for successive one-year extension terms unless either party provides notice of non-extension no later than ninety days prior to the expiration of the then-applicable term.

Under the Hillier Employment Agreement, during the term Mr. Hillier will receive an annual base salary of at least $570,000, will be eligible to receive an annual performance-based cash bonus in an amount equal to 100% of his base salary (which may be increased at the discretion of the board of directors), will be eligible to participate in our employee benefit plans and will be entitled to four weeks of vacation and five days of personal leave each year.

In addition, pursuant to Luke Hillier’s employment agreement, the company will cause Mr. Hillier to be appointed or elected to the board of directors, and, during the term of the agreement, the board of directors will propose Mr. Hillier for re-election to the board.

In the event of Mr. Hillier’s termination of employment by us without “Cause” or by him for “Good Reason” (each such term as defined below), the Hillier Employment Agreement provides that Mr. Hillier will be entitled to receive cash severance payments equal to the sum of his annual base salary and target annual bonus for the year of such termination, payable in installments over the one-year period following such termination (or, in the event such termination occurs within the twelve-month period immediately following a “Change in Control” (as such term is defined above under the heading “2011 Incentive Award Plan”), cash severance payments equal to two times the sum of his annual base salary and target annual bonus for the year of such termination, payable in a lump sum), subject to Mr. Hillier’s execution and non-revocation of a waiver and release of claims agreement, and subject to Mr. Hillier’s continued compliance with the restrictive covenants set forth in the Hillier Employment Agreement. Following such termination, Mr. Hillier will also be entitled to receive a pro rata portion, based on the duration of employment in the year such termination occurs, of the annual bonus paid to Mr. Hillier for the year preceding the year in which such termination occurs, payable in installments over the one-year period following such termination (or in a lump sum in the event such termination occurs within the twelve-month period immediately following a Change in Control). Additionally, Mr. Hillier and his eligible dependents will have access to continued coverage in our group health plans (or reimbursement of comparable health coverage) during the one-year period following such termination.

In the event of Mr. Hillier’s termination of employment as a result of his death or disability, the Hillier Employment Agreement provides that Mr. Hillier will be entitled to receive a pro rata annual bonus for the year in which such termination occurs, payable based on our actual performance at the time such annual bonus would have been paid had Mr. Hillier remained employed through the end of such year. Additionally, Mr. Hillier and his eligible dependents will have access to continued coverage in our group health plans (or reimbursement of comparable health coverage) during the one-year period following such termination.

Under the Hillier Employment Agreement, Mr. Hillier is subject to confidentiality, non-disclosure and non-disparagement obligations in perpetuity, as well as certain non-competition and non-solicitation obligations during the term of his employment and during the one-year period following the termination of his employment for any reason.

For purposes of the Hillier Employment Agreement, (a) “Cause” is defined as (i) Mr. Hillier’s repeated and willful failure to substantially perform the duties set forth in the Hillier Employment Agreement (other than any such failure resulting from Mr. Hillier’s disability or any inability to engage in any substantial gainful activity that could reasonably be expected to result in disability) which results in material harm to us and is not remedied within 30 days after his receipt of written notice specifying such failure; (ii) Mr. Hillier’s repeated and willful failure to carry out, or comply with, in any material respect any lawful and reasonable directive of our board of directors not inconsistent with the terms of the Hillier Employment Agreement, which is not remedied within 30 days after his receipt of written notice specifying such failure; or (iii) Mr. Hillier’s commission at any time of any act or omission that results in or would reasonably be expected to result in a conviction, plea of no contest or plea of nolo contendere for any felony or crime involving moral turpitude; (b) “Good Reason” is defined as the occurrence, without Mr. Hillier’s prior written consent of (i) a material diminution in the nature or scope of Mr. Hillier’s responsibilities, duties or authority, or a material diminution in his title or the assignment to him of duties that are inconsistent with his position as chief executive officer; (ii) a reduction of Mr. Hillier’s annual base salary or annual bonus or our failure to make any payment or provide any benefit under the Hillier Employment Agreement; (iii) our breach of the Hillier Employment Agreement; (iv) a material change in the geographic location at which Mr. Hillier must perform his material services hereunder (which shall in no event include a relocation of Mr. Hillier’s principal place of business less than 20 miles from the Virginia Beach, Virginia metropolitan area); or (v) the assignment to Mr. Hillier of any duties materially inconsistent in any respect with his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by the Hillier Employment Agreement, or any other action by us which results in a material diminution of such position, authority, duties or responsibilities; provided that in each case, Mr. Hillier has provided us with 30 days prior written notice of his intent to resign for Good Reason and we have not remedied the alleged violation(s) within such 30-day period.

Daniel Clarkson Employment Agreement

On July 1, 2011, we entered into an employment agreement with Daniel Clarkson, which we refer to herein as the Clarkson Employment Agreement, pursuant to which, effective as of the consummation of this offering, Mr. Clarkson will serve as our Chief Operating Officer, Secretary and Treasurer for an initial three-year term, which term shall automatically renew for successive one-year extension terms unless either party provides notice of non-extension no later than ninety days prior to the expiration of the then-applicable term.

Under the Clarkson Employment Agreement, during the term Mr. Clarkson will receive an annual base salary of at least $470,000, will be eligible to receive an annual performance-based cash bonus in an amount equal to 100% of his base salary (which may be increased at the discretion of the board of directors), will be eligible to participate in our employee benefit plans and will be entitled to four weeks of vacation and five days of personal leave each year.

In the event of Mr. Clarkson’s termination of employment by us without “Cause” or by him for “Good Reason” (each such term as defined below), the Clarkson Employment Agreement provides that Mr. Clarkson will be entitled to receive cash severance payments equal to the sum of his annual base salary and target annual bonus for the year of such termination, payable in installments over the one-year period following such termination (or, in the event such termination occurs within the twelve-month period immediately following a “Change in Control” (as such term is defined above under the heading “2011 Incentive Award Plan”), cash severance payments equal to two times the sum of his annual base salary and target annual bonus for the year of such termination, payable in a lump sum), subject to Mr. Clarkson’s execution and non-revocation of a waiver and release of claims agreement, and subject to Mr. Clarkson’s continued compliance with the restrictive covenants set forth in the Clarkson Employment Agreement. Following such termination, Mr. Clarkson will also be entitled to receive a pro rata portion, based on the duration of employment in the year such termination occurs, of the annual bonus paid to Mr. Clarkson for the year preceding the year in which such termination occurs, payable in installments over the one-year period following such termination (or in a lump sum in the event such termination occurs within the twelve-month period immediately following a Change in Control). Additionally, Mr. Clarkson and his eligible dependents will have access to continued coverage in our group health plans (or reimbursement of comparable health coverage) during the one-year period following such termination. change, transaction or series of transactions, acquisition, merger or consolidation constituting such a change in control.

In the event of Mr. Clarkson’s termination of employment as a result of his death or disability, the Clarkson Employment Agreement provides that Mr. Clarkson will be entitled to receive a pro rata annual bonus for the year in which such termination occurs, payable based on our actual performance at the time such annual bonus would have been paid had Mr. Clarkson remained employed through the end of such year. Additionally, Mr. Clarkson and his eligible dependents will have access to continued coverage in our group health plans (or reimbursement of comparable health coverage) during the one-year period following such termination.

Under the Clarkson Employment Agreement, Mr. Clarkson is subject to confidentiality, non-disclosure and non-disparagement obligations in perpetuity, as well as certain non-competition and non-solicitation obligations during the term of his employment and during the one-year period following the termination of his employment for any reason.

For purposes of the Clarkson Employment Agreement, (a) “Cause” is defined as (i) Mr. Clarkson’s repeated and willful failure to substantially perform the duties set forth in the Clarkson Employment Agreement (other than any such failure resulting from Mr. Clarkson’s disability or any inability to engage in any substantial gainful activity that could reasonably be expected to result in disability) which results in material harm to us and is not remedied within 30 days after his receipt of written notice specifying such failure; (ii) Mr. Clarkson’s repeated and willful failure to carry out, or comply with, in any material respect any lawful and reasonable directive of our board of directors not inconsistent with the terms of the Clarkson Employment Agreement, which is not remedied within 30 days after his receipt of written notice specifying such failure; or (iii) Mr. Clarkson’s commission at any time of any act or omission that results in or would reasonably be expected to result in a conviction, plea of no contest or plea of nolo contendere for any felony or crime involving moral turpitude; and (b) “Good Reason” is defined as the occurrence, without Mr. Clarkson’s prior written consent of (i) a material diminution in the nature or scope of Mr. Clarkson’s responsibilities, duties or authority, or a material diminution in his title or the assignment to him of duties that are inconsistent with his position; (ii) a reduction of Mr. Clarkson’s annual base salary or annual bonus or our failure to make any payment or provide any benefit under the Clarkson Employment Agreement; (iii) our breach of the Clarkson Employment Agreement; (iv) a material change in the geographic location at which Mr. Clarkson must perform his material services hereunder (which shall in no event include a relocation of Mr. Clarkson’s principal place of business less than 20 miles from the Virginia Beach, Virginia metropolitan area); or (v) the assignment to Mr. Clarkson of any duties materially inconsistent in any respect with his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by the Clarkson Employment Agreement, or any other action by us which results in a material diminution of such position, authority, duties or responsibilities; in each case, provided that Mr. Clarkson has provided us with 30 days prior written notice of his intent to resign for Good Reason and we have not remedied the alleged violation(s) within such 30-day period.

William Roper Employment Agreement

On July 13, 2011, we entered into an employment agreement with William A. Roper, Jr., which we refer to herein as the Roper Employment Agreement, pursuant to which, effective June 13, 2011, Mr. Roper will serve as our President and Principal Financial Officer for a two-year term. Upon the expiration of such term, Mr. Roper will provide services to us as a non-employee consultant for an additional one-year period, unless otherwise mutually agreed between the parties.

Under the Roper Employment Agreement, during the two-year employment term Mr. Roper will receive an annual base salary of at least $400,000, will be eligible to receive an annual performance-based cash bonus in an amount equal to 100% of his base salary (which may be increased at the discretion of the board of directors), will be eligible to participate in our employee benefit plans and will be entitled to four weeks of vacation each year. In addition, until such date as Mr. Roper obtains a permanent residence in the Virginia Beach, Virginia metropolitan area, Mr. Roper will be eligible for reimbursement of reasonable temporary housing costs in the Virginia Beach, Virginia metropolitan area and for reasonable commuting expenses incurred between Mr. Roper’s current residence in California and the Virginia Beach, Virginia metropolitan area (including reimbursement of any taxes imposed on Mr. Roper in connection with such reimbursements). The Roper Employment Agreement further provides that during the consulting period following the expiration of the employment term, Mr. Roper will receive consulting fees at a rate of at least $100,000 per annum and Mr. Roper’s equity awards, described below, will continue to vest during the consulting period.

The Roper Employment Agreement provides that, in connection with the consummation of this offering, Mr. Roper will receive equity awards, pursuant to the terms of the 2011 Plan, consisting of a restricted stock award covering 299,137 shares of our common stock and a non-qualified stock option to purchase 598,273 shares of our common stock. Mr. Roper’s equity awards will generally vest in quarterly installments over the three-year period following June 1, 2011 (provided that any restricted stock that would otherwise have vested prior to the expiration of the underwriter lock-up period shall vest on the first business day following such expiration or the first business day thereafter that is not subject to transfer restrictions pursuant to any insider trading policy established by us). Pursuant to the Roper Employment Agreement, in the event of Mr. Roper’s termination of employment by us without “Cause” or by him for “Good Reason” (each as defined below) or a Change in Control (as defined above under the heading “2011 Incentive Award Plan”) occurs prior to the grant of the equity awards, or if this offering is not consummated prior to June 13, 2012, then we will negotiate in good faith with Mr. Roper to replace the equity awards with another equity award or a cash award with comparable economic value. Any portion of the equity awards that is unvested as of the date of Mr. Roper’s termination by us without Cause or by Mr. Roper for Good Reason or due to death or disability shall vest on the date of termination (or the first business day thereafter that is not subject to lock-up or black-out restrictions).

In the event of Mr. Roper’s termination of employment as an executive by us without “Cause” or by him for “Good Reason,” the Roper Employment Agreement provides that Mr. Roper will be entitled to receive cash severance payments equal to the sum of his annual base salary and target annual bonus for the year of such termination, payable in installments over the one-year period following such termination (or payable in a lump sum in the event that such termination occurs within the twelve-month period immediately following a Change in Control), subject to Mr. Roper’s execution and non-revocation of a waiver and release of claims agreement, and subject to Mr. Roper’s continued compliance with the restrictive covenants set forth in the Roper Employment Agreement. Following such termination, Mr. Roper will also be entitled to receive a pro rata portion, based on the duration of employment in the year such termination occurs, of the annual bonus paid to Mr. Roper for the year preceding the year in which such termination occurs, payable in installments over the one-year period following such termination (or in a lump sum in the event that such termination occurs within the twelve-month period immediately following a Change in Control). Additionally, Mr. Roper and his eligible dependents will have access to continued coverage in our group health plans (or reimbursement of comparable health coverage) during the one-year period following such termination.

In the event of Mr. Roper’s termination of employment as a result of his death or disability, the Roper Employment Agreement provides that Mr. Roper will be entitled to receive a pro rata annual bonus for the year in which such termination occurs, payable based on our actual performance at the time such annual bonus would have been paid had Mr. Roper remained employed through the end of such year. Additionally, Mr. Roper and his eligible dependents will have access to continued coverage in our group health plans (or reimbursement of comparable health coverage) during the one-year period following such termination.

In the event of Mr. Roper’s termination of employment without Cause, for Good Reason or as a result of his death or disability, any unvested portion of his equity awards will vest in full upon the expiration of any current black-out period or underwriter lock-up period (and in any event no later than the six-month anniversary of his termination) or on such earlier date as may be agreed to between the parties.

Under the Roper Employment Agreement, Mr. Roper is subject to confidentiality, non-disclosure and non-disparagement obligations in perpetuity, as well as certain non-competition and non-solicitation obligations during the term of his employment and during the one-year period following the termination of his employment for any reason.

For purposes of the Roper Employment Agreement, (a) “Cause” is defined as (i) Mr. Roper’s willful failure to substantially perform the duties set forth in the Roper Employment Agreement (other than any such failure resulting from Mr. Roper’s disability or any inability to engage in any substantial gainful activity that could reasonably be expected to result in disability) which is not remedied within 30 days after his receipt of written notice specifying such failure; (ii) Mr. Roper’s willful failure to carry out, or comply with, in any material respect any lawful and reasonable directive of our board of directors not inconsistent with the terms of the Roper Employment Agreement, which is not remedied within 30 days after his receipt of written notice specifying such failure; or (iii) Mr. Roper’s commission at any time of any act or omission that results in a conviction, plea of no contest or plea of nolo contendere for any felony or crime involving moral turpitude; and (b) “Good Reason” is defined as the occurrence, without Mr. Roper’s prior written consent of (i) a material diminution in the nature or scope of Mr. Roper’s responsibilities, duties or authority, or a material diminution in his title; (ii) a diminution of Mr. Roper’s annual base salary or annual bonus opportunity;

(iii) our failure to make any payment or provide any benefit under the Roper Employment Agreement; (iv) our breach of the Roper Employment Agreement; (v) a material change in the geographic location at which Mr. Roper must perform his material services hereunder (which shall in no event include a relocation of Mr. Roper’s principal place of business less than 50 miles from the Virginia Beach, Virginia metropolitan area); (vi) the assignment to Mr. Roper of any duties materially inconsistent in any respect with his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by the Roper Employment Agreement, or any other action by us which results in a material diminution of such position, authority, duties or responsibilities; or (vii) the failure for any reason of Luke Hillier to continue to serve as our chief executive officer; in each case, provided that Mr. Roper has provided us with 30 days prior written notice of his intent to resign for Good Reason and we have not remedied the alleged violation(s) within such 30-day period.

Compensation Risk Analysis

We have analyzed our compensation programs and policies and determined that those programs and policies are not reasonably likely to have a material adverse effect on us.

DIRECTOR COMPENSATION

2010 Director Compensation

None of our directors received any compensation in connection with his services as a director in 2010. In 2010, our board of directors was comprised of Luke Hillier, Daniel Clarkson and R. Scott LaRose. Mr. Hillier and Mr. Clarkson were employees of the company in 2010. For a description of their compensation received as employees of the company please see the Summary Compensation Table and related narrative disclosure under “Executive Compensation—Summary Compensation Table.” Mr. LaRose was not an employee of the company in 2010 and did not receive any director’s fees or other compensation for his services as a director in 2010. Although our directors did not receive any compensation for their services as directors in 2010, each of our directors received distributions in his capacity as a stockholder of the company in 2010. See “Dividend Policy.”

Director Compensation Policies

In connection with this offering, we have adopted a non-employee director compensation program pursuant to which each non-employee director will receive an annual cash retainer, payable in equal quarterly installments, in the amount of $40,000; additional annual cash retainer fees of $15,000 to $25,000 for the chairpersons of our audit, compensation and nominating and corporate governance committees; and of additional annual cash retainer fees of $5,000 to $10,000 for the non-chairperson members of such committees. In addition, each non-employee director will receive an equity or equity-based compensation award with a fair market value of $100,000 upon his or her initial election to our board of directors (pro-rated for any partial year of service) and equity or equity-based compensation awards with a fair market value of $80,000 each year thereafter that the individual continues to serve as a non-employee director.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides certain information regarding the beneficial ownership of our outstanding capital stock as of July 15, 2011 for:

•	each of the executive officers named in the Summary Compensation Table;

•	each of our directors and director nominees;

•	all of our directors and executive officers as a group;

•	each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis; and

•	each of the selling stockholders.

The percentage of ownership indicated before this offering is based on 44,442,000 shares of common stock outstanding on July 15, 2011.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of July 15, 2011 and not subject to repurchase as of that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Unless otherwise noted, the address for each director and executive officer is 621 Lynnhaven Parkway, Suite 400, Virginia Beach, Virginia 23452.

	Shares			Shares
	Beneficially Owned		Shares to be	Beneficially Owned
	Prior to This Offering		Sold in This	After This Offering
Name and Address of Owner	Number	Percent	Offering	Number	Percent

Executive Officers and Directors
Luke Hillier(1)(8)*	25,962,000	58.42%	1,752,600	24,209,400	44.5%
Daniel Clarkson(2)(8)*	7,392,000	16.63%	498,900	6,893,100	12.7%
Patricia Bohlen(3)	—	—	—	56,088	**
Jason Wallace(4)	—	—	—	252,397	**
Bruce Dressel(5)	—	—	—	153,194	**
Lieutenant General (Ret.) Robert T. Dail	—	—	—	—	—
Paul O. Hirschbiel	—	—	—	—	—
R. Scott LaRose(6)(8)*	11,088,000	24.95%	748,500	10,339,500	19.0%
William A. Roper, Jr.(7)	—	—	—	897,410	1.6%
C. Arthur “Brother” Rutter III	—	—	—	—	—

All Executive Officers and Directors as a Group	44,442,000	100.00%	3,000,000	42,801,089	77.7%

*	Beneficial Owners of 5% or More of the Outstanding Common Stock of ADS Tactical, Inc.

**	Less than 1%.

(1)	This amount includes 519,240 shares of our common stock that Mr. Hillier transferred to the Luke M. Hillier 2010 Grantor Retained Annuity Trust, for which Mr. Hillier serves as settlor and trustee. Pursuant to SEC rules, Mr. Hillier is deemed to have beneficial ownership of these shares. If the underwriters’ exercise their option to purchase additional shares of our common stock, Mr. Hillier will sell an additional 1,051,560 shares of our common stock in this offering and following the offering will beneficially own 23,157,840 shares, or 42.5% of our common stock.

(2)	This amount includes 147,840 shares of our common stock that Mr. Clarkson transferred to the Daniel J. Clarkson 2010 Grantor Retained Annuity Trust, for which Mr. Clarkson serves as settlor and trustee. Pursuant to SEC rules, Mr. Clarkson is deemed to have beneficial ownership of these shares. If the underwriters’ exercise their option to purchase additional shares of our common stock, Mr. Clarkson will sell an additional 299,340 shares of our common stock in this offering and following the offering will beneficially own 6,593,760 shares, or 12.1% of our common stock.

(3)	This amount includes 49,856 shares of restricted stock to be granted upon consummation of this offering and options to purchase 6,232 shares of our common stock that will become fully vested and exercisable within 60 days of July 15, 2011 (which represents the first portion of the option award to be granted to Ms. Bohlen upon the consummation of this offering that vests on September 1, 2011).

(4)	This amount includes 224,353 shares of restricted stock to be granted upon consummation of this offering and options to purchase 28,044 shares of our common stock that will become fully vested and exercisable within 60 days of July 15, 2011 (which represents the first portion of the option award to be granted to Mr. Wallace upon the consummation of this offering that vests on September 1, 2011).

(5)	This amount includes 136,172 shares of restricted stock to be granted upon consummation of this offering and options to purchase 17,022 shares of our common stock that will become fully vested and exercisable within 60 days of July 15, 2011 (which represents the first portion of the option award to be granted to Mr. Dressel upon the consummation of this offering that vests on September 1, 2011).

(6)	This amount includes 166,320 shares of our common stock that Mr. LaRose transferred to the R. Scott LaRose 2010 Grantor Retained Annuity Trust, for which Mr. LaRose serves as settlor and trustee. Pursuant to SEC rules, Mr. LaRose is deemed to have beneficial ownership of these shares. If the underwriters’ exercise their option to purchase additional shares of our common stock, Mr. LaRose will sell an additional 449,100 shares of our common stock in this offering and following the offering will beneficially own 9,890,400 shares, or 18.2% of our common stock.

(7)	This amount includes 299,137 shares of restricted stock to be granted upon consummation of this offering and options to purchase 598,273 shares of common stock that may become fully vested and exercisable within 60 days of July 15, 2011.

(8)	The existing stockholders have agreed pursuant to the stockholders agreement to vote for all our directors as selected pursuant to that agreement. See “Risk Factors—Risks Related to Our Common Stock—Upon completion of this offering, the selling stockholders will continue to have significant influence over all matters submitted to a stockholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our common stock” and “Description of Capital Stock—Stockholders Agreement.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Related Person Transaction Policy

In connection with this offering, our board of directors will adopt a code of ethics that applies to all of our directors, officers and employees, including our chief executive officer. Our code of ethics will prohibit all conflicts of interest unless they have been approved or ratified by a majority of the independent directors on our board of directors (and the audit committee of our board of directors). This code of ethics will be available on our website. Our board of directors will adopt a written policy with respect to related party transactions prior to the consummation of this offering.

Pursuant to our related person transaction policy, any Related Person Transaction, including any arrangement or transaction existing on the date of this offering that is expected to continue in the future, must be approved or ratified by a majority of the independent directors on our board of directors and by our audit committee. In determining whether to approve or ratify a transaction with Related Persons, our independent directors and our audit committee may consider, among other things: (i) whether the terms of the transaction are fair to us and would apply on the same basis if the other party to the transaction did not involve a Related Person; (ii) whether there are compelling business reasons for us to enter into the transaction; (iii) whether the transaction would impair the independence of an otherwise independent director; and (iv) whether the transaction presents an improper conflict of interest, taking into account the size of the transaction, the overall financial position of the Related Person, the direct or indirect nature of his or her interest in the transaction and the ongoing nature of any proposed relationship and any other factors our board of directors and our audit committee deem relevant.

Under our related person transaction policy, a “Related Person Transaction” is any transaction, arrangement or relationship between us or any of our subsidiaries and a Related Person that involves or is expected to involve more than $120,000. A “Related Person” is any of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, a partner or principal or in a similar position or in which such person has a 5% or greater beneficial interest in such entity.

Transactions with Related Persons That We Believe Will Continue in the Future

Below are historical transactions with Related Persons that we believe will continue in the future, subject to our Related Person Transaction policy and subject to approval or ratification by a majority of the independent directors on our board of directors and our audit committee.

Tactical Distributors, LLC

Tactical Distributors, LLC, or “Tactical Distributors,” is a wholesale distributor of tactical and operational equipment that sells primarily to non-government customers, including small resellers and individuals making purchases for recreational use. From time to time, we sell certain of our products to Tactical Distributors, which then resells these products to its customers. Occasionally, we purchase some of the products that we sell to our customers from Tactical Distributors. Due to restrictions in many of the agreements we have with certain of our vendors, we cannot sell certain products into the commercial market using our preferred government prices. To sell to non-government, commercial customers, we would have to obtain different pricing terms from our vendors, institute significant internal pricing controls and give our vendors audit visibility into our sales records to assure compliance with these vendor restrictions. We determined that implementing these operational controls and procedures was not cost-effective for the company and was not aligned with our core business strategy. Therefore, our stockholders established Tactical Distributors to transact these sales to non-government customers. The items that we sell to Tactical Distributors are limited to those that are not subject to customer restrictions by any vendor agreement. Sales to Tactical Distributors and purchases from Tactical Distributors have historically been at cost. In addition, in the past, our staff has assisted with the accounting and bookkeeping of Tactical Distributors in exchange for a monthly fee of $1,000. Our staff no longer provides assistance with the accounting and bookkeeping of Tactical Distributors.

For the years ended December 31, 2008, 2009 and 2010, we had sales to Tactical Distributors in the amounts of $1,141,734 and $1,775,451 and $1,793,383 respectively, and purchases from Tactical Distributors in the amounts of $147,394, $1,415,843 and $541,834, respectively. At December 31, 2008, 2009 and 2010, we had cash advances to Tactical Distributors in the amounts of $13,346, $39,686 and $13,804, respectively. At December 31, 2008, 2009 and 2010, we had accounts receivable from Tactical Distributors of $301,898, $253,214 and $227,651, respectively, and accounts payable of $4,617, $9,409 and $3,828, respectively. For the three months ended March 31, 2011, we had sales to and purchases from Tactical Distributors in the amounts of $289,525 and $44,562, respectively. At March 31, 2011, we had cash advances to Tactical Distributors of $1,020, accounts receivable from and accounts payable to Tactical Distributors of $376,827 and $18,183, respectively. As of the date of this prospectus, all advances to Tactical Distributors have been repaid. In 2008, Tactical Distributors was owned by Daniel Clarkson, Luke Hillier, Michael Hillier, Jr. and R. Scott LaRose, in the amounts of 16.64%, 50.08%, 16.64% and 16.64%, respectively. From 2009 to the date of this prospectus, Tactical Distributors has been owned by Daniel Clarkson, Luke Hillier and R. Scott LaRose in the amounts of 16.63%, 58.42% and 24.95%, respectively. Daniel Clarkson is our Chief Operating Officer and a member of our board of directors. Luke Hillier is our Chief Executive Officer and chairman of our board of directors. Michael Hillier, Jr. is Luke Hillier’s brother. R. Scott LaRose is a member of our board of directors.

Arrangements Relating to Aircraft

Tactical Air, LLC

We lease three aircraft from Tactical Air, LLC, or “Tactical Air.” Tactical Air owns the aircraft that we lease in order to facilitate our compliance with Federal Aviation Administration rules and regulations. ADS and Mythics are the only entities that lease aircraft from Tactical Air. We believe the fees that we paid to Tactical Air were favorable as compared to the fees and expenses that would have been incurred for comparable services from an independent third-party provider. For the years ended December 31, 2008, 2009 and 2010, we purchased $255,190, $201,786 and $158,954 of services from Tactical Air, respectively. At December 31, 2008, 2009 and 2010, we had accounts payable to Tactical Air of $45,790, $670 and $43,108, respectively. At December 31, 2009, we had cash advances due from Tactical Air of $16,400 for an invoice that we paid on behalf of Tactical Air. For the three months ended March 31, 2011, we had purchases of $61,267 from Tactical Air. At March 31, 2011, we had accounts payable to Tactical Air of $10,034. At December 31, 2010, we did not have any cash advances due from Tactical Air. We also had transactions with Tactical Air for each of the years ended December 31, 2008 and 2009 that we treated as of compensation to certain of our executive officers. In 2008, each of Luke Hillier, Michael Hillier, Jr. and R. Scott LaRose owned 33% of Tactical Air. In 2009, Tactical Air was owned 50% by Luke Hillier and 50% by R. Scott LaRose. From January 1, 2010 to the date of this prospectus, Tactical Air has been owned by Daniel Clarkson, Luke Hillier and R. Scott LaRose in the amounts of 16.64%, 41.68% and 41.68%, respectively.

Tactical Hawker, LLC

We lease an aircraft from Tactical Hawker, LLC, or “Tactical Hawker.” Tactical Hawker owns the aircraft that we lease in order to facilitate our compliance with Federal Aviation Administration rules and regulations. ADS and Mythics are the only entities that lease aircraft from Tactical Hawker. We believe the fees that we paid to Tactical Hawker were favorable as compared to the fees and expenses that would have been incurred for comparable services from an independent third-party provider. For the year ended December 31, 2008, we had cash advances due to Tactical Hawker of $52,005. For the years ended December 31, 2008, 2009 and 2010, we had purchases from Tactical Hawker in the amounts of $32,149, $443,160 and $647,513, respectively. At December 31, 2009 and 2010, we had accounts payable to Tactical Hawker of $120,625 and $7,177, respectively. For the three months ended March 31, 2011, we had purchases from Tactical Hawker in the amount of $177,868. At March 31, 2011, we had accounts payable to Tactical Hawker of $14,422. We also had transactions with Tactical Hawker for each of the years ended December 31,

2008 and 2009 that we treated as compensation to certain of our executive officers. In 2008, Tactical Hawker was owned by Daniel Clarkson, Luke Hillier, Michael Hillier, Jr. and R. Scott LaRose in the amounts of 16.64%, 50.08%, 16.64% and 16.64%, respectively. From 2009 to the date of this prospectus, Tactical Hawker has been owned by Daniel Clarkson, Luke Hillier and R. Scott LaRose in the amounts of 16.63%, 58.42% and 24.95%, respectively.

Tactical Pilot Operations, LLC

We purchase pilot services for chartered aircraft from Tactical Pilot Operations, LLC, or “Tactical Pilot.” This entity employs the pilots that operate the planes held by Tactical Air and Tactical Hawker and provides maintenance and other operational services in connection with these planes. Tactical Pilot provides services only to ADS and to Mythics. We believe the fees that we paid to Tactical Pilot were favorable as compared to the fees and expenses that would have been incurred for comparable services from an independent third-party provider. For the years ended December 31, 2008, 2009 and 2010, we had purchases of $49,208, $134,944 and $202,201 from Tactical Pilot, respectively. At December 31, 2008, 2009 and 2010, we had accounts payable to Tactical Pilot in the amounts of $33,825, $19,022 and $12,287, respectively. For the three months ended March 31, 2011, we had purchases of $65,242 from Tactical Pilot. At March 31, 2011, we had accounts payable to Tactical Pilot of $5,668. We also had transactions with Tactical Pilot for each of the years ended December 31, 2008 and 2009 that we treated as compensation to certain of our executive officers. In 2008, each of Luke Hillier, Michael Hillier, Jr. and R. Scott LaRose owned 33% of Tactical Pilot. In 2009, each of Luke Hillier and R. Scott LaRose owned 50% of Tactical Pilot. From January 1, 2010 to the date of this prospectus, Tactical Pilot has been owned by Daniel Clarkson, Luke Hillier and R. Scott LaRose in the amounts of 16.64%, 41.68% and 41.68%, respectively.

Arrangements Relating to Real Property

Tactical Warehouse, LLC

We lease our kitting facility from Tactical Warehouse, LLC, or “Tactical Warehouse,” which owns the building that houses our kitting facility. As of March 31, 2011, we also guaranteed debt in the amount of $8.5 million incurred by Tactical Warehouse to purchase the building that houses our kitting facility and to construct a new warehouse that we intend to lease for our other operations. We no longer guarantee this debt. We believe that the rent we pay is comparable to that which would be paid by an unaffiliated third party leasing the same space. For the years ended December 31, 2008, 2009 and 2010, we paid rent to Tactical Warehouse in the amounts of $223,000, $577,125 and $698,435, respectively. For the three months ended March 31, 2011, we paid rent to Tactical Warehouse in the amount of $149,843. In 2008, Tactical Warehouse was owned by Daniel Clarkson, Luke Hillier, Michael Hillier, Jr. and R. Scott LaRose in the amounts of 16.64%, 50.08%, 16.64% and 16.64%, respectively. From 2009 to the date of this prospectus, Tactical Warehouse has been owned by Daniel Clarkson, Luke Hillier and R. Scott LaRose in the amounts of 16.63%, 58.42% and 24.95%, respectively. Tactical Warehouse is consolidated with ADS in our historical financial statements.

Tactical Office, LLC

In the fourth quarter of 2009, we entered into a lease for office space in our corporate headquarters with Tactical Office, LLC, or “Tactical Office,” which owns and operates the office building that contains our corporate headquarters as well as the offices of several additional, non-affiliated third-party tenants that are located in the same building as our corporate headquarters. As of March 31, 2011, we also guaranteed debt in the amount of $6.1 million incurred by Tactical Office to purchase the building in which our corporate headquarters resides. We no longer guarantee this debt. For the years ended December 31, 2009 and 2010 and the three months ended March 31, 2011, we paid rent to Tactical Office in the amounts of $360,000, $1,392,693 and $298,806, respectively. At December 31, 2009 and 2010, we had cash advances to Tactical Office of $704,901 and $0, respectively. These advances were related to an allowance for leasehold improvements, which was provided to Tactical Office by us. The rent that we pay to Tactical Office is slightly more per square foot than the rent paid by the non-affiliated third-party tenants who reside in the same building because our leased space was recently improved while the other space in the building was not. We believe that the rent that we pay to Tactical Office is similar to that paid for comparable office space in the area. At December 31, 2010 and March 31, 2011, we did not have any accounts payable to Tactical Office. From 2009 to the date of this prospectus, Tactical Office has been owned by Daniel Clarkson, Luke Hillier and R. Scott LaRose in the amounts of 16.63%, 58.42% and 24.95%, respectively. Tactical Office is consolidated with ADS in our historical financial statements.

Stockholders Agreement

We and our existing stockholders, Luke Hillier, Daniel Clarkson and R. Scott LaRose, have entered into a stockholders agreement, which provides for the designation of individuals to our board of directors by our existing stockholders, certain limitations on transfers of shares by our existing stockholders and certain registration rights, including demand registration rights. For a more detailed description of the stockholders agreement, see “Description of Capital Stock—Stockholders Agreement.”

Transactions with Related Persons That We Do Not Expect to Continue in the Future

Tactical Exporters, Inc.

We have utilized the services of Tactical Exporters, Inc., or “Tactical Exporters” in connection with the sale of the products and related services we offer outside of the United States. Tactical Exporters is a DISC under the Internal Revenue Code, which provides a tax savings for transactions that utilize a DISC in order to encourage the export of U.S.-made products. Because we have historically operated as a subchapter S corporation, the stockholders of ADS were able to realize tax savings by effecting certain qualifying sales outside of the United States through Tactical Exporters. The fees paid by us to Tactical Exporters were calculated in accordance with the IRS guidelines governing the use of DISCs and were contributed back to ADS by the stockholders of Tactical Exporters on an annual basis. For the years ended December 31, 2008, 2009 and 2010, we made payments to Tactical Exporters of $2,364,635, $4,544,266 and $0, respectively, in exchange for services provided by Tactical Exporters. In 2008, Tactical Exporters was owned by Daniel Clarkson, Luke Hillier, Michael Hillier, Jr. and R. Scott LaRose in the amounts of 16.64%, 50.08%, 16.64% and 16.64%, respectively. From 2009 to the date of this prospectus, Tactical Exporters was owned by Daniel Clarkson, Luke Hillier, and R. Scott LaRose in the amounts of 16.63%, 58.42% and 24.95%, respectively. Tactical Exporters is consolidated with ADS in our historical financial statements for fiscal years 2008, 2009 and 2010 and our unaudited condensed consolidated financial statements for the three months ended March 31, 2011. Tactical Exporters’ existence will terminate upon consummation of this offering.

Mythics, Inc.

In 2006, we purchased products and services from Mythics, Inc., or “Mythics,” in connection with the implementation of our Oracle Enterprise Resource Planning, or “Oracle ERP,” software system. Prior to engaging Mythics, we evaluated other operational and accounting software systems and found that our needs would be best served by implementing Oracle ERP. In subsequent years, in order to complete the implementation of our Oracle ERP system, we purchased additional support services from Mythics. Our Oracle ERP-related maintenance and support services are now provided by a non-affiliated third party on pricing terms similar to those we received from Mythics. For the year ended December 31, 2008, we purchased software, development and implementation services from Mythics in the amount of $113,469, and had accounts payable to Mythics at the end of that fiscal year in the amount of $102,069. For the year ended December 31, 2010, we purchased software, development and implementation services from Mythics in the amount of $30,000. For the three months ended March 31, 2011, we did not purchase any software, development and implementation services from Mythics. In 2008 and 2009, each of Luke Hillier, Michael Hillier, Jr. and R. Scott LaRose owned 33.3% of Mythics. As of the date of this prospectus, Mythics is owned by Luke Hillier, Michael Hillier, Jr., R. Scott LaRose and Charles Salle in the amounts of 3.33%, 33.33%, 13% and 50.33%, respectively. Charles Salle is our General Counsel. At December 31, 2010,

we had cash advances due from Mythics of $62,462 related to payments we made on behalf of Mythics. We did not have any cash advances due from Mythics at March 31, 2011.

Tactical Properties, LLC

We leased two homes from Tactical Properties, LLC, or “Tactical Properties.” For each of the years ended December 31, 2008, 2009 and 2010, we paid rent and other fees in connection with property management services to Tactical Properties in the amount of $180,000, $180,000 and $0, respectively. At December 31, 2009 and 2010, we had cash advances to Tactical Properties of $9,015 and $0, respectively. Each of Daniel Clarkson, Luke Hillier, Michael Hillier, Sr., Michael Hillier, Jr., R. Scott LaRose and Charles Salle own 16.67% of Tactical Properties. Michael Hillier, Sr. is the father of Luke Hillier. Our relationship with Tactical Properties has been discontinued.

Other

From time to time, we have made payments on behalf of our stockholders for personal expenses and on behalf of entities owned by certain of our stockholders for expenses incurred, for which we were subsequently reimbursed. At December 31, 2008, 2009 and 2010, we had advances due from affiliates of $2,707,643, $635,361 and $239,687, respectively, including advances to certain entities discussed above. All advances have been repaid. After this offering, we do not expect to make any advances to, or payments on behalf of, our stockholders or any of our employees for personal expenses.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions of the instruments evidencing our existing material indebtedness. This summary is not a complete description of all of the terms of the agreements governing our material indebtedness.

Senior Secured Notes

On March 25, 2011, we issued $275.0 million of 11% senior secured notes due April 1, 2018 at an offering price of 100% of the face value of the senior secured notes. Interest on the senior secured notes is payable on April 1 and October 1 of each year. The proceeds from the offering of the senior secured notes were used (1) to make a distribution of $217.1 million to our stockholders, (2) to repay our term loan facility, (3) to pay the transaction bonuses and (4) to pay related transaction fees and expenses, including discounts and commissions to the initial purchasers of the senior secured notes. See “Prospectus Summary—Recent Transactions.”

The senior secured notes are secured by a first-priority lien (subject to certain exceptions and permitted liens) on certain fixed and intangible assets, capital stock of certain subsidiaries, certain intercompany loans held by us and the guarantors of the senior secured notes, and proceeds of the foregoing, in each case held by us and the guarantors of the senior secured notes. The senior secured notes are also secured by a second-priority lien (subject to certain exceptions and permitted liens) on all accounts (other than certain notes accounts), instruments, chattel paper and other contracts evidencing such accounts, inventory, certain investment property, cash (other than cash proceeds of the collateral subject to a first-priority lien in favor of the senior secured notes), general intangibles and instruments related to the foregoing and proceeds of the foregoing, in each case held by us and the guarantors of the senior secured notes.

Prior to April 1, 2014, up to 35% of the original principal amount of the senior secured notes (including any additional notes issued under the senior secured notes indenture) may be redeemed with the net proceeds of certain equity offerings completed before April 1, 2014 at 111%, provided that after giving effect to such redemption, not less than 50% of the senior secured notes remain outstanding. In addition, prior to April 1, 2015, the senior secured notes may be redeemed in part or in full at a redemption price equal to 100% of the principal amount of the senior secured notes, plus a make-whole premium calculated in accordance with the senior secured notes indenture and accrued and unpaid interest, if any. On or after April 1, 2015, the senior secured notes may be redeemed in part or in full at the following percentages of the outstanding principal amount prepaid: 108.250% prior to April 1, 2016; 105.500% on or after April 1, 2016, but prior to April 1, 2017; and 100% on or after April 1, 2017.

In the event of a “Change in Control” (as defined in the senior secured notes indenture and described in the following sentence), we will be required to offer to repurchase the senior secured notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. “Change in Control” under the senior secured notes indenture means the occurrence of any of the following: (1) any person or group (other than Permitted Holders (as defined in the senior secured notes indenture) or a direct or indirect parent entity) becomes the beneficial owner, directly or indirectly, of a majority of the total voting power of the Voting Stock (as defined in the senior secured notes indenture), (2) a sale or transfer of all or substantially all of our assets or (3) a change in the majority of our board of directors in certain circumstances. In addition, we will be required to offer to repurchase the senior secured notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, with Net Proceeds (as defined in the senior secured notes indenture) from certain asset sales (including collateral securing the senior secured notes) as defined under the senior secured notes indenture, if such proceeds have not otherwise been used in certain specified manners within 365 days of the date of the asset sale.

The senior secured notes indenture contains customary covenants and restrictions on the activities of us and our restricted subsidiaries, including, but not limited to, the incurrence of additional indebtedness; pay dividends or make distributions or redeem our capital stock; pay or redeem or purchase certain indebtedness; make certain loans and investments; sell assets; create liens on certain assets to secure debt; enter into agreements restricting our subsidiaries’ ability to pay dividends; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and engage in transactions with affiliates. Certain of these covenants will be suspended if the senior secured notes are assigned an investment grade rating by both Standard & Poor’s Rating Services and Moody’s Investor Service, Inc. and no default has occurred or is continuing. If either such rating on the senior secured notes should subsequently decline to below investment grade, the suspended covenants will be reinstated.

Events of default under senior secured notes indenture include, but are not limited to, (1) failure to pay principal or interest when due; (2) failure to comply with the terms of the senior secured notes indenture after 60 days notice; (3) a default with respect to other indebtedness for failure to pay amounts due or which results in the acceleration of such indebtedness if the aggregate amount of such indebtedness is $20.0 million or greater; (4) certain bankruptcy events; (5) failure to pay final non-appealable judgments entered by a court aggregating in excess of $20.0 million within 60 days; and (6) subject to certain exceptions, the documents evidencing our obligations pursuant to the senior secured notes and the senior secured revolving credit facility cease to be in effect or are denied or disaffirmed by us or any of the guarantors thereunder.

All obligations under the senior secured notes are unconditionally guaranteed on a senior secured basis by all of our existing and future direct and indirect subsidiaries that borrow under or guarantee any obligation under our senior secured revolving credit facility or any other indebtedness of us or any other guarantor of the senior secured notes.

The senior secured notes will not be registered under the Securities Act.

Senior Secured Revolving Credit Facility

On February 18, 2010, we refinanced our then-existing credit facility by entering into a $180.0 million senior secured revolving credit facility (including an optional increase in commitments of up to $25.0 million) among Atlantic Diving Supply, Inc. as borrower, ADS Tactical, Inc. and MAR-VEL as guarantors and Wells Fargo Bank, National Association (successor by merger to Wachovia Bank, National Association), as administrative agent (as defined therein) and the other parties thereto. On October 22, 2010, we amended our senior secured revolving credit facility to permit us to enter into our term loan facility. In connection with the refinancing transactions in March 2011, we further amended and restated the senior secured revolving credit facility to, among other things, repay our term loan facility, provide for up to $200.0 million in borrowings with an optional increase in commitments of up to $50.0 million, and permit the offering of the senior secured notes and the distributions to our equity holders. The amended and restated senior secured revolving credit facility became effective concurrently with the completion of the offering of the senior secured notes. In connection with the amendment and restatement of our senior secured revolving credit facility, we refinanced our senior secured revolving credit facility with certain lenders, Wells Fargo Bank, National Association, as administrative agent, Wells Fargo Capital Finance, LLC, as sole lead arranger, manager and bookrunner and each of Suntrust Bank, RBS Business Capital (a division of RBS Asset Finance, Inc., a subsidiary of RBS Citizens, N.A.) and Bank of America, N.A. as co-syndication agents and added ADS Tactical, Inc. as a borrower.

The senior secured revolving credit facility, as amended and restated, matures on March 25, 2016 and provides senior secured financing of up to $200.0 million, subject to a borrowing base. The senior secured revolving credit facility allows for an optional increase in commitments up to an additional $50.0 million. Atlantic Diving Supply, Inc.’s future domestic subsidiaries may become co-borrowers with us and Atlantic Diving Supply, Inc., or co-guarantors with MAR-VEL, under the senior secured revolving credit facility. Availability under the senior secured revolving credit facility is subject to the assets of Atlantic Diving Supply, Inc. and any co-borrowers that are available to collateralize the borrowing and is reduced by reserves established by the administrative agent from time-to-time. As of March 31, 2011, we had $66.1 million drawn under the senior secured revolving credit facility. As of March 31, 2011, after taking into account borrowing base limitations and outstanding letters of credit, we would have had commitments under the senior secured revolving credit facility available to us of $83.9 million. As of March 31, 2011, we had $6.7 million letters of credit outstanding. The borrowing base for the senior secured revolving credit facility at any time is expected to equal the (a) sum of 90% of eligible government accounts receivable, plus 85% of eligible commercial accounts receivable, plus the lesser of (i) 65% of the value of eligible inventory, (ii) 85% of the net recovery percentage of the value of eligible inventory and (iii) $80.0 million and minus (b) reserves established and modified from time to time. The senior secured revolving credit facility includes borrowing capacity available for letters of credit up to $50.0 million and for swingline loans up to $10.0 million, with same-day notice for borrowings under the senior secured revolving credit facility and swingline loans, and is available in U.S. dollars.

The senior secured revolving credit facility, as amended, provides us with the right to request up to $50.0 million of additional commitments under this facility. The lenders under the senior secured revolving credit facility are not under any obligation to provide any such additional commitments under this facility, and any increase in commitments is subject to customary conditions precedent. If we were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, we expect that the facility size could be increased to up to $250.0 million, but our ability to borrow under this facility would still be limited by the amount of the borrowing base.

Borrowings under the senior secured revolving credit facility bear interest at a rate per annum equal to, at our option, either (a) with respect to base rate loans and swingline loans, a base rate determined by reference to the highest of (1) the prime rate of Wells Fargo Bank, National Association, (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00% or (b) with respect to Eurodollar rate loans, a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain eurocurrency liabilities established by the Federal Reserve Board, in each case plus an applicable margin ranging from 1.25% to 2.75%. At March 21, 2011, the applicable margin was 1.50%. Commencing with the completion of the first calendar quarter after June 30, 2011, the applicable margin for borrowings thereunder will be subject to adjustment each fiscal quarter, based on the average excess availability. Interest-only payments are due monthly.

In addition to paying interest on outstanding principal under our senior secured revolving credit facility, we are required to pay a commitment fee in respect of the unutilized commitments thereunder, which we initially expect to be equal to 0.5%. Commencing with the completion of the first calendar quarter after June 30, 2011, the commitment fee will range between 0.375% to 0.500% and be subject to adjustment based on the amount of unutilized commitments. We must also pay customary letter of credit fees and agency fees.

If at any time the aggregate amount of all loans, special agent advances (i.e. advances that the agent is entitled to charge to the borrower’s account to preserve the collateral), unreimbursed letter of credit drawings and undrawn letters of credit under our senior secured revolving credit facility exceeds the lesser of (a) the aggregate commitment amount and (b) the borrowing base, we are required to repay the amount of the excess. We are required to prepay loans with 100% of the proceeds of the sale of, or insurance recoveries in respect of, our assets constituting collateral, provided that any such proceeds in respect of assets constituting collateral other than collateral securing a first-priority lien on the senior secured revolving credit facility, so long as no event of default has occurred and is occurring, such mandatory prepayment shall be subject to our option to reinvest such proceeds in assets useful to our business for a period of 365 days (which period shall be extended by 180 days if we enter into a legally binding commitment to reinvest such proceeds within such 365 day period).

We may voluntarily reduce the unutilized portion of the commitments under the senior secured revolving credit facility, in whole or in part, with prior written notice to the administrative agent. Prepayments of loans may be made without premium or penalty other than customary “breakage” costs with respect to Eurodollar rate loans.

There is no scheduled amortization under our senior secured revolving credit facility. The principal amount outstanding of the loans under the senior secured revolving credit facility is due and payable in full on the fifth anniversary of the closing date, except for swingline loans, which are payable on demand.

All obligations under our senior secured revolving credit facility are unconditionally guaranteed by MAR-VEL and our future domestic subsidiaries are required to guarantee or become a co-borrower under our senior secured revolving credit facility.

The senior secured revolving credit facility is secured by first priority security interests in the all of our accounts receivable, inventory, cash (other than cash proceeds of the collateral securing a first-priority lien on the senior secured notes), general intangibles and instruments related to the foregoing and proceeds of the foregoing and by second priority security interests in the collateral securing a first-priority lien on the senior secured notes, which includes all equipment, real estate, intellectual property, certain capital stock, general intangibles and instruments related to the foregoing and proceeds of the foregoing. See “—Senior Secured Notes.”

Our senior secured revolving credit facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to incur additional indebtedness and alter, modify or make payments on certain indebtedness; incur additional liens; make investments, including: purchase of obligations or securities, capital contributions, loans, deposits, guarantees, or acquisitions; consolidate, merge, dissolve or liquidate; pay dividends on our or our subsidiaries’ capital stock or redeem, repurchase or retire such capital stock or our other indebtedness; create restrictions on the payment of dividends or other amounts to us; engage in transactions with our affiliates; make accounting changes or amendments to organizational documents; modify material contracts; alter the business we conduct; and sell or transfer assets, including capital stock of our subsidiaries.

Each of the covenants limiting dividends and other restricted payments, investments, loans and acquisitions, incurrence of unsecured debt, and prepayments or redemptions of certain indebtedness are expected to permit the restricted actions so long as certain payment conditions are satisfied, including certain specified excess availability and fixed charge coverage tests. In addition, we are required to maintain, on a monthly basis, a fixed charge coverage ratio of not less than 1.1 to 1.0 if either an event of default has occurred and is continuing or the undrawn availability under our senior secured revolving credit facility is less than 12.5% of our aggregate commitment, which requirement shall no longer apply after such conditions cease to apply for a period of 90 days. The loan and security agreement contains certain customary representations and warranties, affirmative covenants and collateral reporting and covenants.

Events of Default

The senior secured revolving credit facility includes customary events of default, including, but not limited to, payment defaults; material misrepresentations; breaches of certain covenants; bankruptcy; change of control; material judgments; certain Employee Retirement Income Security Act of 1974, as amended (“ERISA”) related breaches; and cross-defaults to material indebtedness.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws. We refer you to our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement relating to this offering.

Upon completion of this offering, there will be 53,442,000 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Pursuant to our amended and restated certificate of incorporation, we will be authorized to issue up to 250,000,000 shares of common stock, $0.001 par value per share. Holders of common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders and will not have cumulative voting rights. Accordingly, a plurality of the votes of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us hereby will be, when issued and paid for, fully paid and nonassessable. If we issue any preferred stock, the rights, preferences and privileges of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of our preferred stock. See “—Preferred Stock.”

Preferred Stock

Pursuant to the terms of our amended and restated certificate of incorporation, we will be authorized to issue up to 50,000,000 shares of preferred stock, $0.001 par value per share. Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.

Stockholders Agreement

We and our existing stockholders, Luke Hillier, Daniel Clarkson and R. Scott LaRose, have entered into a stockholders agreement, which provides that so long as Messrs. Hillier, Clarkson and LaRose, along with certain of their respective affiliates, hold at least 50% of our outstanding common stock, each of Messrs. Hillier, Clarkson and LaRose, and each of their respective affiliates, will vote their shares of common stock in favor of one director designated by Mr. Clarkson (provided Mr. Clarkson and his affiliates hold at least 1% of our outstanding common stock, collectively), one director designated by Mr. LaRose (provided Mr. LaRose and his affiliates hold at least 1% of our outstanding common stock, collectively) and such other directors as may be designated by Mr. Hillier. There is no limit on the number of directors that Mr. Hillier may designate. In the event any director designated by Messrs. Hillier, Clarkson and LaRose is unable to serve, is removed or withdraws, the substitute director will be designated in the manner stated above, subject to the prior consent of Mr. Hillier. Upon consummation of this offering, the parties to the stockholders agreement will continue to own approximately 78% of our common stock (or approximately 74% if the underwriters exercise their option to purchase additional shares), collectively.

The stockholders agreement includes customary limitations on transfer such that the parties to the agreement will not be permitted to transfer their shares, other than through certain permitted transfers pursuant to a registered public offering or a sale through a broker-dealer pursuant to Rule 144 of the Securities Act, unless they have first made the offer to sell such shares to the company and then to the other stockholders party to the stockholders agreement.

Under the terms of the stockholders agreement, we have agreed to register the shares of our common stock owned by Messrs. Hillier, Clarkson and LaRose and certain of their respective affiliates under the following circumstances:

•	Demand Rights. At any time after six months after the consummation of this offering, upon the written request from any of the parties to the stockholders agreement, we will register shares of our common stock specified in such request for resale under an appropriate registration statement filed and declared effective by the SEC. We may defer a demand registration by up to 180 days in any twelve month period if our board of directors determines it would be detrimental to us to file a registration statement.

•	Piggyback Rights. If at any time we file a registration statement for the purposes of making a public offering of our common stock, or register outstanding shares of our common stock for resale on behalf of any holder of our common stock, the parties to the stockholders agreement may elect to include in such registration statement any shares of common such person holds. The managing underwriter in the contemplated offering may, on a pro rata basis, limit all or a part of the shares according to market factors.

Certain Corporate Anti-Takeover Provisions

Our amended and restated certificate of incorporation and bylaws will contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control of the company. These provisions include:

Preferred Stock.  Our board of directors has authority to issue series of preferred stock with such voting rights and other powers as the board of directors may determine, as described above.

Classified Board.  Our board of directors will be classified into three classes. Each director will serve a three year term and will stand for re-election once every three years.

Removal of Directors, Vacancies.  Our stockholders will be able to remove directors only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by a majority of our board of directors.

No Cumulative Voting.  Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors. Cumulative voting rights would have been available to the holders of our common stock if our amended and restated certificate of incorporation had not negated cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders.  Our amended and restated certificate of incorporation will not permit stockholder action without a meeting by consent except for the unanimous consent of all holders of our common stock. They also will provide that special meetings of our stockholders may be called only by our board of directors, and business transacted in a special meeting will be limited to the matters related to the purposes stated in the notice.

Amendment of Bylaws.  Our bylaws will provide that approval by the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote in the election of directors is required to amend our bylaws.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting.

Section 203 of the Delaware General Corporation Law.  We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitation on Directors’ Liability and Indemnification

Section 145 of the Delaware General Corporation Law grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard of care is applicable in the case of expenses, including attorneys’ fees, in actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.

Section 102(b)(7) of the Delaware General Corporation Law enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors’ fiduciary duty of care as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Our amended and restated bylaws will indemnify the directors and officers to the full extent of the Delaware General Corporation Law and also allow our board of directors to indemnify all other employees. Such indemnification extends to the payment of judgments against such officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. Such indemnification also extends to the payment of counsel fees and expenses of such officers and directors in suits against them where successfully defended by them or where unsuccessfully defended, if there is no finding or judgment that the claim or action arose from the gross negligence or willful misconduct of such officers or directors. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

We will maintain a directors’ and officers’ insurance policy. The policy will insure directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and will reimburse us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

The foregoing summaries are subject to the complete text of our amended and restated certificate of incorporation and amended and restated bylaws and the Delaware General Corporation Law and are qualified in their entirety by reference thereto.

We believe that our amended and restated certificate of incorporation and amended and restated bylaws and insurance are necessary to attract and retain qualified persons as directors and officers. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC.

Exchange Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “ADSI.”

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Based on the shares outstanding as of March 31, 2011, upon the closing of this offering, we will have outstanding an aggregate of approximately 53.4 million shares of common stock. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which are summarized below.

After the lock-up agreements pertaining to this offering expire based on shares outstanding as of March 31, 2011, an additional 41,442,000 shares will be eligible for sale in the public market, all of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144. In addition, 9,431,000 shares have been reserved for future issuance under our 2011 Incentive Award Plan and may become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Upon the consummation of this offering, we intend to grant equity awards to our non-employee directors and certain of our employees in the form of restricted stock, restricted stock units, deferred stock units and stock options under the 2011 Equity Incentive Award Plan in an aggregate amount equal to 3,780,000 shares. Of that amount, 2,488,800 shares of restricted stock, restricted stock units, deferred stock units and stock options are subject to lock-up agreements. After the expiration of such lock-up agreements, restricted stock, restricted stock units, deferred stock units and stock options representing 529,631 shares will be vested and available for sale in the public market. The remaining 1,291,200 shares represented by the restricted stock, restricted stock units, deferred stock units and stock options awarded upon consummation of this offering will be immediately available for sale subject to their vesting schedule and other limitations. See “Executive Compensation—Executive Compensation Plans—2011 Equity Incentive Award Plan.”

Rule 144.  The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. Under Rule 144 as in effect on the date of this prospectus, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal 534,420 shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 701.  Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Form S-8 Registration Statements.  We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register our shares of common stock that are issuable pursuant to our equity compensation plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-Up Agreements.  We, our officers, directors, our existing stockholders and certain holders of our outstanding restricted stock, restricted stock units and stock options have agreed with the underwriters not to sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event. See “Underwriting.”

Registration Rights.  Our existing stockholders, Luke Hillier, Daniel Clarkson and R. Scott LaRose, have entered into a stockholders agreement with us, which under certain circumstances, will provide them and their respective affiliates with registration rights. See “Description of Capital Stock—Stockholders Agreement.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS OF OUR COMMON STOCK

The following is a general discussion of certain material United States federal income tax consequences relating to the ownership and disposition of our common stock by a non-United States holder (as defined below) that acquires our common stock in this offering and holds such common stock as a capital asset for United States federal income tax purposes (generally, property held for investment). This discussion is not a complete analysis of all the potential tax consequences relating to the ownership and disposition of our common stock and does not constitute tax advice. For purposes of this discussion, a non-United States holder is any beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, a “United States person.” For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person under applicable United States Treasury Regulations.

If a partnership (or an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special circumstances. Former citizens or residents of the United States, insurance companies, tax-exempt organizations, partnerships or other pass-through entities for United States federal income tax purposes, dealers in securities, banks or other financial institutions and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. Furthermore, this discussion does not address any aspects of United States federal estate or gift taxation or tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or the “IRS,” with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. Each non-United States holder should consult its own tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of our common stock.

Distributions on common stock

Distributions on our common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock, subject to treatment as described below under “—Gain on disposition of common stock.”

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event we do pay dividends, dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide to us or our paying agent prior to the payment of dividends a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and, if a treaty applies, attributable to the non-United States holder’s United States permanent establishment or fixed base) are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. However, such effectively connected dividends are generally taxed on a net income basis at the same graduated rates that would be applicable if the non-United States holder were a United States person, subject to an applicable treaty providing otherwise. In addition to the graduated tax, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-United States holder may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed timely with the IRS. If a non-United States holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements under applicable Treasury Regulations.

Gain on disposition of common stock

A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder and, if a tax treaty applies, is attributable to a United States permanent establishment or fixed base maintained by such non-United States holder;

•	the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other disposition occurs and other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock.

Gain described in the first bullet point above is generally taxed on a net income basis at the same graduated rates that would be applicable if the non-United States holder were a United States person. In addition to the graduated tax, gain realized by a corporate non-United States holder that is effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty. Gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

With respect to the third bullet point above, we believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets and our non-United States real property interests, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, within the meaning of the applicable Treasury Regulations, such common stock will be treated as a United States real property interest with respect to a particular non-United

States holder only if such non-United States holder actually or constructively holds more than 5 percent of such regularly traded common stock during the applicable period.

Backup withholding and information reporting

Generally, we must report annually to the IRS and to each non-United States holder the amount of any dividends paid, the name and address of the recipient, and the amount of any tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding will generally not apply to payments of dividends to a non-United States holder if the holder has properly certified to us or our paying agent that it is not a United States person, such as by providing a valid IRS Form W-8BEN or W-8ECI, or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a United States person.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-United States holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, payment of the proceeds from a disposition by a non-United States holder of common stock made by or through the United States office of a broker may be subject to information reporting and backup withholding will apply unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability provided the required information is furnished timely to the IRS.

New Legislation

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-United States entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-United States holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL, AND NON-UNITED STATES TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, between us, the selling stockholders and the underwriters named below, for whom J.P. Morgan Securities LLC (“J.P. Morgan”) and Morgan Stanley & Co. LLC (“Morgan Stanley”) are acting as representatives, the underwriters have severally agreed to purchase and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
William Blair & Company, L.L.C.
Cowen and Company, LLC

Total	12,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,800,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option if they sell more shares than the total number of shares set forth in the table above. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

If the underwriters’ option is exercised in full, the total price to the public of all the shares of common stock sold would be $      , the total underwriting discounts and commissions would be $      and the total proceeds to the selling stockholders would be $     .

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,800,000 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $5.1 million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of our common stock. A substantial portion of these expenses have already been paid by us and the underwriters have agreed to reimburse us for certain of these expenses.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the New York Stock Exchange under the trading symbol “ADSI.”

We and our directors and executive officers, the holders of all of our outstanding stock and certain holders of our outstanding restricted stock, restricted stock units and stock options have agreed that, without the prior written consent of J.P. Morgan and Morgan Stanley on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of J.P. Morgan and Morgan Stanley on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers of any shares of common stock or any security convertible into common stock as a bona fide gift, provided certain requirements are met;

•	dispositions to any trust or partnership for the benefit of a director, executive officer or holder of our outstanding common stock or any immediate family member thereof, provided certain requirements are met;

•	dispositions by any trust for the benefit of a holder of our outstanding stock to such holder, provided certain conditions are met;

•	the transfer of common stock to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate of a director, executive officer or holder of our outstanding common stock and such transfer is not for value, provided certain requirements are met;

•	distributions of shares of common stock or any security convertible into common stock to limited partners or stockholders of such directors, executive officers and the holders of all of our outstanding stock and stock options referred to above, provided certain requirements are met;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock;

•	the filing of a Form S-8 relating to the offering of securities in accordance with the terms of an equity incentive plan in effect as of the date of this prospectus;

•	the grant of restricted stock, options, long-term incentive units or other securities pursuant to an equity incentive plan in effect as of the date of this prospectus, provided certain requirements are met; or

•	the issuance of up to 5% of the total number of outstanding shares of common stock in connection with bona fide mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions, provided certain requirements are met.

The 180 day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180 day restricted period we issue an earnings release or announce material news or a material event relating to us occurs, or

•	prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, cash management and brokerage activities. The underwriters and their affiliates have performed and will continue to perform investment banking, commercial banking, hedging, cash management and advisory services for us and our affiliates from time to time, including as acting as initial purchasers, book-runners or underwriters in our past offerings, for which they have received or may receive customary fees and expenses. In particular, affiliates of certain other underwriters are lenders under our senior secured revolving credit facility or holders of our senior secured notes, for which they would be entitled to receive their pro rata portion of the proceeds of this offering that are used to repay such facility or such notes, as well as certain customary breakage fees with respect to Eurodollar rate loans in connection with such repayment under such facility. In addition, certain of the underwriters acted as initial purchasers in the issuance of our senior secured notes, for which they received customary discounts and commissions. See “Description of Certain Indebtedness.”

Conflicts of Interest

We intend to use a portion of the proceeds from this offering to redeem a portion of our outstanding senior secured notes and to repay a portion of the amounts outstanding under our senior secured revolving credit facility. See “Use of Proceeds.” As a result of these payments, Wells Fargo Securities, LLC and its affiliates will receive a portion of the net proceeds from this offering. Accordingly, this offering will be conducted in compliance with the applicable provisions of FINRA Rule 5121 of FINRA. Pursuant to FINRA rules, a “qualified independent underwriter,” as defined by the FINRA rules, must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus. Morgan Stanley has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus. Morgan Stanley will not confirm sales of the common stock to any account over which they have discretionary authority without the prior written approval of the customer.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters will reserve up to five percent of the shares of common stock to be issued by the company and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of ADS Tactical, Inc. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The lock-up period will be extended if, during the last 17 days of the lock-up period we issue a release about earnings or material news or events relating to us occurs; or, prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify Morgan Stanley in connection with the directed share program including for the failure of any participant to pay for its shares.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of common stock.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares of common stock will not be offered or sold in Hong Kong other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares of common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

LEGAL MATTERS

The validity of the shares sold in this offering will be will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of ADS Tactical, Inc. and subsidiary as of December 31, 2009 and December 31, 2010 and for each of the years in the three-year period ended December 31, 2010 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act covering the common stock we are offering. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to this registration statement.

You can read and copy the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also request copies of the documents upon payment of a duplicating fee by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

In addition, you may request copies of this filing and such other reports as we may determine or as the law requires at no cost, by telephone at (757) 481-7758, or by mail to ADS, Inc., 621 Lynnhaven Parkway, Suite 400, Virginia Beach, Virginia 23452. Our website address is http://www.adsinc.com. Information on our website is not considered part of this prospectus.

ADS TACTICAL, INC. AND SUBSIDIARY
Financial Statement Index

Report of Independent Registered Public Accounting Firm

The Board of Directors
ADS Tactical, Inc.:

We have audited the accompanying consolidated balance sheets of ADS Tactical, Inc. and subsidiary (the Company) as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ADS Tactical, Inc. and subsidiary as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Norfolk, Virginia
March 12, 2011, except as to note 13(a), which is as of April 5, 2011 and note 13(b), which is as of July 18, 2011

ADS TACTICAL, INC. AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2009 and 2010

	2009	2010

Assets
Current assets:
Cash and cash equivalents	$1,355,414	2,810,093
Accounts receivable, net	119,863,686	171,353,312
Inventories	60,844,076	87,345,649
Prepaid expenses and other current assets	2,100,513	2,276,871

Total current assets	184,163,689	263,785,925
Property and equipment, net	16,884,085	19,212,282
Due from affiliates	635,361	239,687
Other assets	246,307	2,861,606

Total assets	$201,929,442	286,099,500

Liabilities and Stockholders’ Equity
Current liabilities:
Line of credit	$23,175,000	90,154,626
Current portion of long-term debt	9,297,072	21,097,261
Accounts payable	86,130,676	115,067,593
Accrued expenses	5,173,515	6,680,454
Deferred revenue	504,411	139,036

Total current liabilities	124,280,674	233,138,970
Long-term debt, excluding current portion	12,193,322	37,573,067

Total liabilities	136,473,996	270,712,037

Stockholders’ equity:
Common stock ($0.001 par value; 250,000,000 shares authorized; outstanding 44,442,000 shares)	44,442	44,442
Additional paid-in capital	18,882	18,882
Retained earnings	63,097,764	11,368,460

Total equity attributable to ADS Tactical, Inc.	63,161,088	11,431,784
Noncontrolling interests	2,294,358	3,955,679

Total stockholders’ equity	65,455,446	15,387,463

Total liabilities and stockholders’ equity	$201,929,442	286,099,500

See accompanying notes to consolidated financial statements.

ADS TACTICAL, INC. AND SUBSIDIARY

Consolidated Statements of Operations
Years ended December 31, 2008, 2009, and 2010

	2008	2009	2010

Net sales	$660,535,126	932,177,116	1,330,839,600
Cost of goods sold	572,992,387	809,116,969	1,166,391,155

Gross profit	87,542,739	123,060,147	164,448,445
Selling, general, and administrative expenses	44,322,361	60,897,157	80,944,623
Intangible asset impairment	—	2,996,025	—

Income from operations	43,220,378	59,166,965	83,503,822

Other income (expense):
Interest income	225,129	84,211	127,306
Interest expense	(1,481,896)	(1,401,361)	(5,388,081)

	(1,256,767)	(1,317,150)	(5,260,775)

Net income	41,963,611	57,849,815	78,243,047
Net income (loss) attributable to noncontrolling interests	(46,576)	141,292	961,321

Net income attributable to ADS Tactical, Inc.	$42,010,187	57,708,523	77,281,726

Pro forma net income attributable to ADS Tactical, Inc. and net income per share information:
Net income attributable to ADS Tactical, Inc.	$42,010,187	57,708,523	77,281,726
Pro forma provision for income taxes (unaudited)	16,594,024	22,794,867	30,912,690

Pro forma net income attributable to ADS Tactical, Inc. (unaudited)	$25,416,163	34,913,656	46,369,036

Pro forma net income per share after giving effect to stock split (note 13(b)):
Basic and diluted (unaudited)	$0.57	0.79	1.04
Pro forma weighted average shares outstanding after giving effect to stock split (unaudited) (note 13(b))	44,442,000	44,442,000	44,442,000

See accompanying notes to consolidated financial statements.

ADS TACTICAL, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2008, 2009, and 2010

					Equity
			Additional		attributable
	Common stock		paid-in	Retained	to ADS	Noncontrolling
	Shares	Amount	capital	earnings	Tactical, Inc.	interests	Total

Balance, January 1, 2008	44,442,000	$44,442	18,882	18,212,333	18,275,657	—	18,275,657
Net income (loss)	—	—	—	42,010,187	42,010,187	(46,576)	41,963,611
Distributions declared to stockholders	—	—	—	(23,268,989)	(23,268,989)	—	(23,268,989)
Capital contributions—noncontrolling interests						1,215,554	1,215,554

Balance, December 31, 2008	44,442,000	44,442	18,882	36,953,531	37,016,855	1,168,978	38,185,833
Net income	—	—	—	57,708,523	57,708,523	141,292	57,849,815
Distributions declared to stockholders	—	—	—	(31,564,290)	(31,564,290)	—	(31,564,290)
Capital contributions—noncontrolling interests	—	—	—	—	—	984,088	984,088

Balance, December 31, 2009	44,442,000	44,442	18,882	63,097,764	63,161,088	2,294,358	65,455,446
Net income	—	—	—	77,281,726	77,281,726	961,321	78,243,047
Distributions paid to stockholders	—	—	—	(129,011,030)	(129,011,030)	—	(129,011,030)
Capital contributions—noncontrolling interests	—	—	—	—	—	700,000	700,000

Balance, December 31, 2010	44,442,000	$44,442	18,882	11,368,460	11,431,784	3,955,679	15,387,463

See accompanying notes to consolidated financial statements.

ADS TACTICAL, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
Years ended December 31, 2008, 2009, and 2010

	2008	2009	2010

Cash flows from operating activities:
Net income	$41,963,611	57,849,815	78,243,047
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,049,355	2,140,410	974,476
Amortization of deferred financing costs	—	—	537,143
Intangible asset impairment	—	2,996,025	—
Loss (gain) on sale of property and equipment	—	(52,439)	53,580
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(12,093,694)	(53,052,113)	(51,489,626)
Inventories	(21,467,717)	(8,497,009)	(26,501,573)
Prepaid expenses and other assets	(394,646)	(76,941)	(153,505)
Accounts payable	7,923,746	32,058,689	28,936,917
Accrued expenses	1,463,664	1,420,598	1,506,939
Deferred revenue	(3,551,190)	504,411	(365,375)

Net cash provided by operating activities	15,893,129	35,291,446	31,742,023

Cash flows from investing activities:
Purchases of property and equipment	(8,297,070)	(9,181,467)	(3,386,682)
Proceeds from sale of property and equipment	11,500	523,161	44,100
Advances from (to) affiliated companies and stockholders	(1,852,352)	2,072,282	395,674
Purchase of subsidiary, net of cash acquired of $750,387	(4,749,613)	—	—

Net cash used in investing activities	(14,887,535)	(6,586,024)	(2,946,908)

Cash flows from financing activities:
Net proceeds from line of credit	21,539,000	1,636,000	66,979,626
Proceeds from long-term debt	6,290,612	6,400,000	51,489,436
Principal payments on long-term debt	(3,072,903)	(5,339,135)	(14,309,502)
Cash paid for debt issuance costs	—	—	(3,188,966)
Cash distributions to stockholders	(25,480,689)	(33,227,590)	(129,011,030)
Capital contributions from stockholders—noncontrolling interests	1,215,554	984,088	700,000

Net cash provided by (used in) financing activities	491,574	(29,546,637)	(27,340,436)

Net increase (decrease) in cash and cash equivalents	1,497,168	(841,215)	1,454,679
Cash and cash equivalents, beginning of year	699,461	2,196,629	1,355,414

Cash and cash equivalents, end of year	$2,196,629	1,355,414	2,810,093

Supplemental disclosure of cash flow information:
Interest paid during year	$1,482,994	1,388,288	4,533,373

See accompanying notes to consolidated financial statements.

ADS TACTICAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements
December 31, 2008, 2009, and 2010

(1)	Organization and Nature of Business

On October 2, 2009, Tactical Holdcorp, Inc., a Virginia corporation having no separate operations, acquired all the stock of Atlantic Diving Supply, Inc. (ADS, Inc.) at which time ADS, Inc. became a wholly owned subsidiary of Tactical Holdcorp, Inc. The stockholders of Tactical Holdcorp, Inc. are the same as the stockholders of ADS, Inc. In June 2010, Tactical Holdcorp, Inc. changed its name to ADS Tactical, Inc.

ADS, Inc., a Virginia corporation, was incorporated in 1997 and commenced operations on September 18, 1997 and is a leading provider of value-added logistics and supply chain solutions specializing in tactical and operational equipment. ADS, Inc. operates between a fragmented base of vendors and a decentralized group of customers. Most of ADS, Inc.’s customers are within the Department of Defense and the Department of Homeland Security. The products ADS, Inc. offers include apparel, expeditionary equipment, optical equipment, communications equipment, emergency medical supplies, lighting, eyewear, and other items.

On June 7, 2008, all of the outstanding stock of Mar-Vel International, Inc. (Mar-Vel) was purchased by ADS, Inc. Mar-Vel, a New Jersey corporation and wholly owned subsidiary of ADS, Inc., sells underwater equipment to environmental, commercial, and retail customers, principally in the United States.

Tactical Exporters, Inc., a Delaware corporation, was incorporated in 2008 to facilitate the foreign distribution of products.

ADS Tactical, Inc., ADS, Inc., Mar-Vel, Tactical Exporters, Inc., and the consolidated variable interest entities (VIEs) discussed in note 11 are collectively referred to as ADS or the Company.

(2)	Summary of Significant Accounting Policies

(a)  Basis of Consolidation

The consolidated financial statements include the accounts of ADS Tactical, Inc. and its direct and indirect subsidiaries. In accordance with the Variable Interest Entity Subsections of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 810-10, Consolidation—Overall (FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities), the Company also consolidates any VIEs of which it is the primary beneficiary, as defined. All material intercompany transactions and balances have been eliminated in the preparation of these consolidated financial statements.

(b)  Revenue Recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and sales price is fixed and determinable. Revenue is recognized under contracts only when funding authorization from the U.S. government has been received. Shipping and transportation costs charged to customers are recorded in both sales and selling, general, and administrative expenses.

The Company evaluates whether it is appropriate to record product sales and related costs on a gross or net basis in accordance with ASC 605-45, Principal Agent Considerations. Management uses judgment in its consideration, including whether the Company is primarily obligated in a transaction, subject to inventory risk, has latitude in establishing prices and suppliers, and other factors or indicators that support the determination of whether it has acted as a principal or agent in the related transaction.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are therefore excluded from net sales in the consolidated statements of operations.

ADS TACTICAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)
December 31, 2008, 2009, and 2010

Substantially all of the Company’s revenues are derived from net sales of a single major product group, tactical and operational equipment. Disclosure of additional information regarding aggregate sales of individual products or categories of similar products within this major product group is impracticable.

(c)  Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits and certificates of deposit. Cash equivalents are stated at cost, which approximates market value.

Outstanding checks in excess of funds on deposit (book overdrafts) totaled $7,828,561 and $19,520,370 at December 31, 2009 and 2010, respectively, and are included in accounts payable in the Company’s consolidated balance sheets. Changes in the Company’s book overdraft are included in net cash provided by operating activities in the consolidated statements of cash flows.

(d)  Credit Risk

At various times during the year, the Company has cash deposits in financial institutions in excess of the amount insured by agencies of the federal government. In assessing this credit risk, the Company periodically evaluates the stability of these financial institutions.

(e)  Business Concentration

The Company’s revenues are dependent upon the government renewing contracts with the Company and the Company’s ability to obtain new contracts. Approximately 95% of the Company’s net sales are derived from multiple federal, state, and local government agencies under various contracts that terminate at various times through 2015.

(f)  Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. In determining whether an allowance for doubtful accounts is required, management considers the customer’s financial condition, the current receivables aging, and current payment patterns. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. The allowance for doubtful accounts was $0 and $400,000 at December 31, 2009 and 2010, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers.

(g)  Inventories

Inventories consist of tactical and operational equipment produced and manufactured by other parties and are stated at the lower of cost or market. Cost is determined by the first-in, first-out basis.

(h)  Property and Equipment

Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts, and any gain or loss is reported as current year revenue or expense.

ADS TACTICAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)
December 31, 2008, 2009, and 2010

Depreciation is generally provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Software	3 years
Transportation equipment	5 years
Office equipment, furniture, and fixtures	5-10 years
Building and improvements	5-39 years

(i)  New Accounting Pronouncements

In June 2009, the FASB issued updated guidance, which amends guidance for determining whether an entity is a VIE and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. The Company’s adoption of this guidance on January 1, 2010 did not have a material impact on the consolidated financial statements.

(j)  Fair Value of Financial Instruments

During 2008 and 2009, the Company adopted guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the consolidated financial statements. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Management of the Company believes that the carrying amount of its financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable, and accrued expenses, approximate fair value due to the relative short maturity of these instruments. Borrowings under the line of credit bear a variable interest rate, and therefore, the carrying amounts of these borrowings approximate fair value. Fair values for long-term debt arrangements are not readily available, but the Company estimates that the carrying values for these arrangements approximate fair value based on discounted cash flows using current market interest rates for debt with similar terms.

ADS TACTICAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)
December 31, 2008, 2009, and 2010

(k)  Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are not depreciated and are reported at the lower of the carrying amount or fair value, less costs to sell.

(l)  Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include wages, rent, insurance, utilities, delivery costs, warehouse distribution costs, repairs and maintenance of equipment, and other general administrative expenses.

Shipping and handling costs and expenses related to freight of $6,280,480, $7,082,717, and $11,762,205 for December 31, 2008, 2009, and 2010, respectively, are included in selling, general, and administrative expenses.

During 2008, 2009, and 2010, the Company incurred costs of $0, $874,135, and $7,838,379, which principally consisted of professional fees in connection with a proposed initial public offering of common stock and the pursuit of other strategic opportunities and financings. These costs are included in selling, general, and administrative expenses.

(m)  Advertising, Marketing, and Promotional Costs

The Company follows the policy of charging the costs of advertising, marketing, and promotions to expense as incurred. These costs were $1,873,463, $2,244,845, and $3,700,087 in 2008, 2009, and 2010, respectively, and are included in selling, general, and administrative expenses.

(n)  Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

(o)  Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective share of the Company’s income or loss.

(p)  Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 5, 2011, the date the consolidated

ADS TACTICAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)
December 31, 2008, 2009, and 2010

financial statements were available to be issued, and determined that, except as described herein, there are no other items to disclose. See note 13.

(3)	Property and Equipment

Property and equipment consist of the following at December 31, 2009 and 2010:

	2009	2010

Building and improvements	$12,833,560	13,467,834
Land	2,979,892	2,979,892
Software	2,575,371	2,646,001
Transportation equipment	98,658	183,208
Office equipment, furniture, and fixtures	1,992,520	2,923,036
Construction in progress	—	1,454,395

	20,480,001	23,654,366
Less—accumulated depreciation	(3,595,916)	(4,442,084)

	$16,884,085	19,212,282

Depreciation expense was $1,212,776, $1,274,983, and $974,476 for 2008, 2009, and 2010, respectively.

(4)	Intangible Assets

On June 7, 2008, the Company purchased 100% of the stock of Mar-Vel. The aggregate purchase price was $5,500,000. The Company purchased Mar-Vel primarily to obtain available contract capacity under its largest contract. The acquisition was accounted for using the purchase price method of accounting in accordance with accounting standards governing FASB ASC Topic 805, Business Combinations. The Company’s final purchase allocation related to the Mar-Vel acquisition is as follows:

Fair value of tangible assets:
Current assets	$3,043,987
Other assets	5,182
Fair value of intangible asset:
Amortizable sales contract	4,698,031

Total assets acquired	7,747,200

Current liabilities	2,110,360
Long-term debt	136,840

Total liabilities assumed	2,247,200

Total purchase price	$5,500,000

For financial reporting purposes, the intangible asset sales contract of $4,698,031 was being amortized over the remaining 38 months (including renewal option) of the contract term. Amortization expense was $836,579, $865,427, and $0 for 2008, 2009, and 2010, respectively. In 2009, ADS, Inc. was awarded a similar contract; consequently, the renewal option on the sales contract obtained in the Mar-Vel acquisition was not exercised. Therefore, the remaining unamortized portion of the Mar-Vel sales contract of $2,996,025 has been recorded as an impairment loss included in operating expenses in 2009.

ADS TACTICAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)
December 31, 2008, 2009, and 2010

(5)	Line of Credit

ADS, Inc. had a bank operating line of credit providing for borrowings of up to $45,000,000, bearing interest at LIBOR plus 2.00% (2.23% at December 31, 2009) and due on demand. The note had a stated maturity of October 13, 2009 and was temporarily extended through February 28, 2010. The note was secured by a general security agreement covering all the assets of ADS, Inc., the carrying value of which totaled $188,863,034 at December 31, 2009. The outstanding balance on this line of credit was $23,175,000 at December 31, 2009. The agreement, among other things, required the maintenance of certain specified financial ratios. At December 31, 2009, the Company was in compliance with its financial covenants.

On February 18, 2010, the Company entered into a senior secured revolving credit facility, which replaced the previous line of credit. The new facility has a credit limit of $180,000,000 with an optional increase in commitments of up to an additional $25,000,000. The facility bears interest at variable rates based on the Eurodollar rate or the bank’s base rate, and in each case includes an applicable margin ranging from 1.25% to 3.25% depending on the average excess availability. Interest-only payments are due monthly. The facility matures on February 18, 2013 and was used to repay the outstanding balance on the previous line of credit, retire long-term debt (note 6), and is available to fund future operating cash needs of the Company. The facility and certain other debt obligations of the Company require the maintenance of certain specified financial ratios and provide restrictive covenants that impose other significant operating restrictions, including, but not limited to additional indebtedness and distributions to the Company’s stockholders. The Company was in compliance with its financial covenants at December 31, 2010. The facility is secured by a general security agreement covering all the assets of the Company. The borrowing capacity under this facility is generally limited to 90% of government accounts receivable, 85% of commercial accounts receivable, and 65% of inventory, in each case subject to certain limitations. On October 22, 2010, the facility was amended to allow the Company to enter into a senior secured term loan (note 6). As of December 31, 2010, and after taking into account outstanding letters of credit of $6,011,589, the Company could have borrowed up to an additional $68,788,785 under this facility.

ADS TACTICAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)
December 31, 2008, 2009, and 2010

(6)	Long-Term Debt

Long-term debt consists of the following:

	2009	2010

Note payable to bank; monthly interest-only payments at LIBOR plus 2.00% (2.23% at December 31, 2009); fully repaid in 2010 (note 5)	$9,000,000	—
Senior secured term loan; monthly principal and interest payments beginning December 31, 2010; first principal payment of $5,000,000 with subsequent monthly payments of $1,730,769, plus interest; variable interest rate at Eurodollar rate or bank’s base rate plus an applicable margin of 4.00% or 3.00%, respectively; secured by all assets of ADS, Inc.; due February 18, 2013	—	45,000,000
Mortgage payable to bank on Tactical Office; monthly principal and interest payments of $36,000; variable interest rate at LIBOR plus 2.00% subject to a 4.50% minimum and a 7.85% maximum (4.50% at December 31, 2010); secured by the property with a carrying value of $7,149,969 at December 31, 2010; due February 2034	6,281,495	6,135,398
Mortgage payable to bank on Tactical Warehouse; monthly principal and interest payments of $41,000; fixed interest rate at 6.03%; secured by the property with a carrying value of $8,370,445 at December 31, 2010; due July 2033	6,132,141	6,012,890
Mortgage payable to bank on Tactical Warehouse; monthly interest payments calculated on the outstanding note balance for the first twelve months, with monthly principal and interest payments of $23,000 thereafter; fixed interest rate at 7.28%; secured by the property with a carrying value of $8,370,445 at December 31, 2010; due July 2036	—	1,489,436
Capital lease obligation payable in monthly installments of $3,174 including imputed interest at 8.40%; matures in December 2012	76,758	32,604

	21,490,394	58,670,328
Less current portion	(9,297,072)	(21,097,261)

	$12,193,322	37,573,067

Estimated future maturities of long-term debt are as follows:

2011	$21,097,261
2012	21,109,807
2013	3,823,370
2014	382,536
2015	404,468
Thereafter	11,852,886

$58,670,328

ADS TACTICAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)
December 31, 2008, 2009, and 2010

(7)	Retirement Plan

ADS, Inc. sponsors a 401(k) retirement plan, which covers substantially all employees, as defined in the plan document. The Company matches 50% of an employee’s contribution on the first 4% of salary. The Company made contributions of $188,813, $260,362, and $313,741 for 2008, 2009, and 2010, respectively.

Mar-Vel has a defined contribution 401(k) profit sharing plan. Participants make elective deferrals and catch-up contributions, subject to statutory limits. A safe harbor contribution may be made by Mar-Vel based on an annual decision and, if made, is required to be 3% of eligible compensation. The profit sharing contribution is discretionary and is computed using a class-based formula. Employees with one year of service and having attained the age of 21 are eligible to participate. The Company contributed $55,631, $0, and $0 to the Mar-Vel plan in 2008, 2009, and 2010, respectively.

(8)	Stockholders’ Equity

(a)  Common Stock

On May 13, 2010, the Company approved a 200-for-1 stock split of the Company’s no par value common stock and concurrently increased the number of authorized shares from 5,000 shares to 300,000 shares. As a result, these consolidated financial statements have been retroactively adjusted to reflect this stock split. See note 13.

(b)  Noncontrolling Interests

On January 1, 2009, the Company adopted FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (included in FASB ASC Topic 810, Consolidation), which requires certain changes to the presentation of the consolidated financial statements. This amendment requires noncontrolling interests (previously referred to as minority interests) to be classified in the consolidated statements of operations as part of consolidated net income (loss) of $(46,576), $141,292, and $961,321 for the years ended December 31, 2008, 2009, and 2010, respectively, and to include the accumulated amount of noncontrolling interests in the consolidated balance sheets as part of stockholders’ equity of $2,294,358 and $3,955,679 at December 31, 2009 and 2010, respectively. The amount previously reported as net income is now presented as net income attributable to ADS Tactical, Inc. If a change in ownership of a consolidated subsidiary results in a loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net income.

(c)  Subsequent Distributions Made to Stockholders

During January 2011, the Company declared and made distributions to stockholders aggregating $10,648,716, primarily for income taxes. These distributions were funded by the Company’s senior secured revolving credit facility (note 5).

ADS TACTICAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)
December 31, 2008, 2009, and 2010

(9)	Commitments and Contingencies

(a)  Leases

The Company leases various office and warehouse space under noncancelable operating leases expiring at various dates through 2015. Future lease payments due under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are as follows:

2011	$703,586
2012	377,687
2013	389,020
2014	256,449
2015	229,536

$1,956,278

Rent expense under all leases was $1,364,719, $1,500,726, and $776,248 for 2008, 2009, and 2010, respectively.

(b)  Guarantees

Mar-Vel is a guarantor on two mortgages totaling approximately $2,000,000 at December 31, 2010 held by one of the entities from which the Company leases office and warehouse space.

(c)  Employment Agreement

The Company has an employment agreement in place that provides for a bonus to an employee in connection with a change in control if such change in control is the sale of the company for at least $100,000,000. The bonus payable under the agreement is 0.5% of the purchase price over any amounts paid or payable to the employee pursuant to the terms of the Transaction Bonus Agreement (note 13(a)).

(d)  Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. When management concludes that it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, it is accrued through a charge to earnings. While the ultimate amount of liability incurred in any of these claims and legal actions is dependent on future developments, in management’s opinion, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

(10)	Related Party Transactions

ADS, Inc. sells products to a related wholesale company having common ownership, Tactical Distributors, LLC (Tactical Distributors), which are sold to nongovernmental customers. Occasionally, the Company purchases some of its products from Tactical Distributors. ADS, Inc. had sales of $1,141,734, $1,775,451, and $1,793,383 to Tactical Distributors in 2008, 2009, and 2010, respectively, and purchases from Tactical Distributors of $147,394, $1,415,843, and $541,834 in 2008, 2009, and 2010, respectively. The Company had accounts receivable of $253,214 and $227,651 and accounts payable of $9,409 and $3,828 with Tactical Distributors at December 31, 2009 and 2010, respectively.

ADS, Inc. is charged for airplane usage, pilots, fuel, and other incidental costs from three related companies, Tactical Air, LLC (Tactical Air), Tactical Hawker, LLC (Tactical Hawker), and Tactical Pilot

ADS TACTICAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)
December 31, 2008, 2009, and 2010

Operations, LLC (Tactical Pilot), each of which have common ownership. ADS, Inc. purchased $336,547, $779,890, and $1,008,668 of services from these three related companies in 2008, 2009, and 2010, respectively. These amounts are included in selling, general, and administrative expenses. The Company had accounts payable of $140,317 and $62,572 to these three related companies at December 31, 2009 and 2010, respectively.

ADS, Inc. purchased software from a related software reseller having common ownership, Mythics, Inc. (Mythics), and hired this software company to implement and manage a software conversion. ADS, Inc. incurred costs of $113,469, $0, and $30,000 for software, development, and implementation services with Mythics in 2008, 2009, and 2010, respectively.

At times, ADS, Inc. may make short-term advances to Company stockholders and entities owned by Company stockholders. Advances to the stockholders and related affiliates do not bear interest and are generally settled on a quarterly basis. ADS, Inc. had advances included in due from affiliates of $635,361 and $239,687 at December 31, 2009 and 2010, respectively, as a result of these advances.

(11)	Variable Interest Entities

The Company evaluates its related parties and other affiliated companies to determine whether such entities may be a VIE, and, if a VIE, whether the Company is the primary beneficiary. Generally, an entity is determined to be a VIE when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support, or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The primary beneficiary is the entity that has both (1) the power to direct matters that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE’s economic performance including, but not limited to, the ability to direct financing, the nature and terms of leasing arrangements, and other operating decisions and activities. The obligation to absorb losses and the right to receive benefits when a reporting entity is affiliated with a VIE may be based on ownership, contractual, and/or other pecuniary interests in that VIE.

The Company has determined that, although it has no voting interest in Tactical Warehouse and Tactical Office, these entities, which have common ownership with the Company, are VIEs. Their assets consist primarily of land and buildings leased to, and used in the operations of the Company, and their liabilities consist primarily of mortgage debt related to such land and buildings, which is guaranteed by the Company. The assets of the VIEs can be used only to settle the VIEs’ obligations.

The Company determined that the guarantees of the related mortgage debt and the present value of the minimum lease payments in relation to the fair values of the respective assets exposes it to a majority of the risk of the leased assets over their remaining economic life and, accordingly, the VIEs are consolidated and

ADS TACTICAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)
December 31, 2008, 2009, and 2010

reflected in the accompanying consolidated financial statements. A summary of the VIEs at December 31, 2009 and 2010 and for the years then ended follows:

	2009	2010

Cash and cash equivalents	$317,453	503,220
Accounts receivable	4,857	1,628
Property and equipment, net	15,308,105	15,718,716
Other assets	126,114	1,599,361

Total assets	$15,756,529	17,822,925

Accounts payable and accrued expenses	$192,021	90,485
Due to ADS, Inc.	704,901	—
Deferred revenue	151,614	139,037
Long-term debt	12,413,635	13,637,724

Total liabilities	13,462,171	13,867,246
Equity	2,294,358	3,955,679

Total liabilities and equity	$15,756,529	17,822,925

Operating income	$1,689,529	2,759,358
Operating expenses	916,059	1,123,249

Operating income	773,470	1,636,109
Other expenses	632,178	674,788

Net income	$141,292	961,321

ADS, Inc. incurred $937,000 and $2,091,000 in lease expense to Tactical Warehouse and Tactical Office for the years ended December 31, 2009 and 2010, respectively. These expenses and the related income on Tactical Warehouse and Tactical Office have been eliminated in consolidation.

Management has evaluated its other related party transactions (note 10) and determined that Tactical Air, Tactical Hawker, and Tactical Pilot are VIEs; however, the Company is not the primary beneficiary and consolidation is not required as the Company does not control these related entities.

(12)	Pro Forma Information (Unaudited)

(a)  Income Taxes

The pro forma net income attributable to ADS Tactical, Inc. was computed under the assumption that the Company will convert from S Corporation status to a taxable C Corporation. Prior to such conversion, the Company was not subject to income taxes. The pro forma net income attributable to ADS Tactical, Inc., therefore, includes adjustments for income tax expense as if the Company had been a taxable corporation at an effective tax rate of 39.5% in 2008 and 2009 and 40.0% in 2010.

(b)  Net Income Per Share

Basic and diluted net income per common share are computed using the weighted average number of common shares outstanding during the year. For the years ended December 31, 2008, 2009, and 2010, the Company had no dilutive securities outstanding, and therefore, diluted net income per share is equal to basic net income per share for each year.

ADS TACTICAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)
December 31, 2008, 2009, and 2010

(13)	Subsequent Events

(a)  Debt Transactions & Transaction Bonus Agreements

On March 25, 2011, the Company issued $275,000,000 of 11.00% senior secured notes due 2018. The net proceeds of the offering were used to make distributions to stockholders of $217,126,251, to repay the existing term loan facility (note 6), and to pay cash bonuses (Transaction Bonuses) in recognition of services and contributions of certain members of management of the Company pursuant to agreements entered into on March 1, 2011. The aggregate amount of all Transaction Bonuses expected to be paid is $9,000,000. Approximately $6,600,000 was payable upon consummation of the debt offering, with the remaining $2,400,000 payable upon the earlier of (x) the consummation of a proposed initial public offering of common stock and (y) December 31, 2011.

On March 25, 2011, the Company amended and restated its senior secured revolving credit facility increasing the existing credit limit to $200,000,000, with an optional increase in commitments of up to an additional $50,000,000, and extending the maturity date to March 25, 2016. The amended facility bears interest at variable rates based on the Eurodollar rate or the bank’s base rate, and in each case includes an applicable margin ranging from 1.25% to 2.75% depending on the average excess availability.

(b)  Stock Split and Change in Par Value

On July 5, 2011, the Company approved a 300 for 1 stock split of the Company’s common stock and concurrently increased the number of common shares authorized from 300,000 shares to 250,000,000 shares and authorized 50,000,000 shares of preferred stock, none of which have been issued. In addition, the Board of Directors approved a change from no par to $.001 par value per share of common stock. The consolidated financial statements give retroactive effect to the 300 for 1 stock split of the Company’s common stock and change in par value.

ADS TACTICAL, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Balance Sheets
December 31, 2010 and March 31, 2011

	December 31,	March 31,
	2010	2011

Assets
Current assets:
Cash and cash equivalents	$2,810,093	1,937,590
Accounts receivable, net	171,353,312	147,714,490
Inventories	87,345,649	72,968,834
Prepaid expenses and other current assets	2,276,871	4,717,891

Total current assets	263,785,925	227,338,805
Property and equipment, net	19,212,282	20,114,426
Due from affiliates	239,687	94,504
Deferred financing costs	2,616,063	11,736,240
Other assets	245,543	242,309

	$286,099,500	259,526,284

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Line of credit	$90,154,626	66,055,726
Current portion of long-term debt	21,097,261	334,921
Accounts payable	115,067,593	102,021,771
Accrued expenses	6,680,454	4,825,832
Deferred revenue	139,036	143,168

Total current liabilities	233,138,970	173,381,418
Long-term debt, excluding current portion	37,573,067	289,307,115

Total liabilities	270,712,037	462,688,533

Stockholders’ equity (deficit):
Common stock ($0.001 par value; 250,000,000 shares authorized; outstanding 44,442,000 shares)	44,442	44,442
Additional paid-in capital	18,882	18,882
Retained earnings (accumulated deficit)	11,368,460	(207,324,385)

Total equity (deficit) attributable to ADS Tactical, Inc.	11,431,784	(207,261,061)
Noncontrolling interests	3,955,679	4,098,812

Total stockholders’ equity (deficit)	15,387,463	(203,162,249)

Total liabilities and stockholders’ equity (deficit)	$286,099,500	259,526,284

See accompanying notes to unaudited condensed consolidated financial statements.

ADS TACTICAL, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Statements of Operations
Three months ended March 31, 2010 and 2011

	Three Months Ended
	March 31,
	2010	2011

Net Sales	$292,282,837	343,917,613
Cost of goods sold	258,852,966	302,691,177

Gross profit	33,429,871	41,226,436
Selling, general, and administrative expenses	15,567,593	28,121,354

Income from operations	17,862,278	13,105,082

Other income (expense):
Interest income	46,720	28,043
Interest expense	(780,339)	(2,341,613)
Write-off of deferred financing costs upon extinguishment and refinancing of debt	—	(1,536,257)

	(733,619)	(3,849,827)

Net income	17,128,659	9,255,255

Net income attributable to noncontrolling interests	392,147	143,133

Net income attributable to ADS Tactical, Inc.	$16,736,512	9,112,122

Pro forma net income attributable to ADS Tactical, Inc. and net income per share information:
Net income attributable to ADS Tactical, Inc.	$16,736,512	9,112,122
Pro forma provision for income taxes (note 9)	6,610,922	3,553,728

Pro forma net income attributable to ADS Tactical, Inc.	$10,125,590	5,558,394

Pro forma net income per share after giving effect to stock split (notes 9 and 10):
Basic and diluted	$0.23	0.13
Pro forma weighted average shares outstanding after giving effect to stock split (notes 9 and 10)	44,442,000	44,442,000

See accompanying notes to unaudited condensed consolidated financial statements.

ADS TACTICAL, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Statement of Stockholders’ Equity (Deficit)
Three months ended March 31, 2011

				Retained	Equity (deficit)
			Additional	earnings	attributable
	Common stock		paid-in	(accumulated	to ADS	Noncontrolling
	Shares	Amount	capital	deficit)	Tactical, Inc.	interests	Total

Balance—January 1, 2011	44,442,000	$44,442	18,882	11,368,460	11,431,784	3,955,679	15,387,463
Net income	—	—	—	9,112,122	9,112,122	143,133	9,255,255
Distributions paid to stockholders	—	—	—	(227,804,967)	(227,804,967)	—	(227,804,967)

Balance—March 31, 2011	44,442,000	$44,442	18,882	(207,324,385)	(207,261,061)	4,098,812	(203,162,249)

See accompanying notes to unaudited condensed consolidated financial statements.

ADS TACTICAL, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Statements of Cash Flows
Three months ended March 31, 2010 and 2011

	Three Months Ended
	March 31,
	2010	2011

Cash flows from operating activities:
Net income	$17,128,659	9,255,255
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	248,782	469,170
Amortization of deferred financing costs	41,988	301,853
Write-off of deferred financing costs	—	1,536,257
Loss on sale of property and equipment	82,292	—
Changes in operating assets and liabilities:
Accounts receivable	10,500,253	23,638,822
Inventories	(6,384,473)	14,376,815
Prepaid expenses and other assets	(1,054,744)	(2,437,786)
Accounts payable	(6,205,076)	(13,045,822)
Accrued expenses	(1,688,739)	(2,282,009)
Deferred revenue	(158,734)	4,132

Net cash provided by operating activities	12,510,208	31,816,687

Cash flows from investing activities:
Purchases of property and equipment	(780,660)	(1,371,314)
Advances from (to) affiliated companies	(739,285)	145,183

Net cash used in investing activities	(1,519,945)	(1,226,131)

Cash flows from financing activities:
Net proceeds from (repayments of) line of credit	49,853,851	(24,098,900)
Proceeds from long-term debt	—	276,052,899
Principal payments on long-term debt	(9,077,718)	(45,081,191)
Cash paid for debt issuance costs	(1,511,583)	(10,530,900)
Cash distributions to stockholders	(50,329,995)	(227,804,967)

Net cash used in financing activities	(11,065,445)	(31,463,059)

Net decrease in cash and cash equivalents	(75,182)	(872,503)
Cash and cash equivalents—beginning of period	1,355,414	2,810,093

Cash and cash equivalents—end of period	$1,280,232	1,937,590

Supplemental disclosure of cash flow information:
Interest paid during period	$379,206	1,466,548

See accompanying notes to unaudited condensed consolidated financial statements.

ADS TACTICAL, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Financial Statements
December 31, 2010 and March 31, 2011

(1)	Organization and Nature of Business

On October 2, 2009, Tactical Holdcorp, Inc., a Virginia corporation having no separate operations, acquired all the stock of Atlantic Diving Supply, Inc. (ADS, Inc.) at which time ADS, Inc. became a wholly owned subsidiary of Tactical Holdcorp, Inc. The stockholders of Tactical Holdcorp, Inc. are the same as the stockholders of ADS, Inc. In June 2010, Tactical Holdcorp, Inc. changed its name to ADS Tactical, Inc.

ADS, Inc., a Virginia corporation, was incorporated in 1997 and commenced operations on September 18, 1997. ADS, Inc. is a leading provider of value-added logistics and supply chain solutions specializing in tactical and operational equipment. ADS, Inc. operates between a fragmented base of vendors and a decentralized group of customers. Most of ADS, Inc.’s customers are within the Department of Defense and the Department of Homeland Security. The products ADS, Inc. offers include apparel, expeditionary equipment, optical equipment, communications equipment, emergency medical supplies, lighting, eyewear, and other items.

(2)	Summary of Significant Accounting Policies

(a)	Interim Condensed Financial Information

The accompanying unaudited condensed consolidated financial statements of ADS Tactical, Inc. and its direct and indirect subsidiaries (the Company) have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and are presented in accordance with the requirements of Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2010 contained herein. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2011.

In the Company’s opinion, the unaudited condensed consolidated financial statements contain all adjustments (consisting of those of a normal recurring nature) considered necessary for a fair presentation of its financial position as of March 31, 2011 and the results of its operations and cash flows for the periods presented. The December 31, 2010 balance sheet information was derived from the audited consolidated financial statements as of that date.

(b)	Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

(c)	Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective share of the Company’s income or loss.

ADS TACTICAL, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Financial Statements—(Continued)
December 31, 2010 and March 31, 2011

(d)	Subsequent Events

In preparing these unaudited condensed consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through June 20, 2011, the date the unaudited condensed consolidated financial statements were available to be issued, and determined that, except as described herein, there are no other items to disclose. See note 10.

(e)	Comparative Data

Certain financial statement line items on the December 31, 2010 balance sheet have been reclassified to conform to the current period’s presentation for deferred financing costs capitalized in connection with the issuance of the senior secured notes and amendment of the senior secured revolving credit facility (notes 4 and 5).

(f)	Selling, General, and Administrative Expenses

During the three months ended March 31, 2010 and 2011, the Company incurred costs of approximately $100,000 and $1,800,000, which principally consisted of professional fees and other related costs in connection with a proposed initial public offering of common stock and the pursuit of other strategic opportunities and financings. These costs are included in selling, general, and administrative expenses.

(3)	Fair Value of Financial Instruments

Management of the Company believes the carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable, and accrued expenses, approximate fair value due to the relative short maturity of these instruments. Borrowings under the line of credit bear a variable interest rate, and therefore, the carrying amount of these borrowings approximate fair value. Fair values for long-term debt arrangements other than the senior secured notes are not readily available, but the Company estimates that the carrying values for these arrangements approximate fair value based on discounted cash flows using current market interest rates for debt with similar terms. Fair value of the Company’s senior secured notes is $282,562,500 and is valued within the Level 2 hierarchy based on comparable issuances and other observable market information.

(4)	Line of Credit

On February 18, 2010, the Company entered into a senior secured revolving credit facility with a credit limit of $180,000,000 with an optional increase in commitments of up to an additional $25,000,000. The facility bore interest at variable rates based on the Eurodollar rate or the bank’s base rate, and in each case included an applicable margin ranging from 1.25% to 3.25% depending on the average excess availability. Interest-only payments were due monthly. The facility had a maturity date of February 18, 2013. The facility required the maintenance of certain specified financial ratios and provided restrictive covenants that imposed other significant operating restrictions, including, but not limited to additional indebtedness and distributions to the Company’s stockholders. The facility was secured by a general security agreement covering all the assets of the Company. The borrowing capacity under this facility was generally limited to 90% of government accounts receivable, 85% of commercial accounts receivable, and 65% of inventory, in each case subject to certain limitations.

On March 25, 2011, the Company amended and restated its senior secured revolving credit facility increasing the existing credit limit to $200,000,000 with an optional increase in commitments of up to an additional $50,000,000, and extending the maturity date to March 25, 2016. The amended and restated facility also provides for up to $50,000,000 of letters of credit. Amounts drawn under letters of credit reduce amounts

ADS TACTICAL, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Financial Statements—(Continued)
December 31, 2010 and March 31, 2011

available for borrowing under the facility. The amended and restated facility bears interest at variable rates based on the Eurodollar rate or the bank’s base rate, and in each case includes an applicable margin ranging from 1.25% to 2.75% (1.50% at March 31, 2011) depending on the average excess availability. Interest-only payments are due monthly.

The facility requires the maintenance of certain specified financial ratios and provides restrictive covenants that impose other significant operating restrictions, including but not limited to additional indebtedness and distributions to the Company’s stockholders. Distributions to the Company’s stockholders are limited to distributions for income taxes up to 42% of net income provided the Company is a subchapter S corporation, plus one additional distribution annually provided there is no resulting event of default and subject to borrowing base availability levels and a fixed charge coverage ratio of at least 1.25 to 1.00 after giving pro forma effect to the distribution. There are no restrictions on the Company’s subsidiaries’ ability to distribute to funds to ADS Tactical, Inc. The Company was in compliance with its financial covenants at March 31, 2011.

The facility is secured by a general security agreement covering all of the assets of the Company. The borrowing capacity under this facility is generally limited to 90% of government accounts receivable, 85% of commercial accounts receivable, and 65% of inventory, in each case subject to certain limitations. As of March 31, 2011, and after taking into account outstanding letters of credit of $6,702,648, the Company could have borrowed up to an additional $83,904,964 under this facility.

(5)	Long-Term Debt

On March 25, 2011, the Company issued $275,000,000 of 11% senior secured notes due April 1, 2018 at an offering price of 100% of the face value of the senior secured notes. Interest on the senior secured notes is payable on April 1 and October 1 of each year. Proceeds from the offering of the senior secured notes were used to make a distribution of $217,126,251 to the Company’s stockholders, to repay the outstanding balance of the senior secured term loan, to pay transaction bonuses of $6,576,668 (note 7), and to pay related transaction fees and expenses.

The senior secured notes are secured by a first priority lien subject to certain exceptions and permitted liens, on certain fixed and intangible assets, capital stock of certain subsidiaries, certain intercompany loans held by the Company and the guarantors of the senior secured notes, and proceeds of the foregoing, in each case held by the Company and the guarantors of the senior secured notes. The senior secured notes also are secured by a second priority lien subject to certain exceptions and permitted liens, on all accounts, other than certain note accounts, instruments, chattel paper, and other contracts evidencing such accounts, inventory, certain investment property, cash other than proceeds of the collateral subject to a first priority lien in favor of the senior secured notes, general intangibles, and instruments related to the foregoing and proceeds of the foregoing, in each case held by the Company and the guarantors of the senior secured notes.

Prior to April 1, 2015, the senior secured notes may be redeemed in part or in full at a redemption price equal to 100% of the principal amount of the senior secured notes, plus a make-whole premium calculated in accordance with the senior secured notes indenture and accrued and unpaid interest, if any. In addition, prior to April 1, 2014, up to 35% of the original principal amount of the senior secured notes, including any additional notes issued under the senior secured notes indenture, may be redeemed with the net proceeds of certain equity offerings completed before April 1, 2014 at 111%, provided that after giving effect to such redemption, not less than 50% of the senior secured notes remain outstanding. On or after April 1, 2015, the senior secured notes may be redeemed in part or in full at the following percentages of the outstanding principal amount prepaid: 108.25% prior to April 1, 2016; 105.500% on or after April 1, 2016, but prior to April 1, 2017; and 100% on or after April 1, 2017.

ADS TACTICAL, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Financial Statements—(Continued)
December 31, 2010 and March 31, 2011

In the event of a “Change in Control,” as defined in the senior secured notes indenture, the Company will be required to offer to repurchase the senior secured notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. In addition, the Company will be required to offer to repurchase the senior secured notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, with net proceeds, as defined in the senior secured notes indenture, from certain asset sales including collateral securing the senior secured notes as defined under the senior secured notes indenture, if such proceeds have not otherwise been used in certain specified manners within 365 days of the date of the asset sale.

The senior secured notes indenture contains customary covenants and restrictions on the activities of the Company including but not limited to the incurrence of additional indebtedness; pay dividends or make distributions or redeem capital stock; pay or redeem or purchase certain indebtedness; make certain loans and investments; sell assets; create liens on certain assets to secure debt; enter into agreements restricting the Company’s subsidiaries’ ability to pay dividends; consolidate, merge, sell, or otherwise dispose of all or substantially all of the Company’s assets; and engage in transactions with affiliates. There are no restrictions on the Company’s subsidiaries’ ability to distribute to funds to ADS Tactical, Inc. The Company was in compliance with its financial covenants at March 31, 2011.

ADS TACTICAL, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Financial Statements—(Continued)
December 31, 2010 and March 31, 2011

Long-term debt consists of the following:

	December 31,	March 31,
	2010	2011

Senior secured notes; semi-annual interest only payments at 11.00% beginning October 1, 2011; secured by a first lien on certain fixed and intangible assets with a carrying value of $10,833,110 at March 31, 2011; and a second lien on all remaining assets of ADS, Inc.; due April 1, 2018	$—	275,000,000
Senior secured term loan; monthly principal and interest payments beginning December 31, 2010; first principal payment of $5,000,000 with subsequent monthly payments of $1,730,769, plus interest; variable interest rate at Eurodollar rate or bank’s base rate plus an applicable margin of 4.00% or 3.00%, respectively; secured by all assets of ADS, Inc.; due February 18, 2013; fully repaid on March 25, 2011	45,000,000	—
Mortgage payable to bank on Tactical Office; monthly principal and interest payments of $36,000; variable interest rate at LIBOR plus 2.00% subject to a 4.50% minimum and a 7.85% maximum (4.50% at March 31, 2011); secured by the property with a carrying value of $7,190,341 at March 31, 2011; due February 2034	6,135,398	6,096,882
Mortgage payable to bank on Tactical Warehouse; monthly principal and interest payments of $41,000; fixed interest rate at 6.03%; secured by the property with a carrying value of $9,492,787 at March 31, 2011; due July 2033	6,012,890	5,980,405
Mortgage payable to bank on Tactical Warehouse; monthly interest payments calculated on the outstanding note balance for the first twelve months, with monthly principal and interest payments of $23,000 thereafter; fixed interest rate at 7.28%; secured by the property with a carrying value of $9,492,787 at March 31, 2011; due July 2036	1,489,436	2,542,335
Capital lease obligation payable in monthly installments of $3,174 including imputed interest at 8.40%; matures in December 2012	32,604	22,414

	58,670,328	289,642,036
Less current portion	(21,097,261)	(334,921)

	$37,573,067	289,307,115

(6)	Stockholders’ Equity (Deficit)

For the three months ended March 31, 2011, the Company declared and made distributions to stockholders aggregating $10,678,716 primarily for income taxes. On March 25, 2011, the Company declared and made special distributions to stockholders aggregating $217,126,251 with a portion of the proceeds from the issuance of the senior secured notes (note 5).

Subsequent to March 31, 2011, in April and June 2011 the Company declared and made tax distributions to stockholders of $5,650,000 and $3,461,939, respectively.

ADS TACTICAL, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Financial Statements—(Continued)
December 31, 2010 and March 31, 2011

(7)	Commitments and Contingencies

(a)	Guarantees

Mar-Vel, a subsidiary of the Company, is a guarantor on two mortgages totaling approximately $2,000,000 at March 31, 2011. The Company leases the related properties for use as office and warehouse space.

(b)	Employment Agreement

The Company has an employment agreement in place that provides for a bonus to an employee in connection with a change in control if such change in control is the sale of the Company for at least $100,000,000. The bonus payable under the agreement is 0.5% of the purchase price over any amounts paid or payable to the employee pursuant to the terms of the Transaction Bonus Agreement consummated as part of the senior secured notes offering (note 5). See note 10.

(c)	Transaction Bonus Agreements

In connection with the issuance of the senior secured notes and proposed initial public offering, certain members of the Company’s senior management are eligible to receive transaction bonuses in recognition of services and contributions to the value of the Company. In a majority of cases, two-thirds of each individual’s transaction bonus was paid upon consummation of the senior secured notes offering, with the remainder to be paid upon the earlier of (x) the consummation of an initial public offering and (y) December 31, 2011, subject to each individual’s continued employment through such payment date. The aggregate amount of all transaction bonuses is $9,000,000, of which $6,576,668 was paid upon consummation of the senior secured notes offering and is included in selling, general, and administrative expenses as of March 31, 2011.

(d)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. When management concludes that it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, it is accrued through a charge to earnings. While the ultimate amount of liability incurred in any of these claims and legal actions is dependent on future developments, in management’s opinion, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

(8)	Variable Interest Entities

The Company evaluates its related parties and other affiliated companies to determine whether such entities may be a VIE, and, if a VIE, whether the Company is the primary beneficiary. Generally, an entity is determined to be a VIE when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The primary beneficiary is the entity that has both (1) the power to direct matters that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE’s economic performance including, but not limited to, the ability to direct financing, the nature and terms of leasing arrangements, and other operating decisions and activities. The obligation to absorb losses and the right to receive benefits when a

ADS TACTICAL, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Financial Statements—(Continued)
December 31, 2010 and March 31, 2011

reporting entity is affiliated with a VIE may be based on ownership, contractual, and/or other pecuniary interests in that VIE.

The Company has determined that, although it has no voting interest in Tactical Warehouse and Tactical Office, these entities, which have common ownership with the Company, are VIEs. Their assets consist primarily of land and buildings leased to, and used in the operations of the Company, and their liabilities consist primarily of mortgage debt related to such land and buildings, which is guaranteed by the Company. The assets of the VIEs can be used only to settle the VIEs’ obligations.

The Company determined that the guarantees of the related mortgage debt and the present value of the minimum lease payments in relation to the fair values of the respective assets exposes it to a majority of the risk of the leased assets over their remaining economic life and, accordingly, the VIEs are consolidated and reflected in the accompanying condensed consolidated financial statements. A summary of the VIEs is as follows:

	December 31,	March 31,
	2010	2011

Cash and cash equivalents	$503,220	643,300
Accounts receivable	1,628	1,998
Property and equipment, net	15,718,716	16,683,128
Other assets	1,599,361	1,632,842

Total assets	$17,822,925	18,961,268

Accounts payable and accrued expenses	$90,485	99,666
Deferred revenue	139,037	143,168
Long-term debt	13,637,724	14,619,622

Total liabilities	13,867,246	14,862,456
Equity	3,955,679	4,098,812

Total liabilities and equity	$17,822,925	18,961,268

	Three Months Ended March 31,
	2010	2011

Operating income	$849,850	608,743
Operating expenses	294,853	268,196

Net operating income	554,997	340,547
Other expenses	162,849	197,414

Net income	$392,148	143,133

ADS, Inc. incurred $703,083 and $448,648 in lease expense to Tactical Warehouse and Tactical Office for the three months ended March 31, 2010 and 2011, respectively. These expenses and the related income as included in the above summary have been eliminated in consolidation.

ADS TACTICAL, INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Financial Statements—(Continued)
December 31, 2010 and March 31, 2011

(9) Pro Forma Information (Unaudited)

(a)	Income Taxes

The pro forma net income attributable to ADS Tactical, Inc. was computed under the assumption that the Company will convert from S Corporation status to a taxable C Corporation. Prior to such conversion, the Company was not subject to income taxes. The pro forma net income attributable to ADS Tactical, Inc., therefore, includes adjustments for income tax expense as if the Company had been a taxable corporation at an effective tax rate of 39.5% and 39.0% for the three months ended March, 31, 2010 and 2011, respectively.

(b)	Net Income Per Share

Basic and diluted net income per common share are computed using the weighted average number of common shares outstanding during the year. For the three months ended March 31, 2010 and 2011, the Company had no dilutive securities outstanding, and therefore, diluted net income per share is equal to basic net income per share for each period.

(10)	Subsequent Event

(a)	Stock Split and Par Value Change

On July 5, 2011, the Company approved a 300 for 1 stock split of the Company’s common stock and concurrently increased the number of common shares authorized from 300,000 shares to 250,000,000 shares and authorized 50,000,000 shares of preferred stock, none of which have been issued. In addition, the Board of Directors approved a change from no par to $.001 par value per share of common stock. The consolidated financial statements give retroactive effect to the 300 for 1 stock split of the Company’s common stock and change in par value.

(b)	Additional Employment Agreement

On June 16, 2011 the Company entered into an employment agreement with a term of five years that provides for a bonus to an employee upon the earlier of (x) the consummation of an initial public offering or (y) the occurrence of a sale of the Company, as defined. The Company estimates that in the event of the consummation of an initial public offering or sale of the Company, the bonus payable pursuant to this agreement will result in a charge to earnings totaling approximately $2,700,000.

OPERATIONAL EQUIPMENT & LOGISTICS SOLUTIONS

MC0155 07/11

© 2010 ADS, Inc. The ADS Logo is a registered trademark of ADS, Inc.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses other than the underwriting discount, payable by the Registrant in connection with the sale of the common shares being registered. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$28,839
FINRA fee	$25,340
Legal fees and expenses	$3,500,000
Printing and engraving expenses	$350,000
Blue sky fees	$15,000
NYSE fees	$219,600
Transfer agent fees	$5,000
Accounting fees and expenses	$700,000
Miscellaneous	$250,000

Total	$5,093,779

ITEM 14.	Indemnification of Officers and Directors.

ADS Tactical, Inc. is incorporated under the laws of the state of Delaware.

Section 145 of the Delaware General Corporation Law, or the “DGCL,” provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The amended and restated certificate of incorporation of ADS Tactical, Inc. provides for the indemnification of directors, officers and employees to the fullest extent permitted by the DGCL. In addition, as permitted by the DGCL, the amended and restated certificate of incorporation of ADS Tactical, Inc. provides that none of its directors will be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended.

The amended and restated bylaws of ADS Tactical, Inc. provide for the indemnification of all of their respective current and former directors and current or former officers to the fullest extent permitted by the DGCL.

Item 15.	Recent Sales of Unregistered Securities.

Not applicable

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index beginning on page II-5, which follows the signature pages hereof and is incorporated by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(4) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Virginia Beach, State of Virginia, on July 18, 2011.

ADS Tactical, Inc.

By:	/s/ Luke M. Hillier Luke M. Hillier Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Luke M. Hillier Luke M. Hillier	Chief Executive Officer and Director (Principal Executive Officer)	July 18, 2011

* Daniel J. Clarkson	Chief Operating Officer, Vice President, Treasurer, Secretary and Director	July 18, 2011

* Patricia A. Bohlen	Chief Financial Officer (Principal Accounting Officer)	July 18, 2011

* William A. Roper, Jr.	President and Director (Principal Financial Officer)	July 18, 2011

* R. Scott LaRose	Director	July 18, 2011

* By:	/s/ Luke M. Hillier Luke M. Hillier, as Attorney-In-Fact

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Luke M. Hillier, Daniel J. Clarkson and R. Scott LaRose, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, severally, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ R. T. Dail Lieutenant General (Ret.) Robert T. Dail	Director	July 18, 2011

/s/ Paul Hirschbiel Paul O. Hirschbiel	Director	July 18, 2011

/s/ Brother Rutter C. Arthur “Brother” Rutter III	Director	July 18, 2011

EXHIBIT INDEX

Exhibit
No.		Description of Exhibit

1	.1+	Form of Underwriting Agreement.
3	.1*	Amended and Restated Certificate of Incorporation of ADS Tactical, Inc.
3	.2*	Amended and Restated Bylaws of ADS Tactical, Inc.
4	.1*	Specimen Common Stock Certificate of ADS Tactical, Inc.
4	.2+	Senior Secured Notes Indenture, dated as of March 25, 2011, among ADS Tactical, Inc., the Guarantors named therein, Wilmington Trust FSB, as Trustee and Wilmington Trust FSB, as Collateral Trustee.
4	.3+	Form of 11.00% Senior Secured Note due 2018 (included in Exhibit 4.2 above).
5	.1*	Opinion of Latham & Watkins LLP, special counsel to ADS Tactical, Inc.
10	.1+	Loan and Security Agreement, dated as of February 18, 2010, among ADS Tactical, Inc. (f/k/a Tactical HoldCorp, Inc.), Atlantic Diving Supply, Inc., Mar-Vel International, Inc., a New Jersey corporation, the lenders party thereto, Wachovia Bank, National Association, as Administrative Agent, SunTrust Bank, RBS Business Capital, a division of RBS Asset Finance, Inc., a subsidiary of RBS Citizens, NA, and Bank of America, N.A., each as a Syndication Agent, and Wells Fargo Capital Finance, LLC as Sole Lead Arranger, Manager and Bookrunner.
10	.2+	First Amendment to Loan and Security Agreement, as of dated October 22, 2010, among ADS Tactical, Inc. (formerly known as Tactical HoldCorp, Inc.), a Delaware corporation, Atlantic Diving Supply, Inc. (d/b/a ADS, Inc.), a Virginia corporation, the Subsidiaries of the Company identified as “Borrowers” on the signature pages thereto, Mar-Vel International, Inc., a New Jersey corporation, the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent.
10	.3+	Amended and Restated Loan and Security Agreement, dated as of March 25, 2011, among ADS Tactical, Inc. and Atlantic Diving Supply, Inc., as Borrowers, Certain other Subsidiaries of the Company, as Subsidiary Guarantors, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as Administrative Agent, Suntrust Bank, RBS Business Capital, a division of RBS Asset Finance, Inc., a subsidiary of RBS Citizens, NA and Bank of America, N.A., each, as a Syndication Agent and Wells Fargo Capital Finance, LLC, as Sole Lead Arranger, Manager and Bookrunner.
10	.4*	Stockholders Agreement, dated as of July 1, 2011, among Luke Hillier, Daniel Clarkson, R. Scott LaRose and ADS Tactical, Inc.
10	.5*	Employment Agreement, dated as of July 1, 2011, between Luke Hillier and ADS Tactical, Inc.
10	.6*	Employment Agreement, dated as of July 1, 2011, between Daniel Clarkson and ADS Tactical, Inc.
10	.7+	2010 Compensation Plan Details for Patricia Bohlen.
10	.8*	Employment Agreement, dated as of August 1, 2008, between Bruce Dressel and Atlantic Diving Supply, Inc.
10	.9+	2010 Compensation Plan Details for Bruce Dressel.
10	.10+	2010 Compensation Plan Details for Jason Wallace.
10	.11+	Lease Agreement, dated as of August 1, 2009, between Tactical Office, LLC and Atlantic Diving Supply, Inc.
10	.12+	Lease Agreement, dated as of May 22, 2007, between Kettler Realty Corp. and ADS, Inc.
10	.13+	Lease Addendum for Temporary Space, dated as of December 1, 2009, between Kettler Realty Corp. and ADS, Inc.
10	.14+	Lease Agreement, dated as of July 23, 2008, between Tactical Warehouse, LLC and Atlantic Diving Supply, Inc.

Exhibit
No.		Description of Exhibit

10	.15+	Lease Agreement, dated as of November 18, 2010, between SEBCO, Inc. and Atlantic Diving Supply, Inc.
10	.16+	Flex Lease Agreement, dated as of November 30, 2005, between 7115 Airport Highway, LLC and Mar-Vel International, Inc., as amended.
10	.17+	2011 Compensation Plan Details for Bruce Dressel.
10	.18+	2011 Compensation Plan Details for Patricia Bohlen.
10	.19+	2011 Compensation Plan Details for Jason Wallace.
10	.20+	Form of Indemnification Agreement between ADS Tactical, Inc. and its directors and executive officers.
10	.21+	Transaction Bonus Letter Agreement for Bruce Dressel.
10	.22+	Transaction Bonus Letter Agreement for Patricia Bohlen.
10	.23+	Transaction Bonus Letter Agreement for Jason Wallace.
10	.24*	Employment Agreement, dated as of July 13, 2011, between William A. Roper, Jr. and ADS Tactical, Inc.
10	.25*	ADS Tactical, Inc. 2011 Incentive Award Plan
10	.26*	ADS Tactical, Inc. Senior Executive Bonus Plan
10	.27*	First Amendment to Employment Agreement, dated as of March 1, 2011, between Bruce Dressel and Atlantic Diving Supply, Inc.
10	.28*	Second Amendment to Employment Agreement, dated as of May 1, 2011, between Bruce Dressel and Atlantic Diving Supply, Inc.
21	.1+	Subsidiaries of the Registrant.
23	.1*	Consent of Latham & Watkins LLP, special counsel to ADS Tactical, Inc. (included in Exhibit 5.1).
23	.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24	.1+*	Power of Attorney (included on signature pages attached hereto).

*	Filed herewith.

†	To be filed by amendment.

+	Previously filed.